SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                           No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An annual report for 2012 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 22, 2013.

CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
8	Chairman’s Statement
11	Business Review and Prospects
19	Management’s Discussion and Analysis
29	Significant Events
37	Connected Transactions
41	Corporate Governance
49	Report of the Board of Directors
54	Report of the Board of Supervisors
57	Directors, Supervisors, Senior Management and Employees
70	Principal Wholly-owned, and Controlling Subsidiaries
71	Financial Statements
195	Corporate Information
197	Documents for Inspection
198	Confirmation from the Directors and Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 22 March 2013 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS, THE BOARD OF SUPERVISORS, DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF CHINA PETROLEUM & CHEMICAL CORPORATION (“SINOPEC CORP.”) WARRANT THAT THERE ARE NO MISREPRESENTATIONS, MISLEADING STATEMENTS CONTAINED IN OR MATERIAL OMISSIONS FROM THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO APPROPRIATION OF THE COMPANY’S FUNDS FOR NON-OPERATIONAL PURPOSE BY ANY CONTROLLING SHAREHOLDERS OR THEIR CONNECTED PERSONS, AND THERE IS NO VIOLATION OF DECISION-MAKING PROCEDURES IN PROVIDING EXTERNAL GUARANTEES. ALL DIRECTORS OF SINOPEC CORP. ATTENDED THE SIXTH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP. MR. FU CHENGYU, CHAIRMAN OF THE BOARD, MR. WANG TIANPU, VICE CHAIRMAN AND PRESIDENT AND MR. WANG XINHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE FINANCIAL DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE ANNUAL RESULTS OF SINOPEC CORP. FOR THE YEAR ENDED 31 DECEMBER 2012.

THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2012 OF SINOPEC CORP. AND ITS SUBSIDIARIES (THE “COMPANY”) PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) HAVE BEEN AUDITED BY KPMG HUAZHEN (SPECIAL GENERAL PARTNERSHIP) AND KPMG CERTIFIED PUBLIC ACCOUNTANTS (“KPMG”) RESPECTIVELY AND BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

AS APPROVED BY THE SIXTH MEETING OF THE FIFTH SESSION OF THE BOARD OF DIRECTORS, THE BOARD RECOMMENDED A FINAL CASH DIVIDEND OF RMB 0.20 PER SHARE FOR 2012, COMBINED WITH THE INTERIM CASH DIVIDEND OF RMB 0.10 PER SHARE, TOTAL CASH DIVIDEND FOR 2012 WILL BE RMB 0.30 PER SHARE. THE BOARD ALSO PROPOSED THAT, BASED ON THE TOTAL NUMBER OF SHARES ON THE RECORD DATE, 2 BONUS SHARES FROM RETAINED EARNINGS AND 1 BONUS SHARE FROM CAPITAL RESERVE BE DISTRIBUTED FOR EACH 10 EXISTING SHARES HELD BY ALL SHAREHOLDERS. THE PROPOSAL SUBJECTS TO THE SHAREHOLDER’S APPROVAL AT THE ANNUAL GENERAL MEETING.

Exploration and Production	Refining	Marketing and Distribution	Chemicals

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies with upstream, midstream and downstream operations in China. Its principal operations include: the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, synthetic fiber, fertilizer and other chemical products; import and export, as well as import and export agency business of oil, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Adhering to its corporate mission of “Enterprise development, Contribution to the Country, Shareholder value creation, Social responsibility and Employee wellbeing”, Sinopec Corp. implements strategies for resources, markets, integration, internationalization, differentiation and green low-carbon development with a view to realize its vision of building a first class, global energy and petrochemical company.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1  FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

(1)  Principal financial data

	For the years ended 31 December
	2012	2011	Change	2010
Items	RMB millions	RMB millions	%	RMB millions

Operating income	2,786,045	2,505,683	11.2	1,913,182
Operating profit	87,926	100,966	(12.9)	101,352
Profit before taxation	90,107	102,638	(12.2)	102,178
Net profit attributable to equity shareholders of the Company	63,496	71,697	(11.4)	70,713
Net profit attributable to equity shareholders of the Company before extraordinary gain and loss	61,922	70,453	(12.1)	68,345
Net cash flow from operating activities	143,462	151,181	(5.1)	171,262

	At 31 December
	2012	2011	Change	2010
Items	RMB millions	RMB millions	%	RMB millions

Total assets	1,247,271	1,130,053	10.4	985,389
Total liabilities	696,670	620,528	12.3	532,707
Total equity attributable to equity shareholders of the Company	513,374	474,399	8.2	421,127
Total shares (10,000 shares)	8,682,029	8,670,256	0.1	8,670,253

(2)  Principal financial indicators

	For the years ended 31 December
	2012	2011	Change	2010
Items	RMB	RMB	%	RMB

Basic earnings per share	0.731	0.827	(11.6)	0.816
Diluted earnings per share	0.704	0.795	(11.4)	0.808
Basic earnings per share based on latest total shares (note)	0.708	0.826	(14.3)	0.816
Basic earnings per share (before extraordinary gain and loss)	0.713	0.813	(12.3)	0.788
Weighted average return on net assets (%)	12.80	15.93	(3.13)	17.43
			percentage
			points
Weighted average return (before extraordinary gain and loss) on net assets (%)	12.48	15.66	(3.18)	16.94
			percentage
			points
Net cash flow from operating activities per share	1.653	1.744	(5.2)	1.975

Note: Basic earnings per share based on the total shares in the last trading day before publication of annual results.

	At 31 December
	2012	2011	Change	2010
Items	RMB	RMB	%	RMB

Net assets attributable to equity shareholders of the Company per share	5.913	5.472	8.1	4.857
Liabilities to assets ratio (%)	55.86	54.91	0.95	54.06
			percentage
			points

(3)  Extraordinary items and corresponding amounts

Items	For the year ended 31 December
	2012	2011	2010
		(Income)/expenses
		RMB millions

Gain on disposal of fixed assets	(133)	(754)	(253)
Donations	231	90	177
Government grants	(2,814)	(1,400)	(1,096)
Gain on holding and disposal of various investments	(69)	(48)	(71)
Net profit of subsidiaries generated from a business combination involving entities under common control before acquisition date	—	—	(3,043)
Other non-operating expenses, net	553	385	362
Subtotal	(2,232)	(1,727)	(3,924)
Tax effect	558	432	220
Total	(1,674)	(1,295)	(3,704)
Attributable to: Equity shareholders of the Company	(1,574)	(1,244)	(2,368)
Minority interests	(100)	(51)	(1,336)

(4)  Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	At 31 December		Increase/(decrease)
	2012	2011	Amount	Percentage	Reasons for change
Items	RMB millions	RMB millions	RMB millions	(%)

Cash at bank and on hand	10,864	25,197	(14,333)	(56.88)	Due to centralized management of funds, reduced position of cash
Accounts receivable	81,395	58,721	22,674	38.61	Due to business scale growth
Construction in progress	168,977	111,311	57,666	51.81	Mainly due to production growth and increased capital expenditure
Intangible assets	49,834	34,842	14,992	43.03	Please refer to Financial Statements under ASBE, Note 14
Short-term loans	70,228	36,985	33,243	89.88	Due to adjustment to debt structure, and the increase in low cost borrowings in USD
Taxes payable	21,985	39,622	(17,637)	(44.51)	Please refer to Financial Statements under ASBE, Note 25
Short-term debentures payable	30,000	—	30,000	N/A	Issuance of RMB 30 billion short-term debentures in 2012
Non-current liabilities due within one year	15,754	43,388	(27,634)	(63.69)	Repayment of bonds due within one year
Financial expenses	9,819	6,544	3,275	50.05	Decrease in exchange gains and increase in debts bearing interests
Impairment losses	7,906	5,811	2,095	36.05	Please refer to Financial Statements under ASBE, Note 39
Gain from changes in fair value	206	1,423	(1,217)	(85.52)	Due to fair value change of the embedded derivatives of convertible bonds issued by the Company
Investment income	1,540	4,186	(2,646)	(63.21)	Please refer to Financial Statements under ASBE, Note 41
Non-operating income	4,573	3,411	1,162	34.07	Please refer to Financial Statements under ASBE, Note 42
Non-operating expense	2,392	1,739	653	37.55	Please refer to Financial Statements under ASBE, Note 43

2   FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

Unit: RMB millions

	For the years ended 31 December
Items	2012	2011	2010	2009	2008

Turnover, other operating revenues and other income	2,786,045	2,505,683	1,913,182	1,345,052	1,495,148
Operating profit	98,662	105,530	104,974	90,669	38,551
Profit before taxation	90,642	104,565	103,663	86,574	33,412
Profit attributable to equity shareholders of the Company	63,879	73,225	71,782	63,129	31,180
Basic earnings per share (RMB)	0.736	0.845	0.828	0.728	0.360
Diluted earnings per share (RMB)	0.708	0.812	0.820	0.723	0.319
Return on capital employed (%)	9.09	11.49	12.95	11.67	5.92
Return on net assets (%)	12.50	15.50	17.11	16.63	9.44
Net cash generated from operating activities per share (RMB)	1.640	1.737	1.965	1.909	0.997

Unit: RMB millions

	As at 31 December
Items	2012	2011	2010	2009	2008

Non-current assets	901,678	801,773	735,593	697,474	635,533
Net current liabilities	148,358	101,485	76,177	114,442	126,570
Non-current liabilities	205,284	192,944	208,380	177,526	156,263
Non-controlling interests	37,122	35,016	31,432	25,991	22,324
Total equity attributable to equity shareholders of the Company	510,914	472,328	419,604	379,515	330,376
Net assets per share (RMB)	5.885	5.448	4.840	4.377	3.810
Adjusted net assets per share (RMB)	5.764	5.339	4.747	4.299	3.719

3   MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS PLEASE REFER TO PAGE 191 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1  CHANGES IN THE SHARE CAPITAL

Unit: Share

	Before change		Increase/(decrease)					After change
Items	Numbers	Percentage (%)	New shares issued	Bonus issued	Conversion from reserve	Others	Sub-total	Number	Percentage (%)

RMB ordinary shares	69,922,074,436	80.65	—	—	—	117,724,450	117,724,450	70,039,798,886	80.67
Domestically listed foreign shares	—	—	—	—	—	—	—	—	—
Overseas listed foreign shares	16,780,488,000	19.35	—	—	—	—	—	16,780,488,000	19.33
Others	—	—	—	—	—	—	—	—	—
Total Shares	86,702,562,436	100	—	—	—	117,724,450	117,724,450	86,820,286,886	100

2  NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS
The total number of shareholders of Sinopec Corp. as at 31 December 2012 was 732,218 including 725,663 holders of domestic A Shares and 6,555 holders of overseas H Shares. As at 18 March 2013, the total number of shareholders of Sinopec Corp. was 699,189. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“the Hong Kong Listing Rules”). From the end of the reporting period to 28 Feb 2013, a total of 4,006 shares was converted from the RMB 23 billion A share convertible bond (“Sinopec CB”).

(1)  Shareholdings of top ten shareholders
The shareholdings of top ten shareholders as at 31 December 2012 are listed as below
Unit: Share

					Number of
Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding1	shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned share	75.79	65,797,127,692	39,083,199	0
HKSCC Nominees Limited 2	H share	19.21	16,677,244,472	5,255,000	N/A
Guotai Junan Securities Co., Ltd.	A share	0.23	203,708,135	(53,042,722)	0
PICC Life Insurance Company Limited-Bonus-Personal Insurance Bonus	A share	0.12	100,428,473	(42,695,067)	0
China Securities Finance Co., Ltd. – refinancing collateral securities account	A share	0.07	58,000,000	58,000,000	0
China Life Insurance Co., Ltd. – dividends – personal bonus - 005 - l - FH002 Shanghai	A share	0.06	55,612,746	(115,344,770)	0
Bank of Communications – e 50 index securities investment funds	A share	0.06	54,428,862	24,085,062	0
Taikang Life Insurance Co., Ltd.-Bonus-Personal Bonus-019L-FH002 Shanghai	A share	0.05	47,358,399	16,858,559	0
Industrial and Commercial Bank of China – investment bank core enterprise stock securities investment fund	A share	0.05	44,225,356	44,225,356	0
China Pacific Life Insurance Co., Ltd. – traditional – general insurance products	A share	0.05	40,387,540	33,889,363	0

Note 1 As compared with the number of shares at 31 December 2011.

Note 2 Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 425,500,000 H shares, accounting for 0.49% of the total share capital of Sinopec Corp., which is included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected person relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected person relationship or acting in concert among or between the above-mentioned top ten shareholders.

(2) Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance

As an approximate
Name of shareholders	Capacity of interests held	Number of share interests held or regarded as held	percentage of Sinopec Corp.’s issued share capital (H Share) (%)

	Interest of corporation controlled by	1,568,363,388(L)	9.3(L)
	the substantial shareholder	280,339,045(S)	1.7(S)
JPMorgan Chase & Co.	Beneficial owner	183,071,591(L)	1.1(L)
		66,018,825(S)	0.4(S)
	Investment manager	110,209,338(L)	0.7(L)
	Custodian corporation/approved	1,062,265,434(L)	6.3(L)
lending agent
Templeton Asset Management Ltd.	Investment manager	1,006,669,203(L)	6.0(L)
Government of Singapore Investment Corporation Pte Ltd	Investment manager	841,355,039(L)	5.0(L)
Citigroup Inc.	Interest of corporation controlled by	261,011,078(L)	1.6(L)
	the substantial shareholder	101,310,001(S)	0.6(S)
	Custodian corporation/approved	576,960,447(L)	3.4(L)
lending agent
	Person having a security interest in shares	3,288,000(L)	0.02(L)

Note: (L): Long position, (S): Short position

3  ISSUANCE AND LISTING OF SECURITIES

(1)  Issuance of securities in last three years

Types of		Issuing price	Issued amount		Approved
shares and derivative securities	Issuing date	(RMB Yuan/Bond)	(Bond)	Listing date	amount for listing

RMB23 Billion A share convertible bond (“Sinopec CB”)	23 February 2011	100	230,000,000	7 March 2011	230,000,000

(2)  Changes in total number of shares and equity structure and the consequent changes in asset-liabilities structure
Up to 31 December 2012, a total of 8,573,610 Sinopec CB had been converted into A shares of Sinopec Corp., and a total of 117,759,112 shares has been converted from Sinopec CB. As at the end of the reporting period, there were 221,426,390 Sinopec CB which had not been converted into shares yet, accounting for 96.27% of the total number of issued Sinopec CB. The conversion of Sinopec CB had no material impact on the asset-liabilities structure of the Company.

(3)  Existing employee shares
During the reporting period, there were no employee shares.

4  CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholders and the de facto controller of Sinopec Corp. during the reporting period.

(1)  Controlling shareholder
The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned company. Its registered capital is RMB 231.6 billion, and the legal representative is Mr. Fu Chengyu. The organization code of China Petrochemical Corporation is 10169286-X. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Stock ownership of other listed companied directly held by China Petrochemical Corporation

Name of Company	Number of Shares (shares)	Percentage

China Merchants Energy Shipping Co., Ltd	911,886,426	19.32%
People’s DailyOnline	2,003,367	0.72%

(2)  Other than HKSCC Nominees Limited, there was no other legal person or shareholder to hold 10% or more of shareholdings of Sinopec Corp.

(3)  Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)  Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

China Petrochemical Corporation
76.28% Note
SINOPEC Corp.

Note: Inclusive of 425,500,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) under HKSCC Nominees Limited.

CHAIRMAN’S STATEMENT

Mr. Fu Chengyu, Chairman

Dear shareholders,

On behalf of the Board of Directors, I would like to express my sincerest gratitude for the ongoing trust and support you have shown the Company this year.

The world witnessed difficult macroeconomic conditions in 2012, as well as a complex and volatile environment in the petroleum and petrochemical markets. By planning ahead, the Company was able to respond proactively to market dynamics, while also strengthening corporate governance, increasing shareholder returns and deepening internal reforms. Its ability to adapt to difficult market conditions leaves the Company well positioned to build a leading energy and chemicals enterprise and achieve positive operating results. In 2012, the Company’s total revenues and other operating income increased by 11.2% from the previous year to RMB 2,786 billion. Profits attributable to equity shareholders of the Company under International Financial Reporting Standards decreased by 12.8% to RMB 63.9 billion, while net profits attributable to equity shareholders of the Company, under China Accounting Standards for Business Enterprises, dropped by 11.4% to RMB 63.5 billion.

As part of the progress in our integrated business in 2012, the upstream business successfully overcame a number of challenges through initiatives that we refer to as the Five Campaigns. Consequently, our oil and gas reserves and production increased, and we achieved significant breakthroughs in the exploration and production of unconventional oil and gas. By expanding the scale of our refining business and improving the quality of our oil products, we have made major advances in our competitiveness in this part of the business. Sinopec’s strong brand, comprehensive marketing network, and efficient product distribution system all contributed to steady growth in the volume of our oil product sales and the optimization of our sales structure, creating one-stop shopping for consumers. Our non-fuel business grew rapidly, allowing us to better serve our customers. In order to mitigate the impact from weak demand and declined price of chemical products, Sinopec combined its research, production and marketing efforts in the chemical business, allowing us to optimize load of utilization for chemicals production and adjust the product mix, and ultimately improve the quality of our customer service and promote continued loyalty. Strong performance in trading and new technological applications helped strengthen development of the Company’s integrated business. The progress we have made in the business has won recognition and support from our shareholders and the public. Since the start of the second half of 2012, Sinopec Corp.’s share price has outperformed the market and its peers both domestically and overseas, and, as a result, shareholder returns and the value of the Company have increased substantially.

With these positive operational performance and strong confidence in the future development of the Company from our executives, we are more than happy to share these achievements with our shareholders. Taking into account the Company’s profitability, shareholder expectations and the need for future sustainable development, the Board of Directors proposed a final cash dividend of RMB 0.20 per share for 2012, which, combined with the interim cash dividend of RMB 0.10 per share, brings the total annual cash dividend for 2012 to RMB 0.30 per share. The Board also proposed to distributed 2 bonus shares from retained earnings plus 1 bonus shares from capital reserve for every 10 existing shares.

Sinopec Corp. enhanced its corporate governance in 2012 through a number of initiatives. In May 2012, the Board of Directors and the Board of Supervisors underwent a smooth transition of its membership and appointed management team members. The Board of Directors attaches great importance to the Company’s efforts in corporate social responsibility and has now established the Corporate Social Responsibility Committee. With a focus on shareholder returns, Sinopec Corp. has amended its Articles of Association to clarify its dividend policy. We have also enhanced our communication with investors by refining our disclosure policies. With strong support from our Independent Directors and independent shareholders, the renewal at the continuing connected transaction and relevant caps were approved for the period from 2013 to 2015. Meanwhile, Sinopec Corp. also improved its internal control protocols to make its internal controls more effective and to increase its overall capabilities for risk management.

Sinopec Corp.’s development accelerated in 2012, with particular progress in implementing structural adjustments across the Company and great emphasis in carrying out green and low-carbon initiatives. Capital expenditures for the year reached RMB 169.0 billion. Among which, expenditures for the upstream accounts for 47%, with a target to expand its oil and gas reserves and production, expenditures for the refining accounts for 19%, which was spent in capacity expansion and upgrading the quality of oil products, expenditures for the chemical segment accounts for 14%, predominantly for investments in product differentiation and expenditures for marketing and distribution accounts for 19%, principally for further improvements in the sales network for refined oil products.

Sinopec Corp. played an active role in corporate social responsibility, paying close attention to sustainable development of the industry, society and the environment. By implementing a green and low-carbon strategy, Sinopec Corp. is following a new path for corporate development coupling industrialization with the construction of resource-saving and environmentally friendly enterprises. Despite expanding the scale of its production, Sinopec Corp. has been able to lower its energy consumption and reduce the discharge of major pollutants. We have also continuously participated in activities that advance our corporate social responsibility, including poverty alleviation, educational sponsorship and Sinopec Corp.’s Lifeline Express, while also taking care of our own employees and providing support for development of their careers. Sinopec respects the rights of its stakeholders, such as communities, consumers, clients and suppliers, and seeks to foster harmonious developments of the entire society. During the past year, we joined the United Nations Global Compact LEAD and became one of the signatories of the UN’s Caring for Climate. In June 2012, Sinopec made 10 voluntary commitments, including a strategy for sustainable development, during the United Nations Conference on Sustainable Development, also known as Rio+20. Sinopec takes various initiatives to deliver this pledge, and we announced our commitments in our Environmental Protection Report on 29 November 2012.

These successful developments can be attributed to the steady growth of the Chinese economy, yet is not possible without the interest and support of each and every shareholder and of the public and the unrivalled efforts of the Board of Directors, the Supervisory Committee, our management team and all Sinopec Corp.’s employees. The results further substantiate the Company’s strategy to use its resources, marketing, integration, global reach, differentiation and green and low-carbon initiatives to build Sinopec into a leading energy and chemicals company.

With a 30-year history of reforming, restructuring and developing, Sinopec’s integrated model has given it a clear industry advantage in operational scale and competitiveness and has created the conditions for future growth. Looking ahead, we see the simultaneous progress of China in industrialization, informatization, urbanization and agricultural modernization as providing market opportunities for Sinopec, along with sustained growth in demand for energy and chemical products. We recognize that the slow recovery of the world economy, the increase in energy production and consumption and the fiercer competition in the petrochemicals market all pose new challenges for Sinopec and make its development as a leading enterprise more urgent. To maximize corporate value, the Board of Directors will continue to support the implementation of the existing corporate strategy to make quality and efficiency the priorities for development, with an accelerated shift to an operational focus on low-carbon development.

In 2013, Sinopec Corp. will implement initiatives across the Company to enhance the quality and efficiency of its traditional businesses while growing and developing new businesses. We will work to target areas that need reform and use our resources to resolve organizational issues that might hinder the Company’s future growth. Sinopec Corp. will endeavor to improve its management capabilities, focusing on strategic planning and value-based management. We place great importance on our green and low-carbon strategy across the entirety of Sinopec Corp’s operations, and we will increase our efforts to develop these initiatives and ensure that we are contributing to an ecologically conscious civilization. Sinopec will remain focused on achieving favorable returns for shareholders, engaging in activities to advance corporate social responsibility and promote sustainable economic development of the Company and of society.

Based on market conditions and to meet Sinopec Corp.’s development objectives, we have allocated RMB 181.7 billion for CAPEX in 2013. The quality and efficiency of Sinopec Corp.’s growth forms the core of its investment thesis and dictates its investment principles—acquiring resources, ensuring supplies, supporting the major businesses, adjusting product structure, optimizing projects and increasing returns, all to promote rapid development of the business.

With the support of our shareholders and the dedication of our employees, the Board of Directors strongly believes that Sinopec Corp. will make sustained progress throughout the business and continue toward its goal of building a leading enterprise. By maintaining its superior performance and continuing with its controlled expansion, Sinopec will repay its shareholders, contribute to society and help its employees prosper.

We are fully prepared for the challenges ahead. It takes time to build a strong corporation, and with your support, we will strive to create a bright future for Sinopec  Corp. and its shareholders.

Fu Chengyu
Chairman

Beijing, China
22 March 2013

BUSINESS REVIEW AND PROSPECTS

Mr. Wang Tianpu, Vice Chairman and President

BUSINESS REVIEW
The year 2012 saw decelerated growth globally, a tepid recovery of the U.S. economy, as well as the outbreak of European sovereign debt crisis and a dramatic slowdown in the growth of the emerging markets. Chinese economy slowed down in the first half of the year characterised by weak market demand. With the Chinese government introducing and strengthening macroeconomic control and expediting structural adjustments, the Chinese economy stabilized and then improved, with a GDP growth of 7.8% for the year. Based on analysis and projection on macro economy and market trends, the Company achieved positive results through proactive response to market changes, expansion of resources and markets, management improvement and cost reductions.

1  Market Review

(1)  Crude oil market
In 2012, the price of international crude oil fluctuated sharply within a wide range. In the first quarter, the spot price of Platts Brent crude oil rose to USD 128/barrel. The second quarter saw a dramatic slump to USD 90/barrel, after which the price rebounded rapidly and fluctuated in an elevated range. The annual average spot price of Platts Brent crude oil was USD 111.6/barrel, representing an increase of 0.3% from 2011.

(2)  Oil products market
In 2012, the Chinese government made eight timely price adjustments for gasoline and diesel, following the international crude oil price trend, and gradually narrowed the gap between realized prices and the prices based on pricing formula, relieving losses in the refining sector. The increase in the number of automobiles led to rapid growth in domestic demand for gasoline. The growth rate for diesel demand declined because of a slowdown in the economy. According to statistics, China’s apparent consumption of domestic oil products (including gasoline, diesel and kerosene) was 251 million tonnes in 2012, representing an increase of 3.3% from 2011.

(3)  Chemicals market
Demand for chemical products was sluggish globally in 2012. Combined with the impact of low-cost chemical feedstock from the Middle East and North America, the price of chemical products dropped sharply. Domestic chemical products market conditions generally followed that of the international market. According to company statistics, domestic apparent consumption of synthetic resin, synthetic fiber and synthetic rubber increased by 1.9%, 11.7% and 5.3%, respectively, from the previous year. And domestic apparent consumption of ethylene equivalent increased by 2.7% from 2011.

2  Production and Operations

(1)  Exploration and production
In 2012, the company realized growth in both oil and gas reserve and production, and showed significant results in unconventional oil and gas resource development through exploration activities conducted by the E&P segment in five key domestic regions. In exploration, the Company put more efforts to complete 2D seismic measurements for 23,436 kilometers and 3D seismic measurements for 11,813 square kilometers, representing a growth of 26% and 4%, respectively, year on year, and completed drilling exploration wells with a total footage of 2,545 kilometers, an increase of 17% from the previous year. The Company achieved more than 100% replacement ratio of domestic oil and gas throughout the year. In crude oil development, the Company expedited development activities in new blocks and enhanced recovery rates in old blocks. With respect to natural gas development, the Company sped up construction of production capacity in Sichuan Basin, Ordos Basin and Dawan Block of Puguang Gas Field. In terms of development for unconventional oil and gas resources, the Company met its target of developing and building horizontal wells with a capacity of 1 billion cubic meters in Ordos Basin, which is mainly focusing on tight gas development. Moreover, the Company officially launched its first shale gas pilot project with production capacity in Fuling.

Summary of Operations for the Exploration and Production Segment

				Change from
	2012	2011	2010	2011 to 2012 (%)

Oil and gas production (mmboe)	427.95	407.91	401.42	4.9
Crude oil production (mmbbls)	328.28	321.73	327.85	2.0
China	306.60	303.37	302.18	1.1
Overseas	21.68	18.36	25.67	18.1
Natural gas production (bcf)	598.01	517.07	441.39	15.7

				Change from
	31 December, 2012	31 December, 2011	31 December, 2010	the end of the previous year to the end of the reporting period (%)

Proved reserves of crude oil and natural gas (mmboe)	3,964	3,966	3,963	(0.05)
Proved reserves of crude oil (mmbbls)	2,843	2,848	2,888	(0.2)
Proved reserves of natural gas (bcf)	6,730	6,709	6,447	0.3

Notes:

1. Includes 100% of production and reserves of SSI.

2. For domestic production of crude oil, 1 tonne = 7.1 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet; for production of crude oil abroad, 1 tonne = 7.27 barrels.

(2)  Refining
In 2012, in response to changing market conditions, the Company moderately increased its refinery throughput and adjusted its product mix, which resulted in higher production of well-received products, such as gasoline, jet fuel and high-value-added products. The Company expedited upgrading of oil products quality, supplying oil products with Beijing V standard in Beijing and steadily advancing its green and low-carbon developments by improving the efficiency of energy consumption and operations of its refineries, as well as carrying out various measures for energy conservation and emission reduction. Major techno-economic indicators improved significantly. The Company consolidated its sales of LPG and realized sound profits from sales of asphalt and paraffin wax. For the whole year, the company processed 221 million tonnes of crude oil, an increase of 1.8% from 2011, and produced 133 million tonnes of oil products, up by 3.9% from the previous year.

Summary of Operations for the Refining Segment	Unit: million tonnes

				Change from
	2012	2011	2010	2011 to 2012 (%)

Refinery throughput	221.31	217.37	211.13	1.8
Gasoline, diesel and kerosene production	132.96	128.00	124.38	3.9
Gasoline	40.55	37.10	35.87	9.3
Diesel	77.39	77.17	76.09	0.3
Kerosene	15.01	13.73	12.42	9.3
Light chemical feedstock	36.33	37.38	35.00	(2.8)
Light products yield (%)	76.75	76.08	75.79	0.67 percentage points
Refinery yield (%)	95.15	95.09	94.83	0.06 percentage points

Note:

1. Refinery throughput is converted at 1 tonne = 7.35 barrels;

2. Includes 100% of production of joint ventures.

(3)  Marketing and Distribution
In 2012, the Company actively responded to market changes, made adjustments to its operational tactics, and increased market share for its superior service and product quality. Coordinated and optimized logistics system combined with centralized procurement brought a drop in purchasing costs and logistics expenditures. In addition, imposition of enhanced quality supervision and a strict external procurement system guaranteed the quality of oil products. The total sales volume of oil products was 173 million tonnes in 2012, among which, domestic sales volume of oil products was 159 million tonnes, up by 5.2% from 2011, and retail sales volume of oil products increased rapidly by 7.6% from 2011. Meanwhile, the Company actively promoted one-stop service stations and specialty goods, and realized rapid growth in the non-fuel business.

Summary of Operations, Marketing and Distribution Segment

				Change from
	2012	2011	2010	2011 to 2012 (%)

Total sales volume of oil products (million tonnes)	173.15	162.32	149.23	6.7
Total domestic sales volume of oil products (million tonnes)	158.99	151.16	140.49	5.2
Including: Retail sales (million tonnes)	107.85	100.24	87.63	7.6
Direct sales (million tonnes)	33.25	33.22	32.40	0.1
Wholesale (million tonnes)	17.89	17.70	20.47	1.1
Annual average throughput per station (tonne/station)	3,498	3,330	2,960	5.0

				Change from
	31 December 2012	31 December 2011	31 December 2010	the end of the previous year to the end of the reporting period (%)

Total number of service stations under Sinopec brand	30,836	30,121	30,116	2.4
Including: Number of company-operated service stations	30,823	30,106	29,601	2.4

(4)  Chemicals
In 2012, in response to changing demand in markets, the Company made timely adjustments to facility utilization and production scheme, reduced ethylene production by 4.5% against the previous year. During the year, the Company combined its production with market analysis and advancement in technology, optimized its product mix, actively developed new products and special materials, as well as increased the output of high-value-added products. Through optimizing the feedstock mix, reducing the cost of raw materials, keeping operations with a low-inventory level, and carrying out differentiated marketing, the Company played a leading role in the market, and realized a total sales volume of chemical products of 54.35 million tonnes, up by 7% over 2011.

Summary of Operations, Chemicals Segment	Unit: thousand tonnes

				Change from
	2012	2011	2010	2011 to 2012 (%)

Ethylene	9,452	9,894	9,059	(4.5)
Synthetic resin	13,343	13,652	12,949	(2.3)
Synthetic rubber	936	990	967	(5.5)
Synthetic fiber monomer and polymer	8,950	9,380	8,864	(4.6)
Synthetic fiber	1,339	1,388	1,393	(3.5)

Note: Includes 100% of production of joint ventures.

(5)  Research and Development
In 2012, the Company actively executed innovation-driven development strategies and made continued technological breakthroughs, bringing significant results. In upstream, the Company established its initial assessment standards for block selection with regard to shale gas reserves in South China and continental shale oil in Eastern areas. In refining, we achieved continued success with technical breakthroughs for cleaner oil products. Pilot plants using a number of new technologies, including selective gasoline hydrogenation, liquid phase diesel cyclical hydrogenation and ultra-deep diesel hydrogenation desulfurization, were put into operation. In chemicals, new products such as high-melt-strength PP, Rare Earth–based Cis-1,4-polybutadiene rubber and carbon fiber were successfully developed. In environmental protection, comprehensive rectification technology for refinery tail gas and integrated desulfurization, denitration and dust removal technology for catalytic cracking stack gas were commercialized. Bio-jet fuel technology based on waste cooking oil was put into trial production. The 600 thousand tonnes/year DMTO pilot project was recognized worldwide with leading technical indicators. The first MTX engineering pilot plant was built and put into operation. For the whole year, Sinopec filed 3,893 domestic and overseas patent applications, with 1,451 granted. The Company garnered The National Scientific Technology Progress Special Award for its safe and efficient exploration technology and industrialized utilization of major ultra-deep sour gas fields, and the Gold Award of China Patent was granted to the company for its ethylbenzene production method from benzene and ethylene by alkylation and for its hydrofining method for caprolactam.

(6)  Health, Safety and Environment
In 2012, the Company complied fully with HSE accountability standards, improved its rectification of potential hazards, enhanced its capabilities to respond to emergency, and realized safe and clean production. The Company paid more efforts to implement a green, low-carbon development strategy, actively exploited renewable energy such as bio-mass, further developed its electric vehicle charging business, optimized the structure of its oil and gas resources, strengthened measures for environmental protection and treatment, implemented accountability measures for pollutants and CO2 emission reduction, improved and adjusted its industrial structure, actively promoted the new green, low-carbon technology, expedited key energy saving and emission reduction projects, fully implemented its energy management contract, sped up construction of its energy management information system and continued to perfect and implement a human-centered system for employees’ welfare and health examinations. Compared with 2011, the Company’s energy intensity dropped by 2.2%, industrial water demand increased by 0.37%, COD in waste water discharge dropped by 3.67% and sulfur dioxide discharge fell by 3.75%, while the industrial water recycling rate held steady at about 95% and the treatment rate on dangerous chemicals and gaseous, liquid and solid wastes reached 100%. For more detailed information, please refer to the Company’s report on sustainable development.

(7)  Capital Expenditures
Capital expenditures of the Company was RMB 168.968 billion in 2012, of which RMB 79.071 billion was spent on the exploration and development segment, mainly for Shengli shallow water oilfiled, Northwest Tahe oil fields, Ordos oil and gas field, Northeast Sichuan natural gas exploration and production project and Shandong LNG project, resulting in 6,183 thousand tonnes of newly built annual production capacity for crude oil and 4,663 million cubic meters of newly added annual production capacity for natural gas. RMB 32.161 billion was used in the refining segment, mainly for revamping and expansion of refining projects, as well as producing clean energy products. The Company built and put into production a number of projects for oil products quality upgrading, including Sinopec Shanghai Petrochemical and Jinling Petrochemical Corp.; and successfully renovated a number of refinery projects in Anqing and Maoming. Capital expenditure for the marketing and distribution segment was RMB 31.723 billion, mainly for construction and acquisition of high quality service stations along highway, in the centre of cities and newly planned urban areas. The Company accelerated construction of oil product pipelines and warehouses, improved its oil product sales network and promoted its non-fuel business and value-added services such as IC card. RMB 23.616 billion was used in the chemical segment for mechanical completion of the Wuhan ethylene project; to prepare for the production of the Yizheng 1,4-butylene glycol, Anqing acrylonitrile and Luoyang polypropylene projects; and to continue with the construction of the Hainan aromatics, Yanshan butyl rubber and Guangzhou propylene projects. The corporate and others spent RMB 2,397 million on purchasing R&D equipment and construction of information-technology projects.

BUSINESS PROSPECTS

(1)  Market Analysis
Looking into 2013, the world economy is expected to recover slowly, with a trend of tepid growth persists under the complex and precarious environment. While the Chinese economy is showing signs of stability and improvements, its domestic petroleum and petrochemical product markets are still under pressure from both domestic and overseas macroeconomic conditions. Crude oil price is expected to fluctuate within an elevated level during 2013. China’s policies to implement and expedite adjustments in its industrial structure and to promote industrialization, urbanization, informatization, modernization in agriculture and growth in domestic consumer demand, as well as optimize the pricing mechanism for oil products and natural gas will combined to create favorable conditions for the Company’s reform and development.

(2)  Production and Operation
In 2013, through safe and stable operations and its market-oriented strategy, the Company will emphasize the quality and efficiency of its development activities. Driven by improvements in management and technical innovations, the Company will strive to fully exploit its markets, optimize production and operations, take full advantage of its existing assets, actively reduce its costs and expenses and achieve the following targets:

Exploration and Production Segment: In exploration, aiming at findings of oil and gas resources, the Company will make more efforts in exploring new blocks and fields, focus on major oil and gas blocks with potentials of additional reserve, and accelerate exploration activities for breakthroughs. In development, with southern Hubei and western Junggar as major targets, the Company is going to increase production in West China. Meanwhile, Efforts in East China and Northeast China will be expedited to create new areas with potential growth. The Company will conduct enhanced recovery in mature blocks; apply new technologies to increase recovery rates; strive for rapid growth in production and reserve of crude oil; building up production capacity in a number of blocks, such as Yuanba Gas Field; streamline logistic facilities, including pipelines, LNG terminals and gas storage reservoirs; extend the value chain of natural gas; increase market share; building up production capacities for the pilot project of Fuling shale gas; conduct in-depth fundamental research in shale oil and pursue major breakthroughs. In 2013, the Company plans to produce 46.43 million tonnes of crude oil and 18.1 billion cubic meters of natural gas.

Refining Segment: The Company will closely track and analyze oil price trend, optimize the procurement and allocation of crude oil and reduce the purchasing cost of crude oil; utilize newly added refinery capacity and increase refinery throughput; actively upgrade the quality of oil products and supply cleaner oil products to the market; coordinate production with sales, making timely adjustments to product mix and refinery utilization to increase the production of well received products and high-value-added products; take the advantage of its consolidated sales function and optimize the marketing at for LPG, asphalt and paraffin wax. In 2013, the targets for refinery throughput and oil products output are slated at 238 million tonnes and 145 million tonnes respectively.

Marketing Segment: The Company will seek to optimize its market monitoring system and enhance market analysis and forecasts to achieve maximum results. Besides increasing its total sales volume, the Company will focus on the retail market and introduce special services to expand retail operations; promote standardized services to enhance customer loyalty; implement strict quality controls over outsourced oil products; and actively promote its non-oil product business, expand the brand name of Easyjoy online service, increase sales volume and improve profitability. The target for total domestic sales of oil products is 165 million tonnes for 2013.

Chemicals Segment: the Company will further optimize the structure of raw materials, with a larger proportion of light chemical feedstock to reduce costs; produce more well received, profitable and competitive products with the tactics of “sales – oriented productions target, production – oriented supply volume and market promotion based on production”; integrate production, sales and research; make adjustments to product mix and promote the R&D, production and sales of new products; emphasize market analysis, optimize marketing strategy and enhance customer service; and improve management of the supply chain and carry out a low inventory level tactics with the aim of achieving 100% sales to production ratio. The company plans to produce 9.83 million tonnes of ethylene in 2013.

Research and Development: The Company will continue implementing a development strategy driven by innovation with the aim of making breakthroughs in unconventional oil and gas exploration and development, including shale oil and gas, and in new strategic technologies, including clean and high-efficiency utilization of coal, bio-fuel and bio-chemicals, high-performance synthetic materials and high-value-added fine chemicals. It will also conduct research on green, low-carbon, energy-conserving technology to enhance environmental protection and provide scientific and technological support for structural adjustments to enhance sustainability. Sinopec will enhance and improve the exploration and development of oil and gas resources; increase the recovery rate; utilize core technology and specialized technology for lower grade and heavy crude oil processing, cleaner oil product production, large-scale aromatics and high-performance synthetic material projects; fully enhance supportive technologies; satisfy the requirements from its core business for development; and play a leading role in technology and business development in the future through constant improvements in its capabilities for basic research and original innovation.

Capital Expenditures: In 2013, the Company will continue to focus on quality and efficiency of development, enforce strict controls of its procedures for investment management and meticulously organize engineering construction. Total capital expenditure for the year is budgeted at RMB 181.7 billion. Among which, E&P segment will account for RMB 89.1 billion, mainly for exploration of oil and gas in Jiyang, Tarim, Junggar, Ordos and Sichuan Basins; for growth in proved reserves; and for building production capacities in key oil and gas fields. Capital expediting for the refining segment is RMB 33.8 billion, mainly for upgrading quality of oil products; revamping refineries such as Anqing, Maoming and Jiujiang; and building Guangdong Refinery & Chemical Project. Capital expediting for the marketing and distribution segment is RMB 27 billion, mainly for building and revamping service stations and for accelerating construction of oil product pipelines, as well as streamline storage and transportation facilities. Capital expediting for the chemicals segment is RMB 25.9 billion, mainly for commencement of Wuhan ethylene project and Hainan aromatics project; for accelerating the revamping of Fujian ethylene project; and for construction of Maoming PP project. Corporate and others capital expenditures is expected to be RMB 5.9 billion, mainly for scientific research and information-technology projects.

In the new year, Sinopec Corp. will continue to enhance its overall strength, international competitiveness, and sustainability and strive to achieve greater results in production and operation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS, UNLESS OTHERWISE STATED. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1  CONSOLIDATED RESULTS OF OPERATIONS
In 2012, the Company’s turnover and other operating revenues were RMB 2,786 billion, an increase of 11.2% compared with that of 2011. The operating profit was RMB 98.7 billion, representing a year on year decrease of 6.5%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Years ended 31 December
	2012	2011	Change
	(RMB millions)		(%)

Turnover and other operating revenues	2,786,045	2,505,683	11.2
Of which:
Turnover	2,733,618	2,463,767	11.0
Other operating revenues	52,427	41,916	25.1
Operating expenses	(2,687,383)	(2,400,153)	12.0
Of which:
Purchased crude oil, products, and operating supplies and expenses	(2,301,199)	(2,027,646)	13.5
Selling, general and administrative expenses	(61,174)	(58,960)	3.8
Depreciation, depletion and amortization	(70,456)	(63,816)	10.4
Exploration expenses (including dry holes)	(15,533)	(13,341)	16.4
Personnel expenses	(51,767)	(45,428)	14.0
Taxes other than income tax	(188,483)	(189,949)	(0.8)
Other operating income/(expenses), net	1,229	(1,013)	—
Operating profit	98,662	105,530	(6.5)
Net finance costs	(9,881)	(5,285)	87.0
Investment income and share of profits less losses from associates and jointly controlled entities	1,861	4,320	(56.9)
Profit before taxation	90,642	104,565	(13.3)
Tax expense	(23,846)	(26,120)	(8.7)
Profit for the year	66,796	78,445	(14.8)
Attributable to:
Equity shareholders of the Company	63,879	73,225	(12.8)
Non-controlling interests	2,917	5,220	(44.1)

(1)  Turnover and other operating revenues
In 2012, the Company’s turnover was RMB 2,733.6 billion, representing an increase of 11.0% over 2011. This was mainly attributable to the active expansion of the markets and its increased sales volume and higher prices of oil products.

The following table sets forth the external sales volume, average realized prices and respective rates of change of the Company’s major products in 2012 and 2011:

	Sales volume (thousand tonnes)			Average realized price (RMB/tonne, RMB/thousand cubic meters)

	Years ended 31 December		Change (%)	Years ended 31 December		Change (%)
	2012	2011		2012	2011

Crude oil	6,221	5,581	11.5	4,579	4,621	(0.9)
Natural gas (million cubic meters)	14,431	12,310	17.2	1,281	1,274	0.5
Gasoline	53,488	47,494	12.6	8,615	8,403	2.5
Diesel	99,864	97,897	2.0	7,219	7,075	2.0
Kerosene	18,760	16,570	13.2	6,416	6,193	3.6
Basic chemical feedstock	23,387	20,944	11.7	6,740	6,915	(2.5)
Monomer and polymer for synthetic fiber	6,943	6,585	5.4	8,238	9,880	(16.6)
Synthetic resin	10,503	10,518	(0.1)	9,181	9,841	(6.7)
Synthetic fiber	1,458	1,496	(2.5)	10,790	13,301	(18.9)
Synthetic rubber	1,287	1,220	5.5	17,564	22,215	(20.9)
Chemical fertilizer	1,193	951	25.4	2,052	2,186	(6.1)

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to other customers. In 2012, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 53.7 billion, an increase of 13.1% over 2011. The change was mainly due to the increase in sales volume of crude oil, natural gas and other upstream products compared with that of 2011.

In 2012, the Refining segment and Marketing and Distribution segment of the Company sold petroleum products (mainly consisting of oil products and other refined petroleum products), and achieved external sales revenue of RMB 1,647 billion. This represented an increase of 8.0% over 2011, and accounted for 59.1% of the Company’s turnover and other operating revenues. This was mainly due to the increase of sales volume and prices of petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 1,302 billion, representing an increase of 9.0% over 2011, and accounting for 79.1% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 345 billion, representing an increase of 4.3% compared with 2011, accounting for 20.9% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 356.2 billion, representing a drop of 3.4% over 2011, accounting for 12.8% of its turnover and other operating revenues. This was mainly due to the continuing low demand for chemical products as a result of macroeconomic downturn, which led to a major drop in chemical product prices.

(2)  Operating expenses
In 2012, the Company’s operating expenses were RMB 2,687.4 billion, representing a growth of 12.0%. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 2,301.2 billion, representing an increase of 13.5% over the same period of 2011, accounting for 85.6 % of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 880.7 billion, representing an increase of 5.0 % over the same period of 2011. Throughput of crude oil purchased externally in 2012 was 168.61 million tonnes (excluding the volume processed for third parties), representing an increase of 1.1% over the same period of 2011. The average cost of crude oil purchased externally was RMB 5,223 per tonne, representing an increase of 3.9 % over the same period of 2011.

The Company’s other purchasing expenses were RMB 1,420.5 billion, representing an increase of 19.5 % over the same period of 2011. This was mainly due to the expansion of trading business, higher price of refined oil products and higher CPI comparing to the same period of 2011.

Selling, general and administrative expenses of the Company totaled RMB 61.2 billion, representing an increase of 3.8 % over the same period of 2011. This was mainly due to the increase in sales volume, labor cost and the increase in sales expenses such as agent commission, freight and miscellaneous charges.

Depreciation, depletion and amortization expenses of the Company were RMB 70.5 billion, representing an increase of 10.4 % as compared with 2011. This was mainly due to the increased depreciation expense as a result of continuous investment in property, plant and equipment in recent years.

Exploration expenses were RMB 15.5 billion, representing an increase of 16.4 % compared with 2011, mainly due to the Company’s increasing investment in exploration of blocks such as Ordos, Sichuan Basin, Junggar as well as unconventional oil and gas resources.

Personnel expenses were RMB 51.8 billion. Excluding the adjustment for salary related surcharges and insurance, as well as the implementation of employee annual leave and recuperation policy, housing policy reform and pension system, our personnel expenses increased by 5 % over 2011, as the Company improved its remuneration policy and reasonably increased employees’ income, especially those of field workers.

Taxes other than income tax were RMB 188.5 billion, representing a decrease of 0.8 % comparing with 2011. It was mainly due to the decrease of special oil income levy by RMB 8.3 billion as compared with 2011 as the threshold of special oil income levy was raised from 1 November 2011. Meanwhile, price-based resource taxation has been fully carried out since 1 November 2011 and as a result, resource tax increased by RMB 4.4 billion comparing with the same period of 2011.

Other operating expenses (net amount) decreased by RMB 2.2 billion on a year-on-year basis.

(3)  Operating profit was RMB 98.7 billion, representing a decrease of 6.5 % comparing with the same period of 2011.

(4)  Net finance costs were RMB 9.9 billion, representing an increase of 87.0 % over 2011. Of which: the interest expense of the Company was RMB 11.2 billion, representing an increase of RMB 2.0 billion over 2011; the gain of exchange decreased by RMB 1.0 billion as compared with 2011; for the convertible bonds issued by the Company, loss from fair value change at the end of the period increased by RMB 1.3 billion over the same period of 2011.

(5)  Profit before taxation was RMB 90.6 billion, representing a decrease of 13.3% as compared with the same period of 2011.

(6)  Tax expense was RMB 23.8 billion, representing a decrease of RMB 2.3 billion as compared with the same period of 2011.

(7)  Profit attributable to non-controlling interests of the Company was RMB 2.9 billion, representing a decrease of RMB 2.3 billion comparing with the same period of 2011.

(8)  Profit attributable to equity shareholders of the Company was RMB 63.9 billion, representing a decrease of 12.8% comparing with the same period of 2011.

2.  RESULTS OF SEGMENT OPERATIONS
The Company manages its operations through four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and the corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenue before elimination of inter-segment sales		As a percentage of consolidated operating revenue after elimination of inter-segment sales
	Year ended 31 December		Year ended 31 December		Year ended 31 December
	2012	2011	2012	2011	2012	2011
	RMB millions		(%)	(%)	(%)	(%)

Exploration and Production Segment
External sales (note)	82,614	68,723	1.7	1.6	3.0	2.7
Inter-segment sales	174,571	173,115	3.7	4.0
Operating revenues	257,185	241,838	5.4	5.6
Refining Segment
External sales (note)	199,525	196,217	4.2	4.5	7.2	7.8
Inter-segment sales	1,071,387	1,015,855	22.7	23.3
Operating revenues	1,270,912	1,212,072	26.9	27.8
Marketing and Distribution Segment
External sales (note)	1,462,244	1,341,859	31.0	30.8	52.5	53.6
Inter-segment sales	9,638	5,767	0.2	0.1
Operating revenues	1,471,882	1,347,626	31.2	30.9
Chemicals Segment
External sales (note)	363,738	375,287	7.7	8.6	13.1	15.0
Inter-segment sales	48,226	45,203	1.0	1.0
Operating revenues	411,964	420,490	8.7	9.6
Corporate and Others
External sales (note)	677,924	523,597	14.4	12.0	24.2	20.9
Inter-segment sales	635,046	610,585	13.4	14.1
Operating revenues	1,312,970	1,134,182	27.8	26.1
Operating revenue before elimination of inter-segment sales	4,724,913	4,356,208	100.0	100.0
Elimination of inter-segment sales	(1,938,868)	(1,850,525)
Consolidated operating revenues	2,786,045	2,505,683			100.0	100.0

Note: Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the change rate of 2012 compared to 2011.

	Year ended 31 December
	2012	2011	Change
	RMB millions		(%)

Exploration and Production Segment
Operating revenues	257,185	241,838	6.3
Operating expenses	187,131	170,207	9.9
Operating profit	70,054	71,631	(2.2)
Refining Segment
Operating revenues	1,270,912	1,212,072	4.9
Operating expenses	1,282,356	1,247,852	2.8
Operating loss	(11,444)	(35,780)	(68.0)
Marketing and Distribution Segment
Operating revenues	1,471,882	1,347,626	9.2
Operating expenses	1,429,230	1,302,930	9.7
Operating profit	42,652	44,696	(4.6)
Chemicals Segment
Operating revenues	411,964	420,490	(2.0)
Operating expenses	410,786	393,758	4.3
Operating profit	1,178	26,732	(95.6)
Corporate and others
Operating revenues	1,312,970	1,134,182	15.8
Operating expenses	1,315,413	1,136,822	15.7
Operating loss	(2,443)	(2,640)	(7.5)
Elimination of inter-segment profits	(1,335)	891	—

(1)  Exploration and Production Segment
Almost all of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil were sold externally to other customers.

In 2012, the operating revenues of this segment were RMB 257.2 billion, representing an increase of 6.3 % over the same period of 2011. This was mainly attributable to the increased sales volume of crude oil and natural gas, of 1.07 million tonnes and 2.1 billion cubic meters, respectively.

In 2012, this segment sold 44.06 million tonnes of crude oil and 15.1 billion cubic meters of natural gas, representing increase of 2.5 % and 16.3% respectively compared with the same period of 2011. The average realized price of crude oil was RMB 4,491 per tonne, which was 0.8 % lower than the price at the same period of 2011. And the average realized price of natural gas was RMB 1,292 per thousand cubic meters, which was 0.6% higher than the price at the same period of 2011.

In 2012, the operating expenses of this segment were RMB 187.1 billion, representing an increase of 9.9 % over the same period of 2011. The increase was mainly due to the following: Depreciation, depletion and amortization increased by RMB 3.8 billion as compared with the same period of 2011, mainly because of growth in oil and gas properties resulting from investment; The Company made greater efforts to explore in Erdos, Sichuan Basin, Junggar and other areas for both conventional and unconventional oil and gas resources; therefore, exploration expenses increased by RMB 2.2 billion comparing with the same period of 2011; Personnel expenses increased by RMB 2.7 billion compared with 2011; Material sales income increased, which made material sales cost go up accordingly and other business expenditures increase by RMB 7.7 billion as compared with the same period of 2011.

In 2012, lifting cost was RMB 786 per tonne, representing an increase of 6.4 % over 2011. This mainly attributed to the increased cost of externally purchased materials, fuels, power and labor as well as the additional expenses on maintenance for injection, production and transfer system in existing oil fields.

In 2012, the exploration and production segment made great efforts to increase reserve and enhance output. The operating profit was RMB 70.1 billion, representing a decrease of 2.2 % as compared with 2011.

(2)  Refining Segment
Business activities of the refining segment include purchasing crude oil from the third parties, the exploration and production segment of the Company, as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers.

In 2012, the operating revenues of this segment totaled RMB 1,270.9 billion, representing an increase of 4.9 % over the same period of 2011. This was mainly attributable to the increased sales volumes and the increased price of products.

The following table sets forth the sales volumes, average realized prices and the respective changes of the Company’s major refined oil products of the segment in 2012 and 2011.

	Sales Volume (Thousand tonnes)			Average realized price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2012	2011	(%)	2012	2011	(%)

Gasoline	38,473	35,173	9.4	7,957	7,629	4.3
Diesel	72,883	74,338	(2.0)	6,682	6,421	4.1
Kerosene	10,262	9,538	7.6	6,379	6,038	5.6
Chemical feedstock	34,431	35,783	(3.8)	5,983	5,774	3.6
Other refined petroleum products	46,932	45,187	3.9	4,267	4,325	(1.3)

In 2012, the sales revenues of gasoline were RMB 306.1 billion, representing an increase of 14.1 % over the same period of 2011.

The sales revenues of diesel were RMB 487.0 billion, representing an increase of 2.0 % over the same period of 2011.

The sales revenues of kerosene were RMB 65.5 billion, representing an increase of 13.7 % over the same period of 2011.

The sales revenues of chemical feedstock were RMB 206.0 billion, representing a decrease of 0.3% comparing with the same period of 2011.

The sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB 200.3 billion, representing an increase of 2.5 % over the same period of 2011.

In 2012, this segment’s operating expenses were RMB 1,282.4 billion, representing an increase of 2.8 % over the same period of 2011 and mainly attributable to the increase in crude oil price and refining throughput.

In 2012, the average processing cost for crude oil was RMB 5,146 per tonne, representing an increase of 3.4 % over 2011. Crude oil processed totaled 212.10 million tonnes (excluding volume processed for third parties), representing an increase of 0.9 % over 2011. The total costs of crude oil processed were RMB 1,091.4 billion, representing an increase of 4.3 % over 2011.

In 2012, refining margin was RMB 156.5 per tonne, representing an increase of RMB 121.8 per tonne compared with 2011. This was mainly attributable to higher product price. The government adjusted domestic oil products prices in line with crude oil price change, while the segment seized market opportunities, adjusted product mix and expanded sales volume of value added products.

In 2012, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortization, taxes other than income tax and other operating expenses, and divided by the throughput of crude oil and refining feedstock) was RMB 157.5 per tonne, representing an increase of RMB 8 per tonne over 2011. This was mainly attributed to the cost increase in externally purchased auxiliary materials, power and fuels.

In 2012, the operating loss of the segment totaled RMB 11.4 billion, representing a decrease in loss of RMB 24.3 billion as compared with the same period of 2011.

(3)  Marketing and Distribution Segment
The business of marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2012, the operating revenues of this segment were RMB 1,471.9 billion, increased by 9.2 % over 2011. Of which: the sales revenues of gasoline totaled RMB 461.2 billion, which increased by 15.5 % comparing with the same period of 2011; the sales revenues of diesel and kerosene were RMB 727.0 billion and RMB 120.2 billion, and increased by 4.4 % and 17.7%, respectively, over 2011.

The following table sets forth the sales volumes, average realized prices, and respective change rates of the four product categories in 2012 and 2011, including detailed information of different sales channels for gasoline and diesel:

	Sales Volume (Thousand tonnes)			Average realized price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2012	2011	(%)	2012	2011	(%)

Gasoline	53,535	47,540	12.6	8,614	8,403	2.5
Of which: Retail	45,477	40,380	12.6	8,744	8,509	2.8
Direct sales	3,577	2,514	42.3	7,505	7,636	(1.7)
Wholesale	4,481	4,647	(3.6)	8,182	7,889	3.7
Diesel	100,790	98,508	2.3	7,213	7,072	2.0
Of which: Retail	57,382	55,521	3.4	7,454	7,247	2.9
Direct sales	32,355	31,998	1.1	6,882	6,853	0.4
Wholesale	11,053	10,988	0.6	6,932	6,824	1.6
Kerosene	18,741	16,493	13.6	6,416	6,192	3.6
Fuel oil	29,690	26,560	11.8	4,622	4,486	3.0

In 2012, the operating expenses of the segment were RMB 1,429.2 billion, representing an increase of RMB 126.3 billion or 9.7 % as compared with that in 2011. This was mainly due to increase of both volume and price of oil products. Thus, the purchase costs increased by RMB 120.1 billion or 9.6% as compared with 2011.

In 2012, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortization, and then divided by the sales volume) were RMB 186.3 per tonne, representing an increase of 0.8 % compared with that of 2011.

In 2012, the operating profit of this segment was RMB 42.7 billion, representing a decrease of 4.6 % comparing with 2011.

(4)  Chemicals Segment
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2012, the operating revenues of the chemicals segment were RMB 412.0 billion, representing a decrease of 2.0% as compared with that of 2011.This was primarily due to the continuing low demand of chemical products as a result of macroeconomic downturn, which had led to a major drop in chemical product prices,

The sales revenue generated from this segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fiber monomer and polymer, synthetic fiber and chemical fertilizer) totaled approximately RMB 393.9 billion, representing a decrease of 2.1 % as compared with the same period of 2011, and accounting for 95.6 % of the operating revenues of the segment.

The following table sets forth the sales volume, average realized price and respective changes of each of the segment’s six categories of chemical products in 2012 and 2011.

	Sales Volume (Thousand tonnes)			Average realized price (RMB/tonne)
	Year ended 31 December		Change	Year ended 31 December		Change
	2012	2011	(%)	2012	2011	(%)

Basic organic chemicals	29,873	27,335	9.3	6,667	6,746	(1.2)
Synthetic fiber monomer and polymer	6,972	6,631	5.1	8,231	9,866	(16.6)
Synthetic resin	10,507	10,524	(0.2)	9,182	9,841	(6.7)
Synthetic fiber	1,458	1,496	(2.5)	10,790	13,301	(18.9)
Synthetic rubber	1,289	1,220	5.7	17,553	22,215	(21.0)
Chemical fertilizer	1,232	960	28.3	2,044	2,187	(6.5)

In 2012, the operating expenses of the chemicals segment were RMB 410.8 billion, representing an increase of 4.3 % over 2011. This was mainly attributable to the increase in trade volume and the change in inventory. Thus raw material costs increased by RMB 17.3 billion or 4.9% over 2011.

In 2012, the operating profit of this segment was RMB 1.2 billion, representing a decrease of RMB 25.5 billion or 95.6% comparing with 2011. This was mainly due to the sharp drop in product price as compared to that of 2011.

(5)  Corporate and Others
The business activities of the corporate and others mainly consisted of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In 2012, the operating revenues generated from corporate and others were RMB 1,313.0 billion, representing an increase of 15.8 % over the same period of 2011. This mainly resulted from the increased trade volume of crude oil and refined oil products. Among total operating revenues, RMB 1,309.1 billion was achieved by specialized companies such as trading companies.

In 2012, the operating expense of the corporate and others was RMB 1,315.4 billion, representing an increase of 15.7 % over the same period of 2011, RMB 1,307.7 billion of this was from specialized companies such as trading companies.

In 2012, the operating loss from the corporate and others was RMB 2.4 billion. However, specialized companies such as trading companies realized operation income of RMB 1.4 billion.

3 ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding source of the Company is the operating activities and short-term & long-term loans, and the major use of funds includes operating expense, capital expenditures, and repayment of the short-term and long-term debts.

(1) Assets, liabilities and equity	Unit: RMB millions

	At 31 December	At 31 December	Amount of
	2012	2011	Change

Total assets	1,266,693	1,144,528	122,165
Current assets	365,015	342,755	22,260
Non-current assets	901,678	801,773	99,905
Total liabilities	718,657	637,184	81,473
Current liabilities	513,373	444,240	69,133
Non-current liabilities	205,284	192,944	12,340
Total equity attributable to equity shareholders of the Company	510,914	472,328	38,586
Share capital	86,820	86,702	118
Reserves	424,094	385,626	38,468
Non-controlling interests	37,122	35,016	2,106
Total equity	548,036	507,344	40,692

As at 31 December 2012, the Company’s total assets were RMB 1,266.7 billion, representing an increase of RMB 122.2 billion compared with that at the end of last year:

Current assets were RMB 365.0 billion, representing an increase of RMB 22.3 billion compared with that at the end of 2011. This was mainly attributable to the facts that the inventory increased by RMB 14.8 billion as a result of the rise in prices of crude oil and other raw materials and, the net account receivable increased by RMB 22.7 billion due to enlarged operation scale and increased product price.

Non-current assets were RMB 901.7 billion, representing an increase of RMB 99.9 billion as compared with that at the end of 2011. This was mainly due to the implementation of each planned investment; of which,property, plant and equipment (net) increased by RMB 23.0 billion, construction in progress increased by RMB 57.7 billion and the Company’s interests in associates and jointly controlled entities increased by RMB 4.5 billion.

The Company’s total liabilities were RMB 718.7 billion, representing an increase of RMB 81.5 billion compared with that at the end of 2011, of which:

Current liabilities were RMB 513.4 billion, which representing an increase of RMB 69.1 billion as compared with that at the end of 2011. This was mainly due to two reasons: firstly, accounts payable were increased by RMB 38.6 billion as a result of increase in the prices of the raw materials such as crude oil and the enlarged scale of production; secondly, in order to reduce financing cost, the company borrowed low-cost short-term loans in US dollar and increased its borrowings from China Petrochemical Corporation and its subsidiaries by RMB 30.8 billion.

Non-current liabilities were 205.3 billion, representing an increase of RMB 12.3 billion compared with that at the end of last year. This was also mainly due to two reasons: the long-term debts increased by RMB 7.6 billion; while the provisions increased by RMB 3.2 billion because of the future dismantlement cost of oil and gas properties provided during the year.

Total equity attributable to equity shareholders of the Company was RMB 510.9 billion, representing an increase of RMB 38.6 billion compared with that at the end of 2011, which was mainly due to the increase of reserves.

(2)  Cash Flow
The following table sets forth the major items on the consolidated cash flow statements for the 2012 and 2011.

Unit: RMB millions

	Year ended 31 December
Major items of cash flows	2012	2011

Net cash generated from operating activities	142,380	150,622
Net cash used in investing activities	(162,197)	(140,449)
Net cash generated from/(used in) financing activities	5,628	(2,516)
(Decrease)/increase of cash and cash equivalents	(14,189)	7,657

In 2012, the net cash generated from operating activities of the company was 142.4 billion, representing a decrease of RMB 8.2 billion as compared with 2011. This was mainly attributable to the fact that the pre-tax profit in current period decreased as compared with the same period of 2011.

In 2012, the net cash used in investing activities was RMB 162.2 billion, representing an increase of RMB 21.7 billion over 2011, which was mainly because of an investment increase as planned to accelerate the development of the Company.

In 2012, the net cash inflow generated from the Company’s financing activities was RMB 5.6 billion, representing an increase of RMB 8.1 billion over the same period of 2011. This was mainly from: a) the issuance of bonds in the current period, new bank loans and etc. were RMB 41.8 billion, representing an increase of RMB 16.2 billion in cash inflow as compared with 2011; b) the dividends, interests, etc paid in the current period were RMB 36.2 billion, representing an increase of RMB 8.1 billion in cash outflow as compared with 2011.

(3)  Contingent Liabilities
Please refer to “key guarantee and its performance” under “Significant Events”.

(4)  Capital Expenditures
Please refer to “Capital Expenditure” in the section of “Business Review and Prospects” in this report.

(5)  Research & development expenses and expenditures on environmental protection
Research & development expenses refer to the expenses recognized as expenditures when they occur. In 2012, the expenditure for the research & development was RMB 5.84 billion.

The environmental protection expenditures refer to the standard sewage and sundries clearing expenses paid by the Company, exclusive of capitalization expenses on pollution discharge equipment. In 2012, the Company’s environmental protection expenditures were RMB 4.81 billion.

(6)  Measurement of fair values of derivatives and relevant system
The Company established and completed a decision-making mechanism, business procedure and internal control relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values	Unit: RMB millions

Items			Beginning of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Decrement of withdrawal of the current year	End of the year

Financial assets
Of which:	1.	Derivative financial assets	54	246	—	—	187
	2.	Available-for-sale financial assets	255	—	26	—	83
	3.	Cash flow hedging	837	—	—	—	1,006
Subtotal of financial assets			1,146	246	26	—	1,276
Financial liabilities			(3,569)	(62)	(151)	—	(3,684)
Totals			(2,423)	184	(125)	—	(2,408)

Information concerning financial assets and liabilities held in foreign currencies;	Unit: RMB millions

Items			Beginning of the year	Profits and losses from variation of fair values of the current year	Accumulated variation of fair values recorded into equity	Decrement of withdrawal of the current year	End of the year

Financial assets
Of which:	1.	Derivative financial assets	54	246	—	—	187
	2.	Loans and receivables	111,391	—	—	—	50,022
	3.	Available-for-sale financial assets	41	—	26	—	70
	4.	Held-to-maturity investments	—	—	—	—	—
	5.	Cash flow hedging	837	—	—	—	1,006
Subtotal of financial assets			112,323	246	26	—	51,285
Financial liabilities			(151,707)	(43)	(151)	—	(201,745)

Note: The financial assets and liabilities held by the Company in foreign currencies were mostly those held by its overseas subsidies, which were recognised in their functional currencies.

4  ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company from Page 191 of this report.

Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2012	2011
	RMB millions	RMB millions

Operating income
Exploration and Production Segment	257,185	241,838
Refining Segment	1,270,912	1,212,072
Marketing and Distribution Segment	1,471,882	1,347,626
Chemicals Segment	411,964	420,490
Others	1,312,970	1,134,182
Elimination of inter-segment sales	(1,938,868)	(1,850,525)
Consolidated operating income	2,786,045	2,505,683
Operating profit/(loss)
Exploration and Production Segment	69,466	71,221
Refining Segment	(11,947)	(37,608)
Marketing and Distribution Segment	41,950	45,068
Chemicals Segment	367	25,292
Others	(2,502)	(2,963)
Elimination of inter-segment sales	(1,335)	891
Financial expenses, gain/(loss) from changes in fair value and investment income	(8,073)	(935)
Consolidated operating profit	87,926	100,966
Net profit attributable to equity shareholders of the Company	63,496	71,697

Operating profit: In 2012, the operating profit of the Company was RMB 87.9 billion, representing a decrease of RMB 13.0 billion as compared with 2011. This was mainly due to the decrease in product prices as demand for chemical products continued to be weak.

Net profit: In 2012, the net profit attributed to the equity shareholders of the Company was RMB 63.5 billion, representing a decrease of RMB 8.2 billion or 11.4% comparing with the same period of 2011.

(2)  Financial data prepared under ASBE

	As at 31	As at 31
	December of 2012	December of 2011	Changes
	RMB millions	RMB millions

Total assets	1,247,271	1,130,053	117,218
Long-term liabilities	203,561	191,455	12,106
Shareholders’ equity	550,601	509,525	41,076

Analysis of changes:
Total assets: at the end of 2012, the Company’s total assets were RMB 1,247.3 billion, representing an increase of RMB 117.2 billion compared with that at the end of 2011. This was mainly due to the facts that : a) inventory increased by RMB 14.8 billion because of the increase in the prices of crude oil and other raw materials; b) net accounts receivable increased by RMB 22.7 billion resulting from the expansion of operation scale and increased product prices; c) as a result of the implementation of each planned investment, fixed asset increased by RMB 23.0 billion, construction in progress increased by RMB 57.7 billion and long term equity investment increased by RMB 4.6 billion.

Long-term liabilities: at the end of 2012, the Company’s long-term liabilities were RMB 203.6 billion, representing an increase of RMB 12.1 billion compared with that at the end of 2011. This was mainly attributable the facts that: a) the long-term debts and debentures payable were increased by 7.7 billion as the issuance of corporate bonds and the transferred amount due within one year were less as compared with that of 2011; b) the provisions increased by RMB 3.2 billion due to the future dismantlement cost of oil and gas properties provided during the year.

Shareholders’ equity: At the end of 2012, the shareholders’ equity of the Company was RMB 550.6 billion, representing an increase of RMB 41.1 billion as compared with that at the end of 2011. This was mainly attributable to the income achieved by the Company.

(3)  The results of the principal operations by segments

				Increase/		Increase/
Segment	Operation income (RMB millions)	Operation cost (RMB millions)	Gross profit margin (%) (Note)	(decrease) of operation income on a year-on-year basis (%)	Increase of operation cost on a year-on-year basis (%)	(decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	257,185	115,178	39.7	6.3	19.5	(2.4)
Refining	1,270,912	1,113,327	1.0	4.9	2.5	2.4
Marketing and Distribution	1,471,882	1,380,666	6.0	9.2	9.8	(0.5)
Chemicals	411,964	394,037	4.1	(2.0)	5.1	(6.3)
Others	1,312,970	1,306,560	0.5	15.8	15.7	0.1
Elimination of inter-segment sales	(1,938,868)	(1,937,533)	Not applicable	Not applicable	Not applicable	Not applicable
Total	2,786,045	2,372,235	8.1	11.2	13.3	(0.8)

Note: Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

SIGNIFICANT EVENTS

1  MAJOR PROJECTS

(1)  Wuhan Ethylene Project
The project mainly includes 800,000 tonnes per annum (“tpa”) ethylene units and downstream auxiliary utility units. It is expected to be put into operation in the first half of 2013.

(2)  Shandong Liquefied Natural Gas (LNG) Project
Shandong LNG project mainly includes the constructions of a jetty with a 3-million-tpa terminal, and the auxiliary transportation pipeline for natural gas. It is expected to be put into operation in 2014.

(3)  Pilot Natural Gas Project (1.7 billion cubic meters per annum), Yuanba Gas Field
A purification plant and its auxiliary facilities are to be built. The production capacity of the newly-built natural gas purification plant will be 1.7 billion cubic meters per annum. The construction is expected to be completed in 2014.

(4)  Guangdong Refining and Petrochemical Integration Project
The project mainly includes the constructions of a 15,000,000 tpa refinery, 1,000,000 tpa ethylene unit, and 300,000-tonne jetty. It is expected to be put into operation in 2016.

2  ISSUANCE OF CONVERTIBLE BONDS
The credit ratings of China Petrochemical Corporation, the guarantor of the Sinopec CB by Moody and Standard & Poors were Aa3 and A+ respectively. No material fluctuation was noted on profitability, asset and credit rating conditions.

At the end of the reporting period, the liability to asset ratio of Sinopec Corp. was 56.73%. The ratio was kept stable and there was no material change in structure. The credit ratings of Sinopec Corp. by Moody and Standard & Poors were Aa3 and A+ respectively in 2012. Domestic long-term credit rating of Sinopec Crop. remained as AAA. Sinopec Corp. has strong capability of financing and repayment, additionally it has been granted sufficient credit limits by domestic commercial banks. Sinopec Corp. plans to primarily use its own funds to repay the debts due and the accrued interests. In the event of any shortfalls, Sinopec Corp. will seek to finance the repayment of the principal and accrued interests in a timely manner via new bank loans or direct financing in capital markets.

(1)  ISSURANCE OF RMB 23 BILLION A SHARE CONVERTIBLE BONDS
A Share convertible bonds of RMB 23 billion were issued by Sinopec Corp. on 23 February 2011 (hereby referred to as “Sinopec CB”, code : 110015). The par value and issuance price of Sinopec CB are both RMB 100. Sinopec CB were issued with a term of six years with annual interest rate of 0.5%, 0.7%, 1.0%, 1.3%, 1.8% and 2.0%, respectively. The initial conversion price was RMB 9.73 per share. It was listed on the Shanghai Stock Exchange on 7 March 2011. For further details, please refer to the “Announcement of issuance of A Share Convertible Bonds by Sinopec Corp.” and the “Announcement of the Listing of A Share Convertible Bonds by Sinopec Corp.” published on the websites of the Shanghai Stock Exchange and Sinopec Corp. The proceeds were used in the following projects: Wuhan ethylene project, Anqing Refinery Revamping Project, Shijiazhuang Refinery Revamping Project, Yulin-Jinan Natural Gas Pipeline Project and Rizhao-Yizheng Crude Oil Pipeline Project. On 1 March 2013, Sinopec Corp. paid in full the accrued interests of Sinopec CB for the second interest payment year.

On 20 June 2011 and 19 September 2011, the conversion price of Sinopec CB was adjusted to RMB 9.60 per share and RMB 9.50 per share respectively due to the then-dividend payment declaration. Sinopec Corp. held the second extraordinary general meeting for the year 2011 on 15 December 2011. During the meeting, the proposal of a downward adjustment to the conversion price of Sinopec CB was approved. Conversion price of Sinopec CB was adjusted from RMB 9.50 per share to RMB 7.28 per share effective from 27 December 2011. On 28 May 2012 and 17 September 2012, the conversion price of Sinopec CB was adjusted to RMB 7.08 per share and RMB 6.98 per share respectively due to the then-dividend payment declaration. As of 31 December 2012, our A shares increased by 117,759,112 shares as a result of the exercise of conversion rights by some Sinopec CB holders, with an outstanding bonds balance of RMB 22,142,639,000.

Top ten holders of Sinopec CB and number of Sinopec CB held

Name of bond holders	Number of bonds held

Clearing Participant’s Special Account for Collateral Bond Repurchase (Industrial and Commercial Bank of China)	23,036,370
Clearing Participant’s Special Account for Collateral Bond Repurchase (China Construction Bank)	17,916,270
Clearing Participant’s Special Account for Collateral Bond Repurchase (Agricultural Bank of China)	14,474,660
Clearing Participant’s Special Account for Collateral Bond Repurchase (Bank of China)	7,961,030
Sunshine Life Insurance Company Ltd. -Dividend-paying Insurance	7,944,470
Clearing Participant’s Special Account for Collateral Bond Repurchase (Bank of Communications)）	6,560,630
China Life Insurance Company Ltd. -Dividend-individual dividend-005L-FH002 Shanghai	6,351,180
MERRILL LYNCH INTERNATIONAL	5,967,040
Clearing Participant’s Special Account for Collateral Bond Repurchase (China Merchants Bank Limited by Share Ltd)	5,475,740
UBS AG	5,153,450

Use of proceeds	Unit: RMB millions

Total proceeds	22,889.38Note 1	Total proceeds used during this reporting period	5,432.38
		Total cumulative proceeds used	22,603.36

						In line with
Projects Committed	Planned Investment	Any changes in projects	Actual proceeds used	Returns	On schedule or not	expected return or not

Wuhan 800,000 tpa ethylene project	11,289.38	No	11,289.38	—	Yes	N/A
Anqing Refinery Revamping project	3,000	No	2,999.73	—	No	N/A
Shijiazhuang Refinery Revamping project	3,200	No	2,914.25	—	Yes	N/A
Yulin-Jinan natural gas pipeline project	3,300	No	3,300	Note 2	Yes	Note 2
Rizhao-Yizheng crude oil pipeline projects	2,100	No	2,100	Note 3	Yes	Note 3
Total	22,889.38	—	22,603.36	—	—	—
Statements on the failure to achieve planned schedule and expected returns	Anqing Refinery Revamping project was originally expected to be put into operation in the end of 2012. Due to the detailed design lagged behind the schedule, and the influence of rain and snow in the first half year of 2012 on the construction site of civil works, it’s expected to be put into operation in the first half of 2013.
Statements on the reasons and procedures of changes	Not applicable

Note 1: The issuance costs of RMB 110.62 million (including the commissions for underwriters and other costs for the intermediary agencies) were deducted.

Note 2: The Company’s committed financial benefits are estimated after-tax financial internal rate of return. The business life of Yulin-Jinan natural gas pipeline project is 20 years. This project has been put into operation since the first half of 2012, and the operating period is too short to determine whether this project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow generated during current period met the estimated net cash flow target as stated in the project budget.

Note 3: The Company’s committed financial benefits are estimated after-tax internal rate of return. The business life of Rizhao-Yizheng crude oil pipeline project is 20 years. This project was put into operation at the end of 2011, and the operating period is too short to determine whether this committed project achieved the estimated after-tax financial internal rate of return as committed for the entire operating period of the project. The net cash flow generated during current period did not meet the estimated net cash flow target as stated in the project budget.

Continuous Supervision by Sponsor
Goldman Sachs Gao Hua Securities Company Limited
Suite 1807-1819, 18th Floor, Winland International Center, 7 Finance Street, Xicheng District, Beijing
Sponsor representatives: JIN Lei, ZHANG Yi
Please refer to the 2012 Annual Continuous Supervision Report on China Petroleum & Chemical Corporation for the details of the opinion issued by the sponsor.

(2)  THE PROPOSED ISSUANCE OF A SHARE CONVERTIBLE BONDS OF NO MORE THAN RMB 30 BILLION.
On 12 October 2011, Sinopec Corp. held the first extraordinary general meeting of Sinopec Corp. for the year 2011. During the meeting, “Proposal Regarding Issuance of A Share Convertible Bonds and Other Related Matters” (the “CB Proposal”) was considered and approved. For further details, please refer to the announcement of Sinopec Corp. dated 16 August 2011, published in China Securities Journal, Shanghai Securities News and Securities Times. The proposed issuance was conditionally approved by the China Securities Regulatory Commission (the “SRC”) in 23 March 2012. On 11 October 2012, the Third Meeting of the Fifth Session of Board of Directors of Sinopec Crop. resolved to submit a proposal to the general meeting to extend the validity of the CB Proposal, from the date of expiration to 11 October 2013.

(3)  HOLDERS OF HKD 11.7 BILLION H SHARE CONVERTIBLE BONDS ISSUED BY THE COMPANY AND NUMBER OF BONDS HELD

As at
Name of holder	31 December 2012 Number of bonds held

Euroclear	6,628,930
Clearstream	4,976,810

3  CORPORATE BONDS ISSUED & INTEREST PAYMENTS
On 24 February 2004, Sinopec Corp. issued domestic corporate bonds of RMB 3.5 billion with a term of 10 years. The credit rating of the bonds was AAA with fixed annual interest rate at 4.61%. On 28 September 2004, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in mainland China newspapers, namely China Securities Journal, Shanghai Securities News, Securities Times, and in Hong Kong, namely South China Morning Post, Hong Kong Economic Times on 24 February 2004 and 28 September 2004 respectively. On 25 February 2013, Sinopec Corp. had paid in full the interest accrued for the ninth interest payment year.

On 20 February 2008, Sinopec Corp. issued domestic bonds with warrants of RMB 30 billion. The term of bonds is six years with fixed annual interest rate at 0.8%. On 4 March 2008, the bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China Securities Journal, Shanghai Securities News, Securities Times on 18 February 2008. The proceeds had been fully used in the projects in accordance with the prospectus. On 20 February 2013, Sinopec Corp. had paid in full the interest accrued for the fifth interest payment year.

On 21 May 2010, Sinopec Corp. issued 5-year term and 10-year term domestic corporate bonds which amounted to RMB 11 billion and RMB 9 billion with a fixed annual interest rate of 3.75% and 4.05% respectively. On 9 June 2010, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 19 May 2010. By 23 May 2012, Sinopec Corp. had paid in full the interest accrued for the second interest payment year.

On 1 June 2012, Sinopec Corp. issued 5-year term and 10-year term domestic corporate bonds which amounted to RMB 13 billion and RMB 7 billion with a fixed annual interest rate of 4.26% and 4.90% respectively. On 13 June 2012, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 30 May 2012.

4  THE INCREASED SHARE HOLDINGS OF SINOPEC A SHARE BY CHINA PETROCHEMICAL CORPORATION
On 9 January 2012, China Petrochemical Corporation increased its shareholding of Sinopec A share by 39,083,199 shares by purchasing shares via the transaction system of the Shanghai Stock Exchange. After that, China Petrochemical Corporation directly and indirectly holds an aggregate of 66,222,627,692 shares of Sinopec Corp., accounting for 76.28% of total shares of Sinopec Corp. issued as of 31 December 2012. From 9 January 2012 to 8 January 2013, China Petrochemical Corporation did not further increase or decrease its holdings of Sinopec Corp.. For further details, please refer to the announcement published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 9 January 2013.

5  PERFORMANCE OF THE COMMITMENTS BY CHINA PETROCHEMICAL CORPORATION, WHICH HOLDS OVER 5% SHAREHOLDINGS OF SINOPEC CORP.

(1) By the end of the reporting period, the major undertakings made by China Petrochemical Corporation include:
i  compliance with the connected transaction agreements;

ii  solving the issues regarding legality of the certificates for the land use rights and certificates for the property ownership rights within a specified period of time;

iii  implementation of the Re-organization Agreement (for definition, please refer to prospectus in relation to the offering of H shares);

iv  granting licenses for intellectual property rights;

v  avoiding the competition with the Company;

vi  abandonment of business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus in relation to the offering of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001;

vii  On 27 October 2010, Sinopec Corp. disclosed through a public announcement that, considering the major refining business of China Petrochemical Corporation has been injected into Sinopec Corp., China Petrochemical Corporation undertook to dispose of its minor remaining refining business within 5 years to eliminate the competition with Sinopec Corp. in terms of the refining business.

viii  On 15 March 2012, Sinopec Corp. disclosed in an announcement, that: China Petrochemical Corporation undertakes to take Sinopec Corp. as the sole platform of its ultimate integration among the businesses such as exploration and production of oil and gas, oil refining, chemicals and sale of petroleum products. China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. in this respect. Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of oil and natural gas overseas, after a thorough analysis from political and economic perspectives, Sinopec Corp. may propose to acquire the overseas oil and gas assets owned by China Petrochemical Corporation (the “Assets”) when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertakes to transfer the Assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

During the reporting period, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

(2) As at the date of this annual report, Sinopec Corp. has no commitments with regard to results, assets injection or assets restructure which have not been fulfilled yet, nor did Sinopec Corp. make any earnings prediction for such assets or projects.

6  SHAREHOLDINGS AND SECURITIES INVESTMENTS OF SINOPEC CORP. IN OTHER LISTED COMPANIES, COMMERCIAL BANKS, SECURITIES COMPANIES, INSURANCE COMPANIES, TRUST COMPANIES AND FUTURES COMPANIES, ETC.

(1)  Status of direct shareholding in other listed companies

								Change in
Stock Code	Abbreviation	Initial investment (RMB)	Number of shares held at the end of period (10,000 shares)	Shareholding %	Source of shares	Book value at the end of period (RMB)	Gain/loss during the reporting period (RMB)	shareholders’ interests during the reporting period	Accounting item

00384	China Gas Holding	136,426,500	21,000	4.60	Investment	136,426,500	10,943,848	—	Long-term equity investment

(2)  Status of direct shareholding in non-listed financial institutions, companies contemplated to be listed and dealings of shares in other listed companies

							Change of
No.	Entities	Initial investment (RMB 10,000)	Number of shares held (10,000 shares)	Shareholding (%)	Book value at the end of the period (RMB 10,000)	Gain/loss during the reporting period (RMB 10,000)	shareholders’ interests during the reporting period	Accounting items	Shares origin

1	Beijing International Trust Co., Ltd.	20,000	20,000	14.29%	20,000	3,000	0	Long-term equity investment	Investment
2	Bank of Zhengzhou Co. Ltd.	1,000	1,000	0.25%	1,000	0	0	Long-term equity investment	Shares converted from debts
Total		21,000	—	—	21,000	3,000	0	—	—

Sinopec Corp. did not buy or sell the shares of other listed companies.

7    MATERIAL GUARANTEE CONTRACTS AND THE RELATED PERFORMANCE
Unit: RMB millions

Major external guarantees (excluding guarantees for the non-wholly owned controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction Date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guaranteed	Whether guaranteed for connected persons (yes or no)Note 1

Sinopec Corp.	the Company	Yueyang Sinopec Corp.	245	10 December 2003	December 10 2003	joint obligations	No	No	0	No	No
	itself	Shell Coal Gasification Corporation			– December 10 2017
Sinopec Sales Co., Ltd.	wholly-owned	Xiamen Botan Storage Co., Ltd	75		July 26 2012	joint obligations	No	No	0	No	No
	subsidiary				– July 26 2013
Sinopec Yangzi	wholly-owned	Sinopec Corp. Yangzi BP	329			joint obligations	No	No	0	No	No
Petrochemical Co., Ltd.	subsidiary	Petrochemical Acetyl Co.,Ltd

SSI	controlled	New Bright	5,496			joint obligations	No	No	0	Yes	No
	subsidiary	International
		Development
		Limited/
		Sonangol
		E.P.
Total amount of guarantees provided during the reporting periodNote 2	０
Total amount of guarantees outstanding at the end of the reporting period Note 2 (A)	3,672
Guarantees by the Company to controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	None

Total amount of guarantees of the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	3,672
The proportion of the total amount of guarantees to Sinopec Corp.’s net assets	0.72%
Guarantees provided for shareholders, de facto controller and connected persons (C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,116
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	2,116
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

Note 1: As defined in the Listing Rules of the Shanghai Stock Exchange.

Note 2: The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Specific statements and independent opinions from independent non-executive directors regarding external guarantees provided by Sinopec Corp. during and by the end of 2012:

We, as independent non-executive directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by Sinopec Corp. accumulated up to and during 2012 in accordance with the requirements of the domestic regulatory authorities:

Sinopec Corp. did not provide any extended guarantees during the reporting period, with the balance of external guarantees decreased by RMB 795 million on a year-on-year basis. The external guarantees prior to 2012 had been disclosed in the 2011 annual report of Sinopec corp.. The balance of external guarantees provided by the Company accumulated up to the year of 2012 were RMB 3.672 billion, accounting for approximately 0.72% of the Company’s net assets.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management, actively monitor guarantee risks, and strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

8  GENERAL MEETINGS OF SHAREHOLDERS
During the reporting period, Sinopec Corp. held two general meetings of shareholders in strict compliance with the procedures of notification, convening, holding of shareholders’ meetings as stipulated by relevant laws, rules and regulations and the Articles of Association of Sinopec Corp., namely the 2011 annual general meeting and the first extraordinary general meeting held in Beijing respectively on 11 May 2012, 16 October 2012. For details, please refer to announcements on resolutions published in China Securities Journal, Shanghai Securities News, Securities Times on the next day of the relevant general meetings and on the websites of the Stock Exchange of Hong Kong Limited.

9  ASSETS TRANSACTIONS
Please refer to the “other significant connected transactions occurred during this year”.

10  MATERIAL LITIGATIONS AND ARBITRATIONS
During the reporting period, the Company was not involved in any material litigations or arbitrations.

11  INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any insolvency or restructuring matters.

12  OTHER MATERIAL CONTRACTS
Sinopec Corp. did not have any material contacts entered during the reporting period which has not been disclosed as required.

13  TRUSTEESHIP, CONTRACTING AND LEASE
During the reporting period, Sinopec Corp. was not involved in any events regarding significant trusteeship, contracting or lease of any other company’s assets, nor placing its assets to or under any other companies’ trusteeship, contracting or lease which has not been disclosed as required.

14  ENTRUSTED ASSET MANAGEMENT AND ENTRUSTED LOAN
To optimize the operation of capital within the Company and reduce overall cost of capital, Sinopec Corp. was approved to grant entrusted loan to its subsidiaries, Sinopec Zhanjiang Dongxing Petrochemical Co., Ltd and Sinopec Hainan Oil Refining and Chemical Co., Ltd, at the 12th session of the fourth Board of Directors. The loan amount incurred in a calendar year shall be no more than RMB 10 billion, with the entrusted loan interest rate not lower than the deposit rate of commercial banks for the same period. Such entrusted loan constitutes a continuing connected transaction stated in Section 14A of Hong Kong Listing Rules. The details for the entrusted loan during the reporting period are as follows:

Borrower	Amount	Term		Annual interest
	(RMB100 million)	Starting from	to	rate

Sinopec Zhanjiang Dongxing Petrochemical Co., Ltd	20 (notes)	28 March 2011	28 March 2012	4.2%

Notes: the above-mentioned loan has been repaid during the reporting period.

15  DEPOSITS AT SINOPEC FINANCE CO., LTD.
To regulate the connected transactions between Sinopec Corp. and Sinopec Finance Co., Ltd. (hereby referred to as “Sinopec Finance”) and to secure the safety and liquidity of Sinopec Corp.’s deposits at Sinopec Finance, Sinopec Corp. and Sinopec Finance jointly formulated the “Rules Concerning Risk Control on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd.”, incorporating the Company’s risk control system and the risk handling provisional procedures, which provides prevention against assets risk and ensures Sinopec Corp.’s discretion in dealing with its deposits in Sinopec Finance. In the meantime, China Petrochemical Corporation, as the controlling shareholder of Sinopec Finance, undertook that it would, in the event of emergency whereby Sinopec Finance has difficulties to make payments, according to the actual needs to resolve the payment problem that Sinopec Finance may encounter, help to increase the capital of Sinopec Finance. The deposit amount is strictly within the cap of the deposits with regard to the continuing connected transactions, which was approved at the general meeting of shareholders. In daily operations, Sinopec Corp. can withdraw the total amount of the savings deposited at Sinopec Finance.

16  ASSETS MORTGAGE
None

17  THE APPROPRIATION OF NON-OPERATIONAL FUNDS BY THE SUBSTANTIAL SHAREHOLDER AND ITS AFFILIATED PARTIES
Not applicable

18  THE DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

19  WHETHER THE COMPANY IS INCLUDED IN THE LIST OF ENTERPRISES CAUSING SERIOUS POLLUTION ANNOUNCED BY ENVIRONMENTAL PROTECTION AUTHORITY
No

CONNECTED TRANSACTIONS

1  AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION
Prior to Sinopec Corp.’s overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

(1)  Agreement for the mutual supply of ancillary services for products, production and construction services (“Mutual Supply Agreement”).

(2)  China Petrochemical Corporation provides trademarks, patents and computer softwares to the Company for use free of charge (“Intellectual Property Rights Licence Agreement”).

(3)  China Petrochemical Corporation provides cultural and educational, hygienic and community services to the Company (“Cultural and Educational, Hygienic and Community Service Agreement”).

(4)  China Petrochemical Corporation provides leasing service of lands and certain properties to the Company.

(5)  China Petrochemical Corporation provides comprehensive insurance to the Company.

(6)  China Petrochemical Corporation provides shareholders’ loans to the Company.

(7)  The Company provides franchise licenses for service stations to China Petrochemical Corporation.

On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into new Supplementary Agreement of Connected Transactions, whereby the terms of Mutual Supply Agreement and Cultural and Educational, Hygienic and Community Services Agreement were extended to 31 December 2012, and the term of each of the Intellectual Property Right Licence Agreement was extended to 31 December 2019.

On 24 August 2012, Sinopec Corp. and China Petrochemical Corporation entered into Supplementary Agreement of Connected Transactions, whereby the terms of Mutual Supply Agreement and Cultural and Educational, Hygienic and Community Services Agreement were extended to 31 December 2015.

The resolution related to continuing connected transactions for the three years from 2013 to 2015 was approved at the first extraordinary general meeting for 2012 held on 16 October 2012. For details of the above continuing connected transactions, please refer to relevant announcements published on 27 August 2012 in China Securities Journal, Shanghai Securities News and Securities Times, and on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and the Stock Exchange of Hong Kong Limited (dated 24 August 2012) (http://www.hkex.com.hk).

2  DISCLOSURES AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CHINA PETROCHEMICAL CORPORATION COMPLY WITH THE LISTING RULES OF THE HONG KONG STOCK EXCHANGE AND SHANGHAI STOCK EXCHANGES
Pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, the continuing connected transactions between the Company and China Petrochemical Corporation are generally subject to full disclosure in accordance with their nature and the value of the transactions, and also subject to approvals from independent non-executive directors and/or independent shareholders. The Shanghai Stock Exchange exempted Sinopec Corp. from full compliance with the listing rules regarding the above continuing connected transactions and conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

There is no substantial change to the above agreements on continuing connected transactions during the reporting period. The accumulated connected transactions for the year 2012 of Sinopec Corp. are in compliance with the relevant requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. For performance details of connected transaction agreements, please refer to Item 3 below.

3  ACTUAL CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
The aggregate amount of connected transactions actually entered into by the Company during the year was RMB 518.206 billion, of which, expenses amounted to RMB 204.017 billion, (including RMB 191.319 billion for purchases of goods and services, RMB 4.062 billion for auxiliary and community services, RMB 7.408 billion of operating lease fee, RMB 1.228 billion for interest expenses). Among which, purchases from China Petrochemical Corporation amounted to RMB 133,432 billion (including purchases of products and services, i.e. procurement, storage, exploration and production services and production-related services, amounted to RMB 120.736 billion, representing 4.49% of the Company’s operating expenses for the year 2012). The auxiliary and community services provided by China Petrochemical Corporation to the Company were RMB 4.062 billion, representing 0.15% of the operating expenses of the Company for 2012. In 2012, the housing rent paid by the Company was RMB 507 million, the rent for use of land was RMB 6.742 billion, and the expenses for other leases were RMB 157 million. The interest expenses were RMB 1.228 billion. In 2012, the revenue amounted to RMB 314.189 billion (including RMB 313.919 billion for sales of products and services, RMB 116 million of interest income, RMB 154 million for agency commissions receivable), of which the sales to China Petrochemical Corporation amounted to RMB 84.115 billion, including RMB 83.98 billion for sales of products and services, representing 3.01% of operating revenues, RMB 96 million for interest income, and RMB 39 million for agency commission receivable.

In 2011, Sinopec Corp. provided RMB 2 billion of entrusted loan to its subsidiary Zhanjiang Dongxing Petrochemical Co., Ltd. The loan had been repaid in the reporting period.

In 2012, Sinopec Corp. provided RMB 2,359 million of loans to certain jointly controlled entities of China Petrochemical Corporation.

None of the amount of each of the above continuing connected transactions between the Company and its controlling shareholder, China Petrochemical Corporation, exceeds the disclosed maximum aggregate annual value (“cap”) for the continuing connected transactions approved by the general meeting of shareholders and the Board of Directors.

Purchases/receiving services	Unit: RMB millions

		Amount incurred during		Amount incurred during
		the current year		the previous year
Connected party	Connected transaction	Amount	Percentage of the total amount of the type of transaction (%)	Amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Purchases of goods and services from connected parties	132,204	4.92	147,829	6.16
Other related parties	Purchases of goods and services from
	related parties	70,585	2.63	56,512	2.36
Total		202,789	7.55	204,341	8.52

Sales/provision of services Unit: RMB millions

		Amount incurred during		Amount incurred during
		the current year		the previous year
Connected party	Connected transaction	Amount	Percentage of the total amount of the type of transaction (%)	Amount	Percentage of the total amount of the type of transaction (%)

China Petrochemical Corporation	Sales of goods and provision of services to connected parties	84,019	3.02	83,081	3.32
Other related parties	Sales of goods and provision of
	services to related parties	230,054	8.26	218,400	8.72
Total		314,073	11.28	301,481	12.04

Notes	Pinciple of pricing for connected transations	:
(a) government-prescribed price; (b) where there is no goverment-prescribed price but where there is government-guidence price, the government-guidance price will apply; (c) where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or (d) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

	Other related parties	:	as defined under ASBE and IFRS, but neither under Chapter 14A of the Hong Kong Listing Rules nor under the Shanghai Listing Rules.

Decision-making procedures: The major continuing connected transaction agreements were entered into the Company’s ordinary course of business and in accordance with normal commercial terms which are fair and reasonable to the Company and its Shareholders as a whole. The Company, according to the internal control procedures, adjusts the scope and amount of continuing connected transactions and cap for the amount exempted from disclosure every three years, and upon the approval of the Board of Directors and independent non-executive directors, publishes the announcements and brings them into force. For the temporary connected transactions, the Company, in a strict compliance with domestic and overseas regulatory rules, publishes the announcement and brings them in force only after submitting the related matters of connected transactions to the Board of Directors and/or general meeting of shareholders for review according to internal control procedures.

Please refer to Note 36 to the financial statements prepared under the IFRS in this annual report for details of the connected transactions actually incurred during this year.

The abovementioned connected transactions between Sinopec Corp. and China Petrochemical Corporation in 2012 have been approved at the 6th meeting of the Fifth Session of the Board of Directors of Sinopec Corp. and have complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

The auditors of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagement Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants. The auditor has issued his unqualified letter containing his conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.38 of the Hong Kong Listing Rules. A copy of the auditor’s letter has been submitted by the Company to the Stock Exchange of Hong Kong Limited.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed that:

(a)  The transactions have been conducted in the Company’s ordinary course of business;

(b)  The transactions have been entered into based on either of the following terms:

i  on normal commercial terms;

ii  on terms not less favorable than those available from/to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms; and

(c)  The transactions were fair and reasonable and in the interests of Sinopec Corp. and its Shareholders as a whole.

4  OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURRED DURING THIS YEAR
None

5  FUNDS PROVIDED BETWEEN CONNECTED PARTIES Unit: RMB millions

	Fund to connected parties		Fund from connected parties
	Amount		Amount
Connected Parties	incurred	Balance	incurred	Balance

China Petrochemical Corporation	797	2,936	(270)	10,116
Other connected parties	390	1,353	—	—
Total	1,187	4,289	(270)	10,116

CORPORATE GOVERNANCE

1IMPROVEMENT ON CORPORATE GOVERNANCE DURING THE REPORTING PERIOD
During the reporting period, Sinopec Corp., in compliance with the PRC Company Law and other domestic and overseas laws and regulations on securities, committed itself to standard operation and constantly enhanced its corporate governance.

In May 2012, members of the Fifth Session of Board of Directors and members of the Fifth Session of Board of Supervisors were elected. Mr. Fu Chengyu was elected by the Board of Directors as Chairman. Mr. Wang Tianpu and Zhang Yaocang were elected as vice Chairmen and Mr. Xu Bin was elected by the Board of Supervisors as Chairman. The Board of Directors appointed senior management and established the Strategy Committee, the Audit Committee and the Remuneration and Appraisal Committee of the fifth session of the Board of Directors. The Board of Directors set up the Social Responsibility Management Committee for the first time to plan the performance of social responsibilities of Sinopec Corp. in a unified manner.

Based on the Company’s actual conditions as well as in accordance with the domestic and overseas laws and regulations, Sinopec Corp. drawn up the “Terms of Peference of the Social Responsibility Management Committee”; revised its Articles of Association; improved its dividend distribution policy; revised and improved the “Information Disclosure System”, “Terms of Reference of the Audit Committee”, and “Terms of Reference of the Remuneration and Appraisal Committee”; improved the internal control system and strengthened the internal control enforcement; implemented the “Insider Information Possessor Registration System” and carried out alerts on inside information confidentiality such as periodic report and insider registration.

Sinopec Corp. further enhanced post-oriented trainings and sense of responsibility of all directors, supervisors and senior management and provided directors with information on business performance and financial situation of the Company in a timely manner, which supports the directors to make reasonable decisions. It continued to put solid work on information disclosure and investor relationship, strengthened the communication with the investors and timely pass the investors’ opinions to the management. The Company’s transparency is continuously enhanced and received positive comments from the capital market. The Company actively performed its social responsibilities and promoted the sustainable development of social economy (see “Sinopec Corp.’s Report on Sustainable Development” for details).

During the reporting period, the Board of Supervisors of Sinopec Corp. had no objection to all supervised matters. Sinopec Corp., the Board of Directors and directors, supervisors, senior management, controlling shareholders and de facto controller of Sinopec Corp. were not investigated by CSRC, or punished administratively or criticized publicly by CSRC, Hong Kong Securities and Futures Commission and Securities and Exchange Commission of the United States or publicly condemned by Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), New York Stock Exchange and London Stock Exchange.

2EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
As of 31 December 2012, other than the 10,000 A shares of Sinopec Corp. held by vice president Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. held any shares of Sinopec Corp..

Save as disclosed above, in the reporting period, none of the directors, supervisors and senior management of Sinopec Corp. and their associates had any interests or short positions (including any interest or short position that is regarded or treated as being held in accordance with the SFO) in the shares, debentures and underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of the Securities and Future Ordinance (“SFO”) would fall to be disclosed to the Sinopec Corp. and the Hong Kong Stock Exchange under the Division 7 and 8 of Part XV of the SFO or which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Company”.

3CONFIRMATION OF INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS AND OVERVIEW OF THEIR PERFORMANCE
As required by the Hong Kong Stock Exchange, with regard to the independence of its independent non-executive directors, Sinopec Corp. confirms that: Sinopec Corp. has received and accepted the annual confirmation letters from all independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that all independent non-executive directors are independent.

During this reporting period, the independent non-executive directors of Sinopec Corp. strictly implemented the working rules for independent non-executive directors, fulfilled their duties, acted honestly, diligently and in good faith as required by laws and regulations and the Articles of Association, and kept a close watch on the production, operation and development of the Company. They reviewed the relevant documents with due care; actively attended the general meeting of shareholders, meetings of the Board of Directors and the meetings of the board committees (please refer to the Report of the Board of Directors in this annual report for details for their attendances of the meetings); gave their independent opinions on matters such as connected transactions, guarantees, appointments and removals of directors and appointment of senior management; and maintained good communication with the Chairman of the Board, management, external auditors and internal auditing department. The independent non-executive directors independently and objectively protect the legitimate interests of shareholders, especially the minority shareholders when performing their duties. They gave constructive advices and suggestions in relation to the corporate governance, production and operation and safety and environmental protection, which was accepted by Sinopec Corp..

4THE COMPANY’S INDEPENDENCE FROM CONTROLLING SHAREHOLDERS
The Company is independent from controlling shareholders in terms of, among other things, business, assets and finances. The Company has an independent and completed business and independent operation capacity.

5IMPROVEMENT AND IMPLEMENTATION OF INTERNAL CONTROL SYSTEM

Overall scheme of internal control construction
Centering on the implementation of “Comprehensive Risk Management Guidance for Central Enterprises”, “Basic Standard for Enterprise Internal Control”, “Guidelines for Application of Enterprise Internal Control and Guidelines for Evaluation of Enterprise Internal Control”, the Company revised and improved various internal control systems in a comprehensive and systematic manner and achieved the overall internal control. Firstly, the company sorted out various internal and external risk factors the Company faces. After re-identifying, recording and evaluating such risk factors, they were extended and subdivided into second-and-third-level risks based on five first-level risks such as strategic, financial, market operational and compliance risks, and the corresponding relation between risk and internal control has been established. Secondly. The Company supplemented and improved its internal control at corporate level, including internal environment, risk assessment, information and communication and internal supervision to meet the requirements for corporate governance and social responsibilities; and subdivided internal control procedure and responsibilities of control points to enhance the business-level control. Thirdly, according to its core concept of management institutionalization, standardized and process-oriented system and process informationization, the internal control management information system would be developed to improve the efficiency and effectiveness of internal control and management, promote the normalization and standardization of internal control and establish permanent mechanism for internal control and management.

Working plans for establishment and improvement of internal control system and their implementation
Each year, the Headquarter prepares the goals and working plans with regard to internal control, and conducts comprehensive trainings, and daily management and evaluation. Each branch (subsidiary), under the unified arrangement of the headquarters, further revised and refined its detailed rules for the implementation of its internal control. The Company established three defensive mechanisms, namely the periodic testing of responsible departments (units), daily management of internal control department and constant supervision of audit and supervision department over internal control, accordingly creating a supervision and evaluation system of internal control.

Setup of internal control examination and supervision department
The Business Reform Administration Department, which is assigned to administer overall supervision of internal control, is responsible for daily supervision of internal control and the organization of individual inspection. The Audit Department is in charge of internal control evaluation, conducting independent, comprehensive inspection and evaluation of internal control. The Company has established a two-level (i.e., headquarters and Branches (subsidiaries) internal control inspection and evaluation system. Branches (subsidiaries) conduct a self-inspection and evaluation of internal control every year and the Audit Department comprehensively inspects the evaluation of internal control every year.

Implementation of self-evaluation relating to internal supervision and internal control
The Company conducted an overall inspection and evaluation on the effectiveness of internal control design and operation. For details, please refer to the “Company’s Self-Assessment Report on Internal Control for the year 2012”. The Business Reform Administration Department carried out the individual examination of the correction of problems found in the internal control inspection.

Arrangement for internal control made by the Board of Directors
The Board of Directors will review amended Internal Control Manual and annual report on Internal Control and Self-Assessment submitted by the management team, take charge of the communication, supervision and inspection of internal and external auditors through the Audit Committee, as well as the inspection and supervision of effective implementation self-assessment with regard to internal control through its audit committee on a yearly basis.

Establishment and operation of internal control system related to financial statements
The Internal Control Manual specifies the internal control requirements with regard to the financial statements and establishes connection with the professional management system. Fund and assets management, costs and expenses accounting and management, invoice management, financial analysis and budget, connected transactions and the preparation of financial statements are respectively included in the related work flow, control procedures and control points. At the same time, the financial statement planning matrix has been prepared to connect items and matters in accounting statements with control measures, so that internal control can reasonably ensure the financial statements disclosed are authentic and reliable.

Defects existing in the internal control and their correction
No significant defects have been discovered in 2012. For other defects in respect of internal control discovered in the inspection, the Company has formulated various corrective measures and communicated with external auditors. After follow-up examination, all defects relating to financial reports have been corrected prior to 31 December 2012, and other management defects have also been corrected or corrective measures have been prepared. All correction activities met the requirements.

6SENIOR MANAGEMENT EVALUATION AND INCENTIVE SCHEMES
Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance appraisal standard and incentive and constraint schemes for the directors, supervisors and other senior management. The company implements various incentive schemes such as “Measures of Sinopec Corp. for the Implementation of Remuneration for senior managers”, “Measures of Sinopec Corp. for the Management of Annual Performance Evaluation” and “Measures of the Leadership from Companies Directly under Sinopec Corp. and Department of the Headquarter for the Management of Performance Evaluation”.

7CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH THE HONG KONG LISTING RULES)

(1)Compliance with Corporate Governance Code
Based on its actual situation, Sinopec Corp. has not set up the Nomination Committee of the Board of Directors according to A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. believed that the nomination and election of director candidates by all members of the Board of Directors would be better suited to its operation. The duties of the Nomination Committee prescribed in the Corporate Governance Code would be performed by the Board of Directors. Besides, the chairman and members of the Audit Committee and Remuneration and Appraisal Committee, due to other business duties, did not attend the annual general meeting of shareholders for the year 2011 as required under E1.2 of the Corporate Governance Code. None of the shareholder raised questions to the Audit Committee and the Remuneration and Appraisal Committee at such meeting.

Save as disclosed above, Sinopec Corp. complied with code provisions set out in the Corporate Governance Code.

ABoard of Directors
A.1Board of Directors

a.The Board of Directors is the decision-making body of Sinopec Corp. and all decisions made by the Board are carried out by the management of Sinopec Corp.. The Board abides by good corporate governance practices and procedures and commits itself to standard operation to improve the management of Sinopec Corp..

b.the Board meeting is held at least once a quarter. The Board will usually communicate on meeting time and subject matters 14 days prior to the scheduled meeting time. The documents and materials for the meeting will usually be sent 10 days in advance to each director. In 2012, Sinopec Corp. held 6 Board meetings. For details about the attendance of each director, please refer to the Report of the Board of Directors of this annual report.

c.Each Board member may submit proposals to be included in the agenda for Board meetings, and each director is entitled to request for other related information.

d.The Board of Directors has reviewed and evaluated its performance for the year 2012, and is of the view that the Board composition is appropriate and balanced; the Board made decisions in compliance with  domestic and overseas laws and regulations and the company’s internal rules; listen to the report of the Board of Supervisors prudently; safeguard the rights and interests of Sinopec Corp. and shareholders. The directors and senior management carefully fulfill their responsibilities and actively take part in training and continuing professional development, which led to improvement of the management of Sinopec Corp..

e.The Secretary to the Board shall assist the directors in handling the routine tasks of the Board, continuously provide the directors with and keep them informed of any regulation, policy and other requirements as demanded by domestic and overseas regulatory bodies in relation to the corporate governance and ensure that the directors comply with the domestic and overseas laws and regulations as well as the Articles of Association etc. when performing their duties and responsibilities. Sinopec Corp. has purchased liability insurances for all directors to minimize risks arising from the performance of their duties.

A.2Chairman and Chief Executive Officer (the “President”)

a.Mr. Fu Chengyu serves as the Chairman of the Board and Mr. Wang Tianpu serves as the President. The Company’s Chairman of the Board is elected by a majority vote of all directors, while the President is nominated and appointed by the Board. The duties and responsibilities of the Chairman and the President are clearly distinguished from each other and the scope of their respective duties and responsibilities are set out in the Articles of Association.

b.the Chairman of the Board places emphasis on the communication with the independent non-executive directors. The Chairman holds meetings with the independent non-executive directors at least once every year, at which no executive director is presented.

c.the Chairman encourages open and active discussions. Directors may speak up freely and actively participate in the discussion on the production and operation, corporate governance and major project investments of the Company in the Board meetings.

A.3Board composition

a.The Board of Directors of Sinopec Corp. consists of 15 members with extensive professional and management experiences, one of which is female (Please refer to the Section headed “Directors, Supervisors, Other Senior Management and Employees” in this annuel report for detailed information). Among the 15 members, there are 5 executive directors, 5 non-executive directors and 5 independent non-executive directors. The independent non-executive directors represent one third of the Board. The company’s executive directors and non-executive directors have extensive management experiences in petrochemical large-sized enterprises and/or are proficient in international capital market investment. Independent non-executive directors have working background as large-sized enterprise leader, well-known financier and finance experts, and rich experience in international capital management and investment. The composition of the Board of Directors is reasonable and diversified.

b.Sinopec Corp. has received from each independent non-executive director a letter of confirmation for the year 2012 regarding its compliance with relevant independence requirements set out in Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the independent non-executive directors is independent.

A.4Appointment, re-election and dismissal

a.Term of each session of the directors (including non-executive directors) is 3 years, and the consecutive term of office of an independent non-executive director shall not exceed 6 years.

b.All directors of Sinopec Corp. have been elected at the general meeting of the shareholders, and the Board has no power to appoint temporary directors.

c.For newly appointed directors, Sinopec Corp. engages professional consultants to prepare detailed information, notify such directors of regulatory rules of each listing place of Sinopec Corp. and remind such directors of their rights, obligations and responsibilities as directors.

A.5Nomination committee

a.Considering that the Board of Directors did not set up the Nomination Committee, the duties of the Nomination Committee prescribed in the Corporate Governance Code would be performed by the Board of Directors. The nomination of directors has been specified clearly in the Articles of Association and Rules of Procedure for the Shareholders’ Meeting. The nomination of director may be proposed by shareholders individually or collectively holding 3% of the total voting shares of Sinopec Corp. (for the nomination of independent non-executive directors, the percentage is 1%), the Board of Directors or the Board of Supervisors by way of proposal to the general meeting of shareholders for approval.

b.When the Board of Directors nominates a candidate for director, independent non-executive directors should give their independent opinion on the nomination in advance. A Board meeting of the fourth session of the Board of Directors was held on 23 March 2012, at which 15 candidates for the new Board of Directors were nominated, each of which was elected at the annual general meeting of shareholder for the year 2011.

A.6Responsibility of director

a.All the non-executive directors have the same duties and authorities as the executive directors. In addition, the non-executive directors, especially the independent non-executive directors are entitled to certain specific authorities. The Articles of Association and the Rules and Procedures of Board of Directors’ Meetings clearly specify for the authorities of directors including independent non-executive directors, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

b.Each of the directors was able to devote sufficient time and efforts to handling the matters of Sinopec Corp..

c.Each of the directors confirmed that he or she has complied with the “Model Code for Securities and Transactions by Directors of Listed Company” during the reporting period. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Manager and changes in shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the activities of Sinopec Corp.’s personnel in purchase and sale of the securities of Sinopec Corp..

d.Sinopec Corp. has arranged trainings for directors and provided relevant training fees. The directors actively participated in the continuing professional development program. Sinopec Corp. has received a record of training from directors (please refer to the Report of the Board of Directors of the annual report for details).

A.7Provision for and Access to Information

a.The meeting agenda as well as other reference documents of the Board and each Board committee will be distributed prior to the meeting, which enables each member to have sufficient time to review them so that directors can discuss them comprehensively at meetings. Each director can obtain all related information in a comprehensive and timely manner, and may seek advices from professional consultants if necessary.

b.The secretary to the Board is responsible for organizing and preparing materials for the Board meetings, including preparation of explanations for each proposal to ensure thorough understanding of each director. The Management shall provide the directors with necessary information and materials. The director may request the President, or request, via the President, relevant departments to provide necessary information of Sinopec Corp. and related explanations.

BRemuneration of directors and senior management
a.A Remuneration and Appraisal Committee has been set up and the relevant rules have been formulated. The committee consists of independent non-executive director Mr. Chen Xiaojin who acts as the committee chairman, and non-executive director Mr. Li Chunguang and independent non-executive director Ms. Bao Guoming who act as committee members. The committee is mainly responsible for proposing to the Board remuneration plans for directors, supervisors and other senior management. The term of reference of the Remuneration and Appraisal Committee is available at the website of Sinopec Corp. and the website of the Stock Exchange of Hong Kong Limited for reference.

b.The Remuneration and Appraisal Committee has always consulted the Chairman and the President regarding proposed remuneration for other executive directors. After the Committee’s review, it believed that executive directors fulfilled their duties and executed all duty clauses stated in the service contracts for directors with honesty, diligence and in good faith in the year 2012.

c.Committee members may engage independent professionals. Costs arising from or in connection with such consultation are borne by Sinopec Corp.. Meanwhile, the committee has appointed consultants to provide suggestions to the committee. The working expenses of the committee are included in the budget of Sinopec Corp.. In addition, according to the policy of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. shall actively cooperate with the Remuneration and Appraisal Committee.

CAccountability and auditing

C.1Financial reporting

a.Directors are responsible for supervising the accounts preparation for each fiscal period, to ensure such amounts truly and fairly reflect the condition of business, performance and cash flow of the Company during such period. The Board approved the Financial Report for the Year 2012 and warranted that there were no material omissions, or misrepresentations or misleading statements contained in the annual report, and jointly and severally accepted full responsibility for the authenticity, accuracy and integrity of the content.

b.Sinopec Corp. provides directors with financial condition and production and operation status every month to ensure that the directors know about the latest development of the company in a timely manner.

c.Sinopec Corp. has adopted an internal control mechanism to ensure that the management and relevant departments have provided sufficient financial data and related explanations and materials to the Board and the Audit Committee.

d.The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in the auditor’s report contained in the financial statements.

C.2Internal control

a. In 2003, according to the relevant regulatory requirements of internal control of the listing places, Sinopec Corp. adopted the internal control framework prescribed in the internationally approved COSO (Committee of Sponsoring Organizations of the Treadway Commission) Report, and based upon the Articles of Association and all management systems currently in effect, as well as in accordance with relevant domestic and overseas governing regulations, Sinopec Corp. formulated the Internal Control Manual, in which the control both at corporate level and business level was regulated, accordingly realizing all-round internal control. The Board of Directors reviewed the Self Evaluation Report on internal Control and self assessment together with annual report since 2006.

b.The management of Sinopec Corp. implemented the responsibilities of internal control. With sufficient resources in the accounting and financial reporting, Sinopec Corp. has adequately qualified and experienced employees in this regard and sufficient budget for the trainings of relevant employees.

For detailed information of the internal control system during the reporting period, please refer to the “Self Evaluation Report on Internal Control and Self Assessment”.

c.Sinopec Corp. has established its internal audit department, staffed by adequate professional personnel, which enables Sinopec Corp. possess relatively sound internal auditing functions.

C.3Audit Committee

a.The Audit Committee consists of independent non-executive director Ms. Bao Guoming who acts as the committee chairman, and independent non-executive director Mr. Jiang Xiaoming and independent non-executive director Mr. Andrew Y. Yan who act as committee members. As verified, none of them had served as a partner or former partner in our current auditing firm.

b.Sinopec Corp. has published the terms of reference of the Audit Committee. The terms of reference are available for inspection at the website of Sinopec Corp. and the website of the Hong Kong Stock Exchange for reference.

c.During the reporting period, the Audit Committee has held 5 meetings (please refer to “Meetings held by the special committees of the board” in the annual report for details). The review opinions were given at the meetings and submitted to the Board of Directors after signed by members. During the reporting period, the Board and the Audit Committee did not have any different opinion.

d.Committee members may engage independent professionals. Reasonable costs arising from or in connection with such consultation are borne by Sinopec Corp. The Audit Committee appoints consultants to provide suggestions to the committee. The working expenses of the committee are included in the budget of Sinopec Corp.. Meanwhile, according to the policies of Sinopec Corp., the senior management and relevant departments of the company shall actively cooperate with the Audit Committee.

e.In the absence of the management, the Audit Committee held meetings with auditors twice to discuss the auditing of financial reports and the auditing fee in the year. The Audit Committee has considered the adequacy of the resources in accounting and financial reporting and the experience of the employees as well as the sufficiency of the training courses provided to employees and the relevant budget. The Audit Committee holds the view that the management of Sinopec Corp. has performed its duties and established an effective internal control system during the reporting period. Sinopec Corp. established report and complaint system, setting online report, letter report, appeal reception and complaint mail box for the employees to report and complain the behaviors violating internal control system. The Audit Committee has reviewed and approved the system.

DDelegation of power by the Board
a.The Board, the management and each Board committees have clear terms of reference. The Articles of Association and the Rules of Procedures for the General Meetings of Shareholders and the Rules and Procedures for the Meetings of Board of Directors set forth the clear scope of duties, authorities and delegation of power of the Board and the management, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

b.In addition to the Audit Committee and Remuneration and Appraisal Committee, the Board of Directors also established the Strategy Committee and Social Responsibility Management Committee. The Strategy Committee consists of 8 directors, including vice Chairman and President Mr. Wang Tianpu who serves as the chairman and independent non-executive director Mr. Ma Weihua who serves as the vice chairman, as well as four executive directors and 2 independent non-executive directors who serve as members. The Strategy committee is responsible for working over long-term development strategies and significant investment decisions of the company. The Social Responsibility Management Committee consists of 4 directors, including Board Chairman Mr. Fu Chengyu who serves as the chairman, the vice Chairman and President Mr. Wang Tianpu and 2 independent non-executive director who serves as the vice chairman. The Social Responsibility Management Committee is responsible for preparing policies, governance, strategies and plans on social responsibility management of Sinopec Corp..

c.Each Board committee has clear terms of reference. According to the rules of the Board committees, such committees are required to report their decisions or recommendations to the Board.

ECommunication with Shareholders
a.Sinopec Corp. pays high attention to communication with shareholders. The Chairman, President and Chief Financial Officer (“CFO”) lead a road show for investors every year to introduce the issues which investors concerned, such as development strategies and production and business performance of the Company. Sinopec Corp. set up a department which is responsible for communicating with investors, and in compliance with regulatory provisions, it enhanced the communication with investors by way of holding meetings with institutional investors, inviting investors to conduct site visit and setting up investor hotline etc.

b.During the reporting period, a separate resolution has always been proposed for each substantially separate issue at the general meetings. All resolutions were voted by poll to safeguard the interests of all shareholders. A meeting notice was delivered to each shareholder 45 days in advance (exclusive of the day of the meeting) prior to the general meeting of shareholders.

c.The Board Chairman hosted the annual general meeting as the chairman of such meeting, and arranged the members of the Board and senior management to attend the general meeting of shareholders and answer the questions raised by shareholders.

d.During the reporting period, Sinopec Corp. revised the Articles of Association twice, including the company’s scope of business and share capital structure and dividend policy.

FCompany secretary
a.Relevant qualifications of the secretary of the Board are recognized by the Hong Kong Stock Exchange as the company secretary, and the secretary nominated by the Board Chairman and appointed by the Board of Directors. He is the senior management officer who reports to Sinopec Corp. and the Board of Directors. The secretary gives opinions on corporate governance to the Board of Directors and arranges for orientation trainings and professional development of the Directors.

b.The secretary of the Board actively participated in career development trainings, with training hours of more than 15 hours during the reporting period.

GShareholders’ rights
a.Shareholders who individually or collectively hold 10% of the total voting shares issued by Sinopec Corp. may request in writing the Board of Directors to convene the general meeting of the shareholders. If the Board of Directors fails to grant the request to call the meeting according to the Rules of Procedures for Board of Directors’ Meetings, shareholders may call and hold the meeting at their discretion according to laws and reasonable expenses arising therefrom are to be borne by Sinopec Corp.. The foresaid provisions are subject to the following conditions: the proposals proposed at the general meeting of shareholders shall fall within the terms of reference of the general meeting of shareholders, with specified proposals and resolutions, and in compliance with relevant laws, administrative regulations and Articles of Association.

b.When Sinopec Corp. holds the general meeting of shareholders, shareholders who individually or collectively hold 3% of the total voting shares issued by Sinopec Corp. may propose a temporary proposal 10 days before the date of the meeting.

c.The eligibility for attending the general meeting, the shareholders’ rights, the meeting agenda and the voting procedures are clearly stated in the notice to all shareholders of Sinopec Corp..

d.According to Sinopec Corp.’s rules, the Board secretary is responsible for establishing the effective communication channel between the Company and the shareholders, setting up special departments to communicate with the shareholders and timely passing the opinions and proposals of the shareholders to the Board of Directors and the management. Sinopec Corp.’s contact details can be found in the “Presentation” section under the “Investor Center” sector on the website of Sinopec Corp..

(2)Auditors
At the annual general meeting of shareholder for the year 2011 held on 11 May 2012, KPMG Huazhen (as stipulated in the “Notice on the “Sino-foreign Joint Venture Accounting Firms Localisation Conversion Programme” (Caikuai [2012] No. 8), KPMG Huazhen completed a conversion and KPMG Huazhen’s full name has been changed to “KPMG Huazhen (Special General Partnership)” since 1 August 2012.) and KPMG were re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2012 respectively, and the Board of Directors was authorized to determine their remunerations. As approved at the 6th Meeting of the Fifth Session of the Board of Directors of Sinopec Corp., the audit fee for 2012 was HK$66 million. The financial statements for the year 2012 have been audited by KPMG Huazhen (Special General Partnership) and KPMG. The signing certified public accountants of KPMG Huazhen (Special General Partnership) are Zhang Jingjing and Huang Jingwei.

During the reporting period, neither KPMG Huazhen (Special General Partnership) nor KPMG provided any non-audit service to Sinopec Corp..

As KPMG Huazhen (Special General Partnership) and KPMG have provided audit services to Sinopec Corp. for over 10 years, according to the PRC domestic regulation, Sinopec Corp. needs to change its external auditors for the year 2013. Sinopec Corp. therefore proposed to respectively appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers (PwC) as the external auditors of Sinopec Corp. for the year 2013 at the 6th Meeting of the Fifth Session of the Board of Directors of Sinopec Corp.. Such proposal will be submitted to the 2012 annual general meeting of the shareholders for Shareholders’ consideration and approval.

(3)Other information about Sinopec Corp.’s corporate governance
Except their working relationships with Sinopec Corp., none of the directors, supervisors or other senior management has any financial, business or family relationships or any relationships in other material aspects with each other. For information regarding changes in share capital and shareholdings of substantial shareholders, please refer to page 6 to page 7; for information regarding meetings of Board of Directors, please refer to page 43; for information regarding equity interests of directors, supervisors and other senior management, please refer to page 41; for information regarding resume and annual remuneration of directors, supervisors and other senior management, please refer to page 57 to page 69.

8COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
For details, please refer to the content on the website of Sinopec Corp. at http://english.sinopec.com/investor_center/corporate_governance/fact-sheet/20120315/download/2012031503.pdf

REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. is pleased to present the report for the year ended 31 December, 2012 for shareholders’ review.

1    MEETINGS OF THE BOARD OF DIRECTORS
During this reporting period, Sinopec Corp. held six (6) Board meetings. The details are as follows:

(1)   The 18th meeting of the Fourth Session of the Board of Directors was held in the headquarters of Sinopec Corp. on 23 March, 2012, whereby the matters such as the Company’s annual results of 2011, the nomination of the candidates of directors and supervisors, the amendment of the Articles of Association of Sinopec Corp., the sustainable development report and the internal control self-assessment report were considered and relevant resolutions were approved in this meeting.

(2)   The 19th meeting of the Fourth Session of the Board of Directors was held by way of written resolution on 26 April, 2012, whereby the first quarterly results of the year 2012 were considered and relevant resolutions were approved in this meeting.

(3)   The 1st meeting of the Fifth Session of the Board of Directors was held in the headquarters of Sinopec Corp. on 11 May, 2012. At this meeting, Mr. Fu Chengyu was elected as the Chairman of the Fifth session of the Board of directors, Mr. Wang Tianpu and Mr. Zhang Yaocang were elected as the vice Chairman; the composition of the three special committees including the Strategy, Audit, Remuneration and Appraisal departments of the Board of Directors were changed; the social responsibility management committee was established; and some senior management officers were appointed.

(4)   The 2nd meeting of the Fifth Session of the Board of Directors was held in the headquarters of Sinopec Corp. on 24 August, 2012, whereby the matters such as the Company’s interim results of the year 2012, the adjustment of the Company’s continuing connected transaction for 2013 to 2015, the dividend policy in the Articles of Association, and the proposal of Guangdong petrochemical integration project were considered and were approved in this meeting.

(5)   The 3rd meeting of the Fifth Session of the Board of Directors was held by way of written resolution on 11 October, 2012, whereby the proposal regarding extending of the expiration date of general meeting of shareholders’ resolution on the issuance of convertible bonds of Sinopec. Corp. of A shares were considered and approved in this meeting.

(6)   The 4th meeting of the Fifth Session of the Board of Directors was held by way of written resolution on 26 October, 2012, whereby the third quarterly results of the year 2012 and the proposal regarding the amendments to the “Information Disclosure System for China Petroleum & Chemical Corporation” were considered and approved in this meeting.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp..

2   IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE SHAREHOLDERS’ MEETINGS BY THE BOARD OF DIRECTORS
During this reporting period, in accordance with relevant laws and regulations as well as the Articles of Association, all members of the Board of Directors of Sinopec Corp. diligently implemented the resolutions approved at the shareholders’ meetings, and have completed the various tasks delegated to them at the shareholders’ meetings.

3   ATTENDANCE TO THE BOARD MEETINGS
(1)    Statistics of the attendance and training of meetings of the Fifth Session of the Board of Directors and General Meeting of Shareholders

			Attendance		Attendance conditions of	Hours of
Name	Board meetings (times)		by proxy (times)	Attendance rate	the extraordinary general meeting of shareholders in 2012	attendance of training
	Site meetings	Written resolution

Fu Chengyu	2	2	0	100%	Attendance	18 hours
Wang Tianpu	2	2	0	100%	Attendance	18 hours
Zhang Yaocang	2	2	0	100%	Attendance	18 hours
Zhang Jianhua	1	2	1	75%	Attendance	18 hours
Wang Zhigang	2	2	0	100%	Attendance	18 hours
Cai Xiyou	2	2	0	100%	Attendance	24 hours
Cao Yaofeng	2	2	0	100%	Non-attendance due to other business duties	16 hours
Li Chunguang	2	2	0	100%	Non-attendance due to other business duties	16 hours
Dai Houliang	2	2	0	100%	Attendance	16 hours
Liu Yun	1	2	1	75%	Non-attendance due to other business duties	16 hours
Chen Xiaojin	2	2	0	100%	Non-attendance due to other business duties	11.5 hours
Ma Weihua	1	2	1	75%	Non-attendance due to other business duties	11.5 hours
Jiang Xiaoming	2	2	0	100%	Non-attendance due to other business duties	17.5 hours
Andrew Y.Yan	2	2	0	100%	Non-attendance due to other business duties	30 hours
Bao Guoming	2	2	0	100%	Attendance	16.5 hours

(2)   Statistics of the attendance of the meetings of the Fourth Session of the Board of Directors and General Meeting of Shareholders

			Attendance		Attendance conditions of
Name	Board meetings(times)		by proxy (times)	Attendance rate	the general meeting of shareholders in 2011
	Site meetings	Written resolution

Fu Chengyu	1	1	0	100%	Attendance
Wang Tianpu	1	1	0	100%	Attendance
Zhang Yaocang	1	1	0	100%	Attendance
Zhang Jianhua	1	1	0	100%	Attendance
Wang Zhigang	1	1	0	100%	Attendance
Cai Xiyou	1	1	0	100%	Non-attendance due to other business duties
Cao Yaofeng	1	1	0	100%	Attendance
Li Chunguang	0	1	1	50%	Non-attendance due to other business duties
Dai Houliang	1	1	0	100%	Attendance
Liu Yun	1	1	0	100%	Non-attendance due to other business duties
Li Deshui	0	1	1	50%	Non-attendance due to other business duties
Xie Zhongyu	1	1	0	100%	Non-attendance due to other business duties
Chen Xiaojin	1	1	0	100%	Non-attendance due to other business duties
Ma Weihua	1	1	0	100%	Non-attendance due to other business duties
Wu Xiaogen	0	1	1	50%	Non-attendance due to other business duties

No directors were continuously absent from the meeting of the Board of Directors for two successive sessions.

4  MEETINGS HELD BY THE SPECIAL COMMITTEES OF THE BOARD
During this reporting period, the Audit Committee held five (5) meetings, and the Remuneration and Appraisal Committee held one (1) meeting. All members of each committee had attended the meetings. Details of those meetings are as follows:

(1)  Meetings held by the Audit Committee
a.  The 11th meeting of the Fourth Session of the Audit Committee was held by way of written resolution on 20 January, 2012, whereby the work summary on the implementation of internal control standards of Sinopec Corp. was reviewed and a review opinion was issued.

b.  The 12th meeting of the Fourth Session of the Audit Committee was held in Beijing, China on 21 March, 2012, whereby the explanation for the business performance and financial situations of Sinopec Corp. in 2011, the financial reports of 2011, the “Internal Control Self-Assessment Report”, the annual auditing fee for 2011, the proposal on the engagement of domestic and overseas auditors for 2012, the reports on auditing work for 2011 and plan of Auditing Work for 2012, the terms of reference of Audit Committee of the Board of Directors(revision draft) were reviewed, and the reports on reviewing of the Financial Statements by the domestic and overseas accounting firms for 2011 were heard in this meeting. And a reviewing opinion was issued.

c.  The 13th meeting of the Fourth Session of the Audit Committee was held by way of written resolution on 25 April, 2012, whereby the “First Quarterly Report of the year 2012” was reviewed and a review opinion was issued.

d.  The 1st meeting of the Fifth Session of the Audit Committee was held in Beijing on 22 August, 2012, whereby the explanation for the business performance and financial situations of Sinopec Corp. for the first half of 2012, financial report for the first half of 2012, the reports on auditing work for the first half of 2012 and plan of auditing work for the second half of 2012, the resolution on the adjustment of continuing connected transactions from 2013 to 2015 was reviewed; and the details in reviewing the financial statements by domestic and overseas accounting firms for the first half of 2012 were reported. And a review opinion was issued.

e.  The 2nd meeting of the Fifth Session of the Audit Committee was held by way of written resolution on 24 October, 2012, whereby “the Third Quarterly Report of 2012” was reviewed and a review opinion was issued.

(2)  Meeting by the Remuneration and Appraisal Committee
The 3rd meeting of the Fourth Session of the Remuneration and Appraisal Committee was held in Beijing, China on 21 March, 2012, whereby the reports on implementation of the rules of the remuneration of directors, supervisors and other senior management for 2011, the remuneration of the Fifth Session of directors and supervisors, and the terms of reference of remuneration and appraisal committee of board of directors (revised draft) were reviewed, and a review opinion was issued.

5  PERFORMANCE
The financial results for the Company of the year ended on 31 December 2012, which is prepared in accordance with IFRS and its financial position as at that date and the accompanying analysis are set out from page 134 to page 190 in this annual report.

6  DIVIDEND
During this report period, the company revised the Articles of Association of Sinopec Corp., and further clarified the profit distribution policy of the company.

The profit distribution policy of Sinopec Corp. maintains continuity and stability, and moreover gives consideration to the long-term interests of the Company, overall interests of all the shareholders and the sustainable development of the Company. The Company will have priority to adopt cash dividends for profit distribution, and can perform the interim profit distribution. When Sinopec Corp. achieved the retained profits of parent company and the accumulated undistributed profits of the Company were positive in current year, and in the event that the cash flow of the Company can satisfy the normal operation and sustainable development, the Company should adopt cash dividends, and the distribution profits in cash every year are no less than 30% of the net profits of parent company in current year.

The profit distribution plan of Sinopec Corp in current year will be carried out in accordance with the policy and procedures stipulated as per the Articles of Association of Sinopec Corp., whereby the advices of minority shareholders must be heard, and the independent directors will issue independent opinions.

Proposals for dividend distribution
At the 6th meeting of the Fifth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final cash dividend of RMB 0.20 per share (tax included) with an interim distributed dividend of RMB 0.10 per share (tax included), the total dividend for the whole year is RMB 0.30 per share (tax included); and based on the total equity on relevant record date, issue 2 bonus shares converted from retained earnings and 1 bonus share converted from capital reserve for every 10 existing shares held by the shareholders on relevant record date. The distribution proposal will be implemented upon the approval by the shareholders at the annual general meeting for 2012. The details of the proposals for dividend distribution will be set out in the circular in relation to the Proposed Cash Dividend and the Proposed Bonus Issue of Shares to be published in due course.

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the Cash Dividends and Bonus Shares issued by way of capitalization of the undistributed profits of the Company for the year 2012 to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the Record Date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the Cash Dividends and Bonus Shares issued by way of capitalization of the undistributed profits of the Company for the year 2012 to them with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. within the timeline set out below. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

In accordance with relevant tax law and requirements of the PRC, the Company will not deduct or withhold any income tax in respect of the Bonus Shares to all Shareholders held by way of capitalization of the capital reserve of the Company to share capital.

The dividend distribution or capital reserves capitalization and profit sharing declared by Sinopec Corp. in the last three years are as follows:

	Year 2011	Year 2010	Year 2009

Cash dividends (RMB/share)	0.30	0.21	0.18
Total amount of cash dividends(hundred million, including taxes)	260.34	182.07	156.06
Net profits attributed to the shareholders of the listed company shown
in the consolidated statement for the dividend year (hundred million).	716.97	707.13	626.77
Ratio between the dividends and the net profit attributed to the shareholders
of the listed company in the consolidated statement (%)	36.32	25.75	24.90
Number of bonus shares per share (share)	0	0	0
Capitalization per 10 shares (share)	0	0	0

The aggregate cash dividend declared by Sinopec Corp. during three years from 2009 to 2011 is RMB 0.69 per share, and the dividend from 2009 to 2011 as a percentage of average net profits in the three years is 87.54%. It fulfilled the refinancing conditions in the domestic securities market provided by the “Decisions on Modifying Provisions Concerning Cash Dividends of Listed Companies” issued by CSRC.

7  RESPONSIBILITIES FOR THE COMPANY’S INTERNAL CONTROL
The Board of Directors of Sinopec Corp. are fully responsible for establishing and maintaining the internal control system related to the financial reporting as well as ensuring its effective implementation. In 2012, the Board assessed the internal control of Sinopec Corp. according to the “Basic Standard for Enterprise Internal Control”, “Application Guidelines for Enterprise Internal Control” and “Estimation Guidelines for Enterprise Internal Control”. There were no significant defects as of 31 December, 2012. Therefore the internal control system of Sinopec Corp. related to the financial reporting is sound and effective.

The “2012 Annual Internal Control Assessment Report of Sinopec Corp.” was reviewed and approved on the 6th meeting of the Fifth Session of the Board of Directors on 22 March, 2013 , and all members of the Board ensured that the contents of the report are authentic, accurate and complete, and without any misrepresentation, misleading statements or material omissions.

8  MAJOR SUPPLIERS AND CUSTOMERS
During this reporting period, the total purchases from the top five crude oil suppliers of Sinopec Corp. accounted for 42.3 %of the total purchases of crude oil by Sinopec Corp., of which the purchases from the largest supplier accounted for 23.9% of the total purchases of crude oil by Sinopec Corp..

The total sales to the five largest customers of Sinopec Corp. accounted for 10 % of the total sales of Sinopec Corp., of which sales to the largest customer accounted for 4% of the total sales.

During this reporting period, other than the connected transactions with the controlling shareholder – China Petrochemical Corporation and its subsidiaries, as disclosed in the Section headed “Connected Transaction” of this annual report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding 5% or more of the share capital of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

9  BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2012 are set out in note 29 to the financial statements prepared in accordance with IFRS in this annual report.

10  FIXED ASSETS
During this reporting period, changes to the in fixed assets of Sinopec Corp. are set out in note 17 to the financial statements prepared in accordance with IFRS in this annual report.

11  RESERVES
During this reporting period, the changes to the reserves of Sinopec Corp. are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

12  DONATIONS
During this reporting period, the amount of charity donations made by Sinopec Corp. amounted to RMB 79 million.

13  PRE-EMPTIVE RIGHTS
Pursuant to the Articles of Association and the laws of the PRC, the shareholders of Sinopec Corp. are not entitled to any pre-emptive rights, therefore the existing shareholders cannot request Sinopec Corp. for the right of first refusal in proportion to their shareholdings.

14  REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

15  CORE COMPETITIVENESS ANALYSIS
Sinopec Corp. is a large scale vertically integrated energy & petro-chemical company with upstream, mid stream and downstream operations. The Company ranks first among all enterprises in China in terms of revenue; It is the second largest supplier of oil and gas in China; In respect of refining capacity, it ranks first in China and second globally; Equipped with a well developed refined oils products sales network, Sinopec Corp. is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China and the 4th in the world, and has a well established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap potentials in attaining an efficient and comprehensive utilization of its resources, and endowed the Company strong resistance against risks, as well as remarkable capabilities in delivering stable profitability.

The Company enjoys a favorable location which is close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products by the Company has been increasing steadily over the years; through continuous and specialized marketing efforts, its capability in international operations and market expansion has been further enhanced.

Sinopec Corp. owns a team of professionals and expertise engaged in the production of oil & gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable cost advantage in its downstream businesses.

The Company has formulated a well established technology system and mechanism, and owns competent teams specialized in technology covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil & gas, refining, chemicals and commonly applied technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities as an enterprise, and carries out the green & low carbon development strategy to pursue a sustainable pattern of development. Moreover, Sinopec Corp. enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

16  RISK FACTORS
In the course of its production and operations, Sinopec Corp. will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s economic situation as well as global economic situation. Although the various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower economic growth, European debt crisis and other factors, the timing of economic recovery still remains uncertain. The business of the Company may be adversely affected by such factors as the impact on export due to trade protectionism of some countries, impact on import which is likely caused by regional trade agreements and etc..
Risks with regard to the cyclical effects from the industry: The majority of the operational income of the Company comes from the sales of refined oil products and petrochemical products, and part of the business and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with the integration of upstream, midstream and downstream businesses, it can only counteract the adverse influences of periodicity of the industry to some extent.

Risks from the macroeconomic policies and government regulation: Although the government of China is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing crude oil and natural gas production license, setting the upper limit for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards; meanwhile, the changes in macroeconomic and industry policies such as: further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax. Such regulations may have material effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste water, gases and solids. But the Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. And the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. For this reason, the Company may increase more expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquiring activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources though further exploration and development or acquisition, the oil and natural gas reserves and production of the Company will decline over time which will adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as need by the Company is satisfied through the external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the crude oil prices are subject to a significant fluctuation. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and disruption of supply of crude oil.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company always pay great emphasis on the safety of production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, some certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of RMB. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil.

By order of the Board
Fu Chengyu
Chairman, Board of Directors

Beijing, China, 22 March 2013

REPORT OF THE BOARD OF SUPERVISORS

Mr. Xu Bin, Chairman of the Board of Supervisors

Dear shareholders:

The Board of Supervisors and each supervisor of Sinopec Corp. diligently perform the supervision responsibilities, actively attend the meetings held by the Board of Directors and shareholders’ meetings to participate in the process supervision, carefully review each significant decision made with regard to issues including production operations, financial management, connected transactions, capital operation, major guarantees and dividend distribution, and safeguard the interests of shareholders and the Company in accordance with the “Company Law of the People’s Republic of China” and “the Articles of Association” of Sinopec Corp..

During this reporting period, the Board of Supervisors held five meetings in total, and mainly reviewed the financial reports of Sinopec Corp., self-assessment report of internal control and sustainable development report, etc.

On 23 March 2012, the 12th meeting of the Fourth session of the Board of Supervisors was held, and the “Annual Financial Statements of Sinopec Corp. for 2011”, “Annual Report of Sinopec Corp. for 2011”, “Annual Sustainable Development Report of Sinopec Corp. for 2011”, “Self-Assessment Report of Internal Control of Sinopec Corp. for 2011”, “Special Report on the Storage and Actual Use of Company-raising Funds” and “Report on the Work of Board of Supervisors of Sinopec Corp. for 2011” were discussed and passed at the meeting.

On 26 April 2012, the 13th meeting of the Fourth session of the Board of Supervisors was held, and the “First Quarterly Report of Sinopec Corp. for 2012” was discussed and passed at the meeting.

On 11 May 2012, the 1st meeting of the Fifth session of the Board of Supervisors was held, and the chairman of the Board of Supervisors was elected by votes.

On 24 August 2012, the 2nd meeting of the Fifth session of the Board of Supervisors was held, and the “Interim Financial Statements of Sinopec Corp. for 2012” and “the Interim Report of Sinopec Corp. for 2012” were discussed and passed at the meeting .

On 26 October 2012, the 3rd meeting of the Fifth session of the Board of Supervisors was held, and the “Third Quarterly Report of Sinopec Corp. for 2012” was discussed and passed.

During this reporting period, the Board of supervisors organized supervisors to visit and inspect Sinopec Pipeline Storage and Transportation Company for better understanding of the operations. All supervisors attended professional trainings organized by CSRC so as to further improve their capabilities in performing supervisory duties.

Through the supervision process on significant decision-makings and routine supervision on the operations, the Board of Supervisors held the following opinions: Facing the complex domestic and international market environment in 2012, Sinopec had realized a steady increase in productions and obtained a better operation result by early planning, actively, responding and greatly focusing on the improvement of the Company, deepening the reform, tapping the potential synergies, actively expanding the resources and markets, and optimizing the operation, so the Board of supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board of Directors diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made scientific decisions on major issues concerning production and operation, reforms and development, etc.; and the senior management diligently implemented the resolutions made by the Board of Directors; optimized the internal control, reinforced precision management, strived to lower the costs and enhance efficiency, strengthened the technological innovation; paid more attention to risk prevention and control, put emphasis on safety and environmental protection and energy saving and emission reduction. As a result, all work received remarkable effects. The Board of Supervisors did not discover any behaviors of any directors or senior management which constituted violations of laws, regulations, the Articles of Association, or were detrimental to the interests of Sinopec Corp. or the shareholders.

Secondly, the reports prepared by the Company in 2012 conformed with the relevant regulation of domestic and overseas securities regulators, and the annual financial statement issued by the Company, was prepared in accordance with ASBE and IFRS respectively, truly and fairly reflected the Company’s financial status and operational performance.

Thirdly, all connected transactions between Sinopec Corp. and China Petrochemical Corporation were in compliance with the relevant rules and regulations of listed places. All the connected transactions were conducted on the basis of fair and reasonable price and in line with the principle of “fairness, justice and openness”. Nothing in these transactions was found to be detrimental to the interests of Sinopec Corp. or the non-connected shareholders.

Fourthly, the Board of Supervisors reviewed the Company’s Report on Internal Control and Self-Assessment and came to a conclusion that such report was objective, comprehensive and accurate.

Fifthly, the Company strictly implemented relevant fund-raising regulations. The actual utilization of fund-raising conformed to the disclosures.

Sixthly, the Company timely disclosed the material information according to the regulations of securities supervisory authorities, and the information disclosed was authentic, accurate and complete.

In May last year, this session of the Board of Supervisors began to perform duties. New sessions of the Board of Supervisors will follow the principle of integrity, perform the duties of supervision, actively participate in the process supervision of significant decision-makings, increase the strength of inspection and supervision and protect Company benefit and shareholders’ equity.

Xu Bin
Chairman, Board of Supervisors

Beijing, China, 22 March 2013

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1  Introduction of Directors, Supervisors and Other Senior Management

(1)    Directors

Fu Chengyu, aged 61, Chairman of Board of Directors of Sinopec Corp., President and Secretary of Communist Party of China (CPC) Leading Group of China Petrochemical Corporation. Mr. Fu is a professor level senior engineer and obtained a master’s degree. In 1983, he successively served as Chairman of the Joint Management Committee of the joint venture projects established between China National Offshore Oil Corporation (CNOOC) and foreign oil giants such as Amoco, Chevron, Texaco, Phillips, Shell and Agip, etc; from 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Nanhai East Corporation; in December 1995, he served as vice president of USA Phillips International Petroleum Company (Asia), and concurrently as General Manager of the Xijiang Development Project; in April 1999, he was appointed as General Manager of China National Offshore Oil Nanhai East Corporation; in September 1999, he was appointed as Executive Director, Executive Vice President and Chief Operating Officer of China National Offshore Oil Co., Ltd; in October 2000, he was appointed as Deputy General Manager of CNOOC; in December 2000, he concurrently served as President of China National Offshore Oil Co., Ltd; in August 2002, he served as Chairman and CEO of China Oilfield Services Co., Ltd., a subsidiary of CNOOC; in October 2003, he served as General Manager of CNOOC, and concurrently as Chairman and CEO of China National Offshore Oil Co., Ltd; in September 2010, Mr. Fu resigned the post of CEO of China National Offshore Oil Co., Ltd and continued to serve as Chairman; in April 2011, he served as Chairman and Secretary of CPC Leading Group of China Petrochemical Corporation; in May 2011, he was appointed as Chairman of Board of Directors of Sinopec Corp.

Wang Tianpu, aged 50, Vice Chairman of Board of Directors and President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a PhD degree. In March 1999, he was appointed as Vice President of Qilu Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Qilu Company; in September 2000, he was appointed as President of Sinopec Qilu Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as President of Sinopec Corp.; in May 2009, he was elected as Vice Chairman of Board of Directors and President of Sinopec Corp. in August 2011, he was elected as Board Director and President of China Petrochemical Corp.

Zhang Yaocang, aged 59, Vice Chairman of the Board of Directors of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Zhang is a professor level senior engineer with a graduate degree from graduate school. In November 1990, he was appointed as Deputy Director General of Bureau of Petroleum Geology and Marine Geology, Ministry of Geology and Mineral Resources (MGMR); in February 1994, he was appointed as Secretary of CPC Committee and Deputy Director General of Bureau of Petroleum Geology and Marine Geology, MGMR; in June 1997, he was appointed as Deputy Secretary of CPC Leading Group and Executive Vice President of Sinopec Star Petroleum Co. Ltd; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently as President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was appointed concurrently as Secretary of CPC Committee of Sinopec Star Petroleum Co. Ltd; in July 2001, he was appointed as Vice President of China Petrochemical Corporation; in December 2003, he was appointed concurrently as Chairman of Sinopec International Petroleum Service Corporation; in January 2007, he was appointed concurrently as Chairman. Chairman of Sinopec International Petroleum Exploration and Production Corporation; in May 2009, he was elected as Vice Chairman of the Board of Directors of Sinopec Corp.

Zhang Jianhua, aged 48, Board Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior engineer with a PhD degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company, China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in june 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd.

Wang Zhigang, aged 55, Board Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a PhD Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporally as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed as Director General of Oilfield Exploration and Development Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production corporation.

Cai Xiyou, aged 51, Board Director and Senior Vice President of Sinopec Corp. Mr. Cai is a professor level senior economist and with a master degree. In June 1995, he was appointed as Vice President of Jingzhou Petrochemical Corporation of the former China Petrochemical Corporation; in May 1996, he was appointed as Vice President of Dalian West Pacific Petrochemical Corporation; in December 1998, he was appointed as Vice President of Sinopec Sales Co., Ltd.; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Co., Ltd.; in December 2001, he served as Board Director and President of China International United Petroleum & Chemicals Co., Ltd. (UNIPEC); in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in June 2012, he was appointed concurrently as Chairman of Sinopec Refining & Chemical Engineering (Group) Co., Ltd.

Cao Yaofeng, aged 59, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Cao is a professor level senior engineer with a master degree. In April 1997, he was appointed as Deputy Director General of Shengli Petroleum Administration Bureau; in May 2000, he served as concurrently as Vice Chairman of Board of Directors of Sinopec Shengli Oilfield Co., Ltd.; in December 2001, he served as Board Director and President of Sinopec Shengli Oilfield Co., Ltd.; in December 2002, he served as Director Genaral of Shengli Petroleum Administration Bureau of China Petrochemical Corporation and Chairman of Board of Directors of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he served as Employee Representative Board Director of Sinopec Corp.; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.; in June 2012, he was appointed concurrently as Chairman of Sinopec Oilfield Service Corporation.

Li Chunguang, aged 57, Board Director of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Li is a professor level senior engineer and with a university diploma. In August 1991, he was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.

Dai Houliang, aged 49, Board Director and Senior Vice President of Sinopec Corp. Mr. Dai is a professor level senior engineer with a PhD degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.; in February 2012, he was appointed concurrently as Chairman of Sinopec Xinjiang Energy & Chemical Co., Ltd.; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.

Liu Yun, aged 56, Board Director of Sinopec Corp., Chief Accountant of China Petrochemical Corporation. Mr. Liu is a senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Financial Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Financial Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Financial Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.; and in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.

Chen Xiaojin, aged 68, Independent Non-executive Director of Sinopec Corp. Mr. Chen is a senior engineer (research fellow level) with a university diploma. In December 1982, he was appointed as President of Tianjin Ship Industry Corporation; in January 1985, he was appointed successively as Vice President and President of CNOOC Platform Corporation; in February 1987, he was appointed successively as Director General of Operation Department, Director General of Foreign Affairs Bureau, Director General of International Affairs Department in China State Shipbuilding Corporation and Deputy President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was appointed concurrently as President of China State Shipbuilding Trading Company; in October 1996, he was elected as concurrently as Chairman of Board of Directors of China State Shipbuilding Trading Company; from June 1999 to July 2008, he served as President and Secretary of CPC Leading Group of China State Shipbuilding Corporation; in May 2009, he was elected as Independent Non-executive Director of Sinopec Corp.

Ma Weihua, aged 64, Independent Non-executive Director of Sinopec Corp. Mr. Ma is a senior economist with a PhD degree. Mr. Ma is the Director, Governor and Secretary of the CPC Committee of China Merchants Bank, Chairman of the Board of Director of CIGNA-CMC, China Merchants Fund Management Co., Ltd and Wing Lung Bank Ltd., Independent Non-executive Director of Winox Holdings Ltd. and Independent Director of the Guotai Junan Securities Co., Ltd. (GTJA). In May 1988, he was appointed as the Deputy Director of the General Affairs Office of the People’s Bank of China (“PBOC”); in March 1990, he was appointed as the Deputy Director of Fund Planning Department of PBOC; in October 1992, he was appointed as the branch President and Secretary of the CPC Leading Group of the Hainan Branch of PBOC; in January 1999, he was appointed as the Director, Governor and Secretary of the CPC Committee of China Merchants Bank; and in May 2010, he was elected as Independent Non-executive Director of Sinopec Corp.

Jiang Xiaoming, aged 59, Independent Non-executive Director of Sinopec Corp.. Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, President of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International and SPG Land (Holdings) Ltd., Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers property (China) Co., Ltd.; and he has previously acted as the Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and an Independent Director of China Oilfield Services Co., Ltd.. From May 2012 to the present, he has acted as an Independent Non-executive Director of Sinopec Corp..

Andrew Y. Yan, aged 55, Independent Non-executive Director of Sinopec Corp.. Mr. Yan is the founding Managing Partner of SAIF Partners and has a master degree. Presently, he acts as the Chairman and Independent Non-executive Director of NVC Lighting Holding Limited; the Independent Non-executive Director of China Resources Land Limited, China Mengniu Dairy Co. and Fosun International Ltd., the Independent Executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited, Mobi Development Co., Ltd. and Guodian Technology & Environment Group Corporation Limited; the Independent Director of the Giant Network Co. Ltd.; and the Director of Acorn International Co., Ltd., ATA Co., Ltd., and Eternal Asia Supply Chain Management Ltd. Between 1989 and 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 – 2001, he acted as the Director, General Manager and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as an Independent Non-executive Director of Sinopec Corp..

Bao Guoming, aged 61, Independent Non-executive Director of Sinopec Corp. Madam Bao is a Professor and the international registered internal auditor with a master degree. Since December of 1992, she acted as the associate professor of Accounting Dept. of International Business School of Nankai University, and since December of 1995, as a Professor of Accounting Dept. of International Business School of Nankai University; since November of 1997, as the Vice Director of Accounting Dept. of International Business School of Nankai University; since April of 1999, as the Vice Director of the Audit Cadre Training Center of National Audit Office; Since February of 2003, as the Director of the Audit Cadre Training Center of National Audit Office; since July of 2004, as the Director of the Administrative Audit Department of National Audit Office; since February of 2010, as the Director-Level Auditor of the Laws and Regulations Department of National Audit Office; since July of 2010, as the Vice-Chairman and Secretary General of China Internal Audit Association; and since May of 2011, as the External Supervisor of Bank of China. From May 2012 to the present, she has acted as an Independent Non-executive Director of Sinopec Corp.. Madam Bao is an expert who enjoys the State Council Special Allowance.

The Members of the Fourth Session of the Board of Directors

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2012 (RMB 10,000, before tax)	Remuneration paid by the holding Company in 2012 (RMB 10,000, before tax)	Shares held at Sinopec Corp (as at 31 December)
							2012	2011
Fu Chengyu	Male	61	Chairman	2012.05-2015.05	—	86.27Note	0	0
Wang Tianpu	Male	50	Vice Chairman, President	2012.05-2015.05	103.44	—	0	0
Zhang Yaocang	Male	59	Vice Chairman	2012.05-2015.05	—	97.54	0	0
Zhang Jianhua	Male	48	Board Director, Senior Vice President	2012.05-2015.05	97.54	—	0	0
Wang Zhigang	Male	55	Board Director, Senior Vice President	2012.05-2015.05	97.54	—	0	0
Cai Xiyou	Male	51	Board Director, Senior Vice President	2012.05-2015.05	97.54	—	0	0
Cao Yaofeng	Male	59	Board Director	2012.05-2015.05	—	97.54	0	0
Li Chunguang	Male	57	Board Director	2012.05-2015.05	—	97.54	0	0
Dai Houliang	Male	49	Board Director, Senior Vice President	2012.05-2015.05	97.54	—	0	0
Liu Yun	Male	56	Board Director	2012.05-2015.05	—	97.54	0	0
Chen Xiaojin	Male	68	Independent Non - Executive Director	2012.05-2015.05	30	—	0	0
Ma Weihua	Male	64	Independent Non - Executive Director	2012.05-2015.05	30	—	0	0
Jiang Xiaoming	Male	59	Independent Non - Executive Director	2012.05-2015.05	20	—	0	0
Andrew Y. Yan	Male	55	Independent Non - Executive Director	2012.05-2015.05	20	—	0	0
Bao Guoming	Female	61	Independent Non - Executive Director	2012.05-2015.05	20	—	0	0

Note: Mr. Fu Chengyu took the position as the chairman of China Petrochemical Corporation in April 2011. The remuneration for Mr. Fu includes his base salary for 2012 and the bonus for performance for 2011 which was paid in 2012.

Retired Board of Directors During the Reporting Period

Name	Gender	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2012 (RMB 10,000, before tax)	Remuneration paid by the holding Company in 2012 (RMB 10,000, before tax)	Shares held at Sinopec Corp (as at 31 December)
						2012	2011
Li Deshui	Male	Independent Non - Executive Director	2009.05-2012.05	10	—	0	0
Xie Zhongyu	Male	Independent Non - Executive Director	2009.05-2012.05	10	—	0	0
Wu Xiaogen	Male	Independent Non - Executive Director	2009.05-2012.05	10	—	0	0

(1)     SUPERVISORS

Xu Bin, aged 56, Chairman of the Board of Supervisors of Sinopec Corp.. Mr. Xu is a professor level administration engineer with a university certificate. Since June 1999, he acted as Deputy Director of the 6th Discipline Inspection and Monitoring Office of the Central Discipline Inspection Commission of CPC; since April 2000, as Deputy Director of the 3rd Discipline Inspection and Monitoring Office of CPC; since November of 2004, as the Bureau Level Inspector, Supervisory Attaché and Deputy Director of the 3rd Discipline Inspection and Monitoring Office of the Central Discipline Inspection Commission of CPC; since November 2006, as the Director of the Petition Letters and Visits Office of Central Discipline Inspection Commission of CPC; since May 2011, as the Member of the CPC Leading Group of China Petrochemical Corporation and the Team Leader of the Discipline Inspection Group for CPC Leading Group of Sinopec Group; and since October 2011, as the Director of China Petrochemical Corporation. And since May 2012, he has acted as the Chairman of the Board of Supervisors of Sinopec Corp..

Geng Limin, aged 58, Supervisor of Sinopec Corp., Director General of Supervision Department of Sinopec Corp.. Mr. Geng is a senior administration engineer with a college diploma. In February 2000, he was appointed as Deputy Director General of Supervision Department of Sinopec Corp. and Deputy Director General of Supervision Bureau of China Petrochemical Corporation; in January 2007, he was appointed as Deputy Secretary of CPC Committee, Secretary of Discipline Inspection Committee as well as Labour Union Chairman of Sinopec Chemical Products Sales Company; in August 2008, he was appointed as Director General of Supervision Department of Sinopec Corp. and Vice Leader of Discipline Inspection Group for CPC Leading Group of China Petrochemical Corporation and Director General of Supervision Bureau of China Petrochemical Corporation; and in May 2009, he was elected as Supervisor of Sinopec Corp.

Li Xinjian, aged 59, Supervisor of Sinopec Corp., Deputy Director General of the Office of the President of Sinopec Corp. (Director General Level). Mr. Li is a senior administration enginee with a university diploma. In February 2001, he was appointed as Director of General Office and Assistant Inspector of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in June 2004, he was appointed as Deputy Secretary of Central Office of CPC Central Committee and Director of General Office of Leading Group of Promotion of Cultural and Ideological Progress Central Office of the CPC Central Committee; in January 2006, he was appointed concurrently as Deputy Director General of HR Dept. of the Central Office of the CPC Central Committee; and in March 2008, he was appointed as Deputy Director General of the General Office of China Petrochemical Corporation and Deputy Director General of President Office of Sinopec Corp.(Director General Level). In May 2012, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 52, Supervisor of Sinopec Corp. and Director General of Auditing Department of Sinopec Corp.. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Kang Mingde, aged 62, Independent Supervisor of Sinopec Corp., Mr. Kang obtained a college diploma. Since January 1992, he worked in the 6th Discipline Inspection Office of CPC Central Discipline Inspection Commission and Ministry of Supervision, and was appointed as (officer (deputy director level) Deputy Director, director, Inspector (Deputy Director General level), and Supervision Commissioner; since January 2005, he was appointed as the Discipline Inspector (Deputy Director General level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Discipline Inspection Commission and Ministry of Supervision; between November 2010 and July 2011, he was appointed as the Discipline Inspector (Director level) and Supervision Commissioner of the first Discipline Inspection Office of CPC Central Disciplinary Committee and Ministry of Supervision; and in May 2012, he was elected as Supervisor of Sinopec Corp.

Zhou Shiliang, aged 55, Employee Representative Supervisor of Sinopec Corp.. Mr. Zhou is a professor level senior engineer with a master degree. In February 2000, he was appointed as Deputy Director General of Yunnan-Guizhou-Guangxi Petroleum Exploration Bureau; in September 2000, he was appointed as President of Sinopec Yunnan-Guizhou-Guangxi Oilfield Company; in April 2002, he was appointed as Secretary of CPC Committee and Vice President in Sinopec South Exploration & Development Company; in April 2006, he was appointed as Secretary of CPC Committee and Deputy Director General in Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of HR Department of Sinopec Corp.; since June 2012, he has acted as the Secretary of CPC Committee and Supervisory Committee, Chairman of the Labour Union and Supervisory Board of Sinopec Oilfield Service Corporation and in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Chen Mingzheng, aged 55, Employee Representative Supervisor of Sinopec Corp., Vice President of Sinopec Northwest Oilfield Company. Mr. Chen is a senior engineer and a graduate from Postgraduate School. In November 2000, he was appointed as Deputy Director General of North China Petroleum Bureau under Sinopec Star Petroleum Co. Ltd.; in June 2003, he was appointed as Deputy Director General of North China Petroleum Bureau under China Petrochemical Corporation; in October 2004, he was appointed as Secretary of CPC Committee in North China Petroleum Bureau under China Petrochemical Corporation; in March 2008, he was appointed as Vice President of Sinopec Northwest Oilfield Company; in May 2009, he was elected as Employee Representative Supervisor of Sinopec Corp.

Jiang Zhenying, aged 48, Employee’s Representative Supervisor of Sinopec Corp., General Director, Executive Director and Deputy Secretary of CPC Committee of Sinopec Supplies & Equipment Department, and General Manager of China Petrochemical International Co., Ltd.. Mr. Jiang is a professor level senior economist with a Doctor Degree. In December 1998, he was appointed as the Deputy General Manager of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Supplies & Equipment Department; in December 2001, he was appointed as the Director General of Sinopec Supplies & Equipment Department and in November 2005 he concurrently held the positions of Chairman, General Manger and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director, Executive Director and Secretary of the CPC Committee of Sinopec Supplies & Equipment Department General Manager of China Petrochemical International Co., Ltd.; and in April 2010, he was appointed as the Director General, Executive Director and Deputy Secretary of the CPC committee of Sinopec Materials Procurement Department General Manager of and China Petrochemical International Co., Ltd. and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 49, Employee’s Representative Supervisor of Sinopec Corp., General Director of Sinopec Production Management Department. Mr. Yu is a professor level senior engineer with a university degree. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Deputy Manager of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the Manager and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

The Members of the Fourth Session of the Board of Supervisors:

			Position in		Remuneration paid by Sinopec Corp. in 2012 (RMB10,000,	Remuneration paid by the holding Company in 2012 (RMB10,000,	Shares held at Sinopec (as of 31 December)
Name	Gender	Age	Sinopec Corp.	Tenure	before tax)	before tax)	2012	2011

Xu Bin	Male	56	Chairman, the Board of Supervisors	2012.05-2015.05	—	56.97	0	0
Geng Limin	Male	58	Supervisor	2012.05-2015.05	—	53.38	0	0
Li Xinjian	Male	59	Supervisor	2012.05-2015.05	—	24.91Note	0	0
Zou Huiping	Male	52	Supervisor	2012.05-2015.05	53.38	—	0	0
Kang Mingde	Male	62	Independent Supervisor	2012.05-2015.05	20	—	0	0
Zhou Shiliang	Male	55	Employee’s Representative Supervisor	2012.05-2015.05	53.38	—	0	0
Chen Mingzheng	Male	48	Employee’s Representative Supervisor	2012.05-2015.05	50.97	—	0	0
Jiang Zhenying	Male	48	Employee’s Representative Supervisor	2012.05-2015.05	52.06	—	0	0
Yu Renming	Male	49	Employee’s Representative Supervisor	2012.05-2015.05	53.38	—	0	0

Note: The remuneration for Mr. Li Xinjian is the amount after he took the position as the Supervisor in May 2012.

Retired Board of Supervisors during the Reporting Period

		Position in		Remuneration paid by Sinopec Corp. in 2012 (RMB10,000,	Remuneration paid by the holding Company in 2012 (RMB10,000,	Shares held at Sinopec (as of 31 December)
Name	Gender	Sinopec Corp.	Tenure	before tax)	before tax)	2012	2011

Wang Zuoran	Male	Chairman, the Board of Supervisors	2009.05-2012.05	—	29.10	0	0
Zhang Youcai	Male	Vice Chairman, Independent Supervisor	2009.05-2012.05	10	—	0	0
Li Yonggui	Male	Independent Supervisor	2009.05-2012.05	10	—	0	0

(3)  OTHER MEMBERS OF SENIOR MANAGEMENT

Wang Xinhua, aged 57, CFO of Sinopec Corp., Director General of Finance Department of Sinopec Corp. Mr. Wang is a professor level senior accountant with a university diploma. In January 2001, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in October 2004, he was appointed as Director General of Finance & Planning Department of China Petrochemical Corporation; in May 2008, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in March 2009, he was appointed as Director General of Finance Department of Sinopec Corp.; in May 2009, he was appointed as CFO of Sinopec Corp.

Zhang Kehua, aged 59, Vice President of Sinopec Corp., Director General of Engineering Department of Sinopec Corp. Mr. Zhang is a professor level senior engineer with a master degree. In February 1994, he was appointed as Vice President of No.3 Construction Company of the former China Petrochemical Corporation; in April 1996, he was appointed as Deputy Director General of Engineering & Construction Department (concurrently Vice President of Engineering & Construction Co., Ltd.) of the former China Petrochemical Corporation; in December 1998, he was appointed as Deputy Director General of Engineering & Construction Department of China Petrochemical Corporation; in September 2002, he was appointed as Director General of Engineering & Construction Department of China Petrochemical Corporation; in June 2007, he was appointed as Director General of Engineering Department of Sinopec Corp.; since June 2012, he concurrently acts as the Vice Chairman of SEG (Sinopec Engineering Group), in May 2006, he was appointed as Vice President of Sinopec Corp.

Zhang Haichao, aged 55, Vice President of Sinopec Corp, Chairman of Board of Directors and General Manager of Sinopec Sales Co., Ltd. Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Deputy General Manager of Zhejiang Petroleum Corporation; in September 1999, he was appointed as General Manager of Zhejiang Petroleum Corporation; in February 2000, he was appointed as General Manager of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Deputy General Manager of Sinopec Sales Co., Ltd.; in November 2005 he served as Secretary of CPC Committee, Chairman of Board of Directors, and Manager of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he was elected as Employee Representative Supervisor of Sinopec Corp. and in November 2005, he was appointed as Vice President of Sinopec Corp.

Jiao Fangzheng, aged 50, Vice President of Sinopec Corp, General Director of Sinopec Exploration and Production Department. Mr. Jiao is a professor level senior engineer with a PhD degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in July 2010, he was appointed as the General Director of Sinopec Exploration & Production Department; and in October 2006, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 50, Vice President of Sinopec Corp, Director General of Sinopec Development & Planning Department. Mr. Lei is a Professor level Senior Engineer and obtained university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in May 2009, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 50, Vice President of Sinopec Corp, Director General of Sinopec Refining Department. Mr. Ling is a professor level senior engineer with a master degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Sinopec Refining Department; in June 2003, he was appointed as the Director General of Sinopec Refining Department; in May 2012, he was appointed as Executive Director, General Manager and Secretary of CPC Committee of Sinopec Oil Sales Co., Ltd.; in July 2010, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 46, Secretary to the Board of Directors of Sinopec Corp. and Director General of the Board Secretariat of Sinopec Corp.. Mr. Huang is a senior engineer with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; in September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.

Other Members of Senior Management

			Position with	Remuneration paid by Sinopec Corp. in 2012 (RMB 10,000,	Whether paid by the holding	Shares held at Sinopec Corp (as at 31 December)
Name	Gender	Age	Sinopec Corp.	before tax)	Company	2012	2011

Wang Xinhua	Male	57	CFO	62.04	No	0	0
Zhang Kehua	Male	59	Vice President	63.36	No	0	0
Zhang Haichao	Male	55	Vice President	62.04	No	0	0
Jiao Fangzheng	Male	50	Vice President	62.04	No	0	0
Lei Dianwu	Male	50	Vice President	63.36	No	0	0
Ling Yiqun	Male	50	Vice President	63.36	No	10,000	10,000
Huang Wensheng	Male	46	Board Secretary	24.26note	No	0	0

Note: The remuneration of Mr. Huang Wensheng in 2012 is the amount after he was elected as Secretary to the Board of Directors of Sinopec Corp. in May 2012.

2  Appointment or Termination of Directors, Supervisors and Senior Management
In May 2012, Mr. Fu Chengyu, Mr. Wang Tianpu, Mr. Zhang Yaocang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou, Mr. Cao Yaofeng, Mr.Li Chunguang, Mr. Dai Houliang, Mr. Liu Yun, Mr. Chen Xiaojin (Independent Non-executive Director), Mr.Ma Weihua (Independent Non-executive Director), Mr. Jiang Xiaoming (Independent Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director) and Ms. Bao Guoming (Independent Non-executive Director) were elected as the Directors of the Fifth Session of Board of Directors in the annual shareholder’s meeting of 2011 of Sinopec Corp.. Due to tenure and work adjustment, Mr. Li Deshui, Mr. Xie Zhongyu and Mr. Wu Xiaogen, the Independent Non-executive Directors of the Fourth Session of Board of Directors of Sinopec Corp. resigned from the positions as Board Directors of Sinopec Corp.

Mr. Xu Bin, Mr. Geng Limin, Mr. Li Xinjian, Mr. Zou Huiping and Mr. Kang Mingde were elected as the Supervisors of the Fifth Session of Board of Supervisors in the annual shareholder’s meeting. In addition, Mr. Zhou Shiliang, Mr, Chen Mingzheng, Mr. Jiang Zhenying and Mr. Yu Renming were chosen through democratic election of employees as the Employee Representative Supervisors representing the employees of the Fifth Session of Board of Supervisors. Due to age and work adjustment, Mr. Wang Zuoran, the Chairman of the Fouth Session of Board of Supervisors of Sinopec Corp., Mr. Zhang Youcai, the Vice Chairman and Mr. Li Yonggui, the Supervisor, resigned from the positions as supervisors of Sinopec Corp.

At the 1st meeting of the Fifth Session of the Board of Directors of Sinopec Corp., Mr. Fu Chengyu was elected as the Chairman of the Fifth session of the Board of Directors, Mr. Wang Tianpu and Mr. Zhang Yaocang as the Vice Chairmen. Mr. Wang Tianpu was appointed as President by the Board, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou and Mr. Dai Houliang as Senior Vice Presidents, Mr. Wang Xinhua as CFO, Mr. Zhang Kehua, Mr. Zhang Haichao, Mr. Jiao Fangzheng, Mr. Lei Dianwu and Mr. Ling Yiqun as Vice Presidents. Due to work adjustment, Mr. Chen Ge resigned from the position as Secretary to the Board and Mr. Huang Wensheng was appointed as Secretary to the Board of Directors of Sinopec Corp..

At the 1st meeting of the Fifth Session of the Board of Supervisors of Sinopec Corp., Mr. Xu Bin was elected as the Chairman of the Fifth session of the Board of Supervisors.

3  Director’s and Supervisor’s Interest in Contract
As of 31 December 2012 or as at any time of this year, none of Board of Director or Supervisors had any beneficial interest in any material contract to which Sinopec Corp., its holding company or any its subsidiary or fellow subsidiary was one party.

4  Salaries of Directors, Supervisors, and the Senior Management
During this reporting period, the number of Directors, Supervisors and other Senior Management paid by Sinopec Corp. is 29 in total, and their annual sum of remuneration is RMB 14.0715 million in total.

5  The Company’s Employees
As at 31 December 2012, the Company has a total of 376,201 employees.

THE BREAKDOWN ACCORDING TO THE MEMBERS OF EACH OPERATION SEGMENT AS FOLLOWS:
(including exploration and Production, refining, marketing and distribution, chemicals, R&D and other segments)

EMPLOYEES’ PROFESSIONAL STRUCTURE AS FOLLOWS:
(including production, sales, technology, finance, administration and other professions)

EDUCATIONAL BACKGROUND STRUCTURE FOR EMPLOYEES AS FOLLOWS:
(including master degree or above, university, junior college, technical secondary school, senior high school and technical school degree or below)

6.CHANGES OF CORE TECHNICAL TEAM OR KEY TECHNICIANS
During the reporting period, there are no significance changes of core technical team and key technicians.

7EMPLOYEE BENEFITS SCHEME
Details of the Company’s employee benefits scheme are set out in the Annex of the financial statements prepared under IFRS which are contained in this annual report. As at 31 December 2012, the Company has a total of 187,682 retired employees. All of them participate in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED AND CONTROLLING SUBSIDIARIES

On 31 December, 2012, details of the principal wholly-owned and controlling subsidiaries of the Company were as follows:

Name of Company	Registered Capital	Percentage of shares held by Sinopec Corp.	Total Assets	Net Assets	Net Profit/ (Net Loss)	Principal Activities
	RMB		RMB	RMB	RMB
	millions	(%)	millions	millions	millions

Sinopec Yangzi Petrochemical Company Limited	13,203	100.0	24,794	17,689	(1,319)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.0	19,701	7,649	390	Trading of crude oil and petrochemical products
Sinopec International Petroleum Exploration and Production Corporation	8,000	100.0	20,265	12,086	5,735	Investment in exploration, production, sales, etc. of petroleum & natural gas
China International United Petroleum & Chemical Co., Ltd. (UNIPEC)	3,000	100.0	173,107	11,863	1,333	Trading of crude oil and petrochemical products
Sinopec Sales Company Limited	1,700	100.0	51,566	22,514	11,674	Marketing and distribution of petroleum products
Sinopec International Company Limited	1,400	100.0	8,459	2,139	129	Trading of petrochemical products
Sinopec Chemical Sales Co., Ltd	1,000	100.0	23,328	1,652	779	Trading of petrochemical products
Sinopec Zhongyuan Petrochemical Company Limited	2,400	93.51	2,552	266	(394)	Manufacturing of chemical products
Sinopec Qingdao Refining & Chemical Company Limited	5,000	85.0	16,559	3,168	(504)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining & Chemical Company Limited	3,986	75.0	13,983	6,135	1,293	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 207	72.34	6,377	5,289	214	Trading of crude oil and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	830	60.0	1,527	1,085	63	Marketing & distribution of petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	800	60.0	1,131	1,066	68	Marketing & distribution of petroleum products
Sinopec Shanghai Petrochemical Company Limited	7,200	55.56	N/A	N/A	N/A	Manufacturing of petroleum products, synthetic fiber & resin& intermediate petrochemical products
Fujian Petrochemical Company Limited	5,019	50.0	5,241	3,998	(1,007)	Manufacturing of plastics & intermediate petrochemical products & petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (YCF)	4,000	42.0	N/A	N/A	N/A	Production& sales of polyester chips & polyester fibers

Notes:

1)  The auditor for all of the above subsidiaries for the year 2012 is KPMG Huazhen (special general partnership) or KPMG.

2)  The above indicated total assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and controlling subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited, Sinopec Yizheng Chemical Fibre Company Limited (YCF) and Sinopec Kantons Holdings Limited. The Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on the results or assets of Sinopec Corp. are set out above.

REPORT OF THE PRC AUDITOR

All Shareholders of China Petroleum & Chemical Corporation:

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (the “Company”), which comprise the consolidated balance sheet and balance sheet as at 31 December 2012, the consolidated income statement and income statement, the consolidated cash flow statement and cash flow statement, the consolidated statement of changes in equity and statement of changes in equity for the year then ended, and notes to the financial statements.

1.MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation and fair presentation of these financial statements. This responsibility includes: (1) preparing these financial statements in accordance with Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China, and fairly presenting them; (2) designing, implementing and maintaining internal control which is necessary to enable that the financial statements are free from material misstatement, whether due to fraud or error.

2.AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing for Certified Public Accountants. Those standards require that we comply with China Code of Ethics for Certified Public Accountants, and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.OPINION

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2012, and the consolidated financial performance and financial performance and the consolidated cash flows and cash flows of the Company for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China.

KPMG Huazhen	Certified Public Accountants
(Special General Partnership)	Registered in the People’s Republic of China

Zhang Jingjing
Beijing, The People’s Republic of China	Huang Jingwei

22 March 2013

(A)  FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET

as at 31 December 2012

	Note	2012	2011
		RMB millions	RMB millions
Assets
Current assets
Cash at bank and on hand	5	10,864	25,197
Bills receivable	6	20,045	27,961
Accounts receivable	7	81,395	58,721
Other receivables	8	8,807	7,360
Prepayments	9	4,370	4,096
Inventories	10	218,262	203,417
Other current assets		1,008	836
Total current assets		344,751	327,588
Non-current assets
Long-term equity investments	11	52,061	47,458
Fixed assets	12	588,969	565,936
Construction in progress	13	168,977	111,311
Intangible assets	14	49,834	34,842
Goodwill	15	6,257	8,212
Long-term deferred expenses	16	10,246	9,076
Deferred tax assets	17	15,130	13,398
Other non-current assets	18	11,046	12,232
Total non-current assets		902,520	802,465
Total assets		1,247,271	1,130,053
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	70,228	36,985
Bills payable	21	6,656	5,933
Accounts payable	22	215,628	177,002
Advances from customers	23	69,299	66,686
Employee benefits payable	24	1,838	1,795
Taxes payable	25	21,985	39,622
Other payables	26	61,721	57,662
Short-term debentures payable	29	30,000	—
Non-current liabilities due within one year	27	15,754	43,388
Total current liabilities		493,109	429,073
Non-current liabilities
Long-term loans	28	40,267	54,320
Debentures payable	29	121,849	100,137
Provisions	30	21,591	18,381
Deferred tax liabilities	17	16,043	15,181
Other non-current liabilities		3,811	3,436
Total non-current liabilities		203,561	191,455
Total liabilities		696,670	620,528
Shareholders’ equity
Share capital	31	86,820	86,702
Capital reserve	32	30,574	29,583
Specific reserve	33	3,550	3,115
Surplus reserves	34	184,603	178,263
Retained profits		209,446	178,336
Foreign currency translation differences		(1,619)	(1,600)
Total equity attributable to shareholders of the Company		513,374	474,399
Minority interests		37,227	35,126
Total shareholders’ equity		550,601	509,525
Total liabilities and shareholders’ equity		1,247,271	1,130,053

These financial statements have been approved by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 80 to 133 form part of these financial statements.

BALANCE SHEET
as at 31 December 2012

	Note	2012	2011
		RMB millions	RMB millions
Assets
Current assets
Cash at bank and on hand	5	5,468	20,953
Bills receivable	6	1,333	17,802
Accounts receivable	7	21,041	16,829
Other receivables	8	42,055	28,127
Prepayments	9	5,003	5,410
Inventories	10	148,844	144,148
Other current assets		707	502
Total current assets		224,451	233,771
Non-current assets
Long-term equity investments	11	111,467	102,101
Fixed assets	12	475,417	470,825
Construction in progress	13	152,199	101,641
Intangible assets	14	43,114	28,458
Long-term deferred expenses	16	8,617	8,018
Deferred tax assets	17	10,146	10,249
Other non-current assets	18	5,290	7,479
Total non-current assets		806,250	728,771
Total assets		1,030,701	962,542
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	1,692	3,842
Bills payable	21	4,000	3,052
Accounts payable	22	121,184	128,138
Advances from customers	23	58,570	63,561
Employee benefits payable	24	1,315	1,341
Taxes payable	25	17,854	32,053
Other payables	26	118,311	74,525
Short-term debentures payable	29	30,000	—
Non-current liabilities due within one year	27	15,644	43,281
Total current liabilities		368,570	349,793
Non-current liabilities
Long-term loans	28	38,560	53,783
Debentures payable	29	121,849	100,137
Provisions	30	19,598	17,114
Deferred tax liabilities	17	8,749	7,350
Other non-current liabilities		1,688	1,759
Total non-current liabilities		190,444	180,143
Total liabilities		559,014	529,936
Shareholders’ equity
Share capital	31	86,820	86,702
Capital reserve	32	39,146	37,983
Specific reserve	33	3,017	2,571
Surplus reserves	34	184,603	178,263
Retained profits		158,101	127,087
Total shareholders’ equity		471,687	432,606
Total liabilities and shareholders’ equity		1,030,701	962,542

These financial statements have been approved by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 80 to 133 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2012

	Note	2012	2011
		RMB millions	RMB millions

Operating income	35	2,786,045	2,505,683
Less: Operating costs	35	2,372,235	2,093,199
Sales taxes and surcharges	36	188,483	189,949
Selling and distribution expenses		40,299	38,399
General and administrative expenses		65,590	63,083
Financial expenses	37	9,819	6,544
Exploration expenses, including dry holes	38	15,533	13,341
Impairment losses	39	7,906	5,811
Add: Gain from changes in fair value	40	206	1,423
Investment income	41	1,540	4,186
Operating profit		87,926	100,966
Add: Non-operating income	42	4,573	3,411
Less: Non-operating expenses	43	2,392	1,739
Profit before taxation		90,107	102,638
Less: Income tax expense	44	23,696	25,774
Net profit		66,411	76,864
Attributable to:
Equity shareholders of the Company		63,496	71,697
Minority interests		2,915	5,167
Basic earnings per share	56	0.731	0.827
Diluted earnings per share	56	0.704	0.795
Net profit		66,411	76,864
Other comprehensive income	45
Cash flow hedges		(151)	142
Available-for-sale financial assets		26	(15)
Share of other comprehensive income of associates		80	(179)
Foreign currency translation differences		(44)	(676)
Total other comprehensive income		(89)	(728)
Total comprehensive income		66,322	76,136
Attributable to:
Equity shareholders of the Company		63,431	71,207
Minority interests		2,891	4,929

These financial statements have been approved by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 80 to 133 form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2012

	Note	2012	2011
		RMB millions	RMB millions
Operating income	35	1,626,398	1,541,765
Less: Operating costs	35	1,294,326	1,221,616
Sales taxes and surcharges	36	152,014	151,600
Selling and distribution expenses		33,554	33,489
General and administrative expenses		55,152	53,137
Financial expenses	37	9,000	6,622
Exploration expenses, including dry holes	38	15,533	13,341
Impairment losses	39	7,002	5,045
Add: Gain from changes in fair value	40	90	1,328
Investment income	41	16,826	19,210
Operating profit		76,733	77,453
Add: Non-operating income	42	3,945	3,029
Less: Non-operating expenses	43	2,198	1,546
Profit before taxation		78,480	78,936
Less: Income tax expense	44	15,080	13,415
Net profit		63,400	65,521
Other comprehensive income	45
Available-for-sale financial assets		—	(4)
Share of other comprehensive income in associates		79	(182)
Total other comprehensive income		79	(186)
Total comprehensive income		63,479	65,335

These financial statements have been approved by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 80 to 133 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2012

	Note	2012	2011
		RMB millions	RMB millions
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		3,220,178	2,889,482
Rentals received		509	437
Other cash received relating to operating activities		17,864	12,316
Sub-total of cash inflows		3,238,551	2,902,235
Cash paid for goods and services		(2,725,034)	(2,398,623)
Cash paid for operating leases		(12,361)	(12,611)
Cash paid to and for employees		(51,724)	(45,617)
Value added tax paid		(65,528)	(71,311)
Income tax paid		(22,678)	(29,798)
Taxes paid other than value added tax and income tax		(204,274)	(176,474)
Other cash paid relating to operating activities		(13,490)	(16,620)
Sub-total of cash outflows		(3,095,089)	(2,751,054)
Net cash flow from operating activities	47(a)	143,462	151,181
Cash flows from investing activities:
Cash received from disposal of investments		1,384	3,039
Dividends received		2,429	2,961
Net cash received from disposal of fixed assets and intangible assets		325	1,216
Cash received on maturity of time deposits with financial institutions		2,381	6,383
Cash received from derivative financial instruments		2,489	3,679
Other cash received relating to investing activities		1,254	1,584
Sub-total of cash inflows		10,262	18,862
Cash paid for acquisition of fixed assets and intangible assets		(158,148)	(142,813)
Cash paid for acquisition of investments		(10,246)	(7,488)
Cash paid for acquisition of time deposits with financial institutions		(2,239)	(5,801)
Cash paid for derivative financial instruments		(2,908)	(3,768)
Sub-total of cash outflows		(173,541)	(159,870)
Net cash flow from investing activities		(163,279)	(141,008)
Cash flows from financing activities:
Cash received from borrowings		850,317	536,397
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses		—	22,889
Cash received from issuance of corporate bonds		80,000	5,000
Cash received from contribution from minority shareholders of subsidiaries		1,474	117
Sub-total of cash inflows		931,791	564,403
Cash repayments of borrowings		(820,067)	(532,667)
Cash repayments of corporate bonds and partial redemption of 2007 Convertible Bonds		(68,500)	(6,036)
Cash paid for dividends, profits distribution or interest		(34,637)	(26,368)
Dividends paid to minority shareholders of subsidiaries		(2,807)	(1,812)
Cash paid for acquisition of minority interests from subsidiaries, net		(152)	(36)
Sub-total of cash outflows		(926,163)	(566,919)
Net cash flow from financing activities		5,628	(2,516)
Effects of changes in foreign exchange rate		(2)	(18)
Net (decrease)/increase in cash and cash equivalents	47(b)	(14,191)	7,639

These financial statements have been approved by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 80 to 133 form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2012

	Note	2012	2011
		RMB millions	RMB millions
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,888,876	1,792,430
Rentals received		352	404
Other cash received relating to operating activities		55,770	13,898
Sub-total of cash inflows		1,944,998	1,806,732
Cash paid for goods and services		(1,504,911)	(1,404,217)
Cash paid for operating leases		(9,299)	(10,038)
Cash paid to and for employees		(41,801)	(39,004)
Value added tax paid		(52,699)	(56,536)
Income tax paid		(11,744)	(17,149)
Taxes paid other than value added tax and income tax		(166,284)	(137,849)
Other cash paid relating to operating activities		(14,503)	(17,449)
Sub-total of cash outflows		(1,801,241)	(1,682,242)
Net cash flow from operating activities	47(a)	143,757	124,490
Cash flows from investing activities:
Cash received from disposal of investments		2,249	2,337
Dividends received		14,722	17,638
Net cash received from disposal of fixed assets and intangible assets		274	1,157
Cash received on maturity of time deposits with financial institutions		1,885	3,840
Other cash received relating to investing activities		1,188	1,603
Sub-total of cash inflows		20,318	26,575
Cash paid for acquisition of fixed assets and intangible assets		(131,874)	(122,261)
Cash paid for acquisition of investments		(17,196)	(5,687)
Cash paid for acquisition of time deposits with financial institutions		(1,785)	(3,940)
Sub-total of cash outflows		(150,855)	(131,888)
Net cash flow from investing activities		(130,537)	(105,313)
Cash flows from financing activities:
Cash received from borrowings		174,825	58,528
Cash received from issuance of 2011 Convertible Bonds, net of issuing expenses		—	22,889
Cash received from issuance of corporate bonds		80,000	5,000
Sub-total of cash inflows		254,825	86,417
Cash repayments of borrowings		(181,335)	(65,837)
Cash repayments of corporate bonds and partial redemption of 2007 Convertible Bonds		(68,500)	(5,036)
Cash paid for dividends, profits distribution or interest		(33,595)	(25,750)
Sub-total of cash outflows		(283,430)	(96,623)
Net cash flow from financing activities		(28,605)	(10,206)
Net (decrease)/increase in cash and cash equivalents	47(b)	(15,385)	8,971

These financial statements have been approved by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 80 to 133 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2012

	Share capital	Capital reserve	Specific reserve	Surplus reserves	Retained profits	Translation difference in foreign currency statements	Total equity attributable to shareholders of the Company	Minority interests	Total share-holders’ equity
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2011	86,702	29,414	1,325	141,711	163,132	(1,157)	421,127	31,555	452,682
Change for the year
1. Net profit	—	—	—	—	71,697	—	71,697	5,167	76,864
2. Other comprehensive income	—	(47)	—	—	—	(443)	(490)	(238)	(728)
Total comprehensive income	—	(47)	—	—	71,697	(443)	71,207	4,929	76,136
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	36,552	(36,552)	—	—	—	—
– Distributions to shareholders	—	—	—	—	(19,941)	—	(19,941)	—	(19,941)
4. Acquisition of minority interests	—	(43)	—	—	—	—	(43)	(24)	(67)
5. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(1,374)	(1,374)
6. Net increase in specific reserve for the year	—	—	1,790	—	—	—	1,790	40	1,830
7. Government grants	—	286	—	—	—	—	286	—	286
8. Others	—	(27)	—	—	—	—	(27)	—	(27)
	—	216	1,790	36,552	(56,493)	—	(17,935)	(1,358)	(19,293)
Balance at 31 December 2011	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525
Balance at 1 January 2012	86,702	29,583	3,115	178,263	178,336	(1,600)	474,399	35,126	509,525
Change for the year
1. Net profit	—	—	—	—	63,496	—	63,496	2,915	66,411
2. Other comprehensive income (Note 45)	—	(46)	—	—	—	(19)	(65)	(24)	(89)
Total comprehensive income	—	(46)	—	—	63,496	(19)	63,431	2,891	66,322
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves (Note 34)	—	—	—	6,340	(6,340)	—	—	—	—
– Distributions to shareholders (Note 46)	—	—	—	—	(26,046)	—	(26,046)	—	(26,046)
4. Exercise of conversion of the 2011 Convertible Bonds (Note 31)	118	799	—	—	—	—	917	—	917
5. Rights issue of shares by a subsidiary (Note 32(ii))	—	(18)	—	—	—	—	(18)	781	763
6. Acquisition of minority interests	—	(79)	—	—	—	—	(79)	(106)	(185)
7. Distributions to minority interests, net of contributions	—	—	—	—	—	—	—	(1,462)	(1,462)
8. Net increase in specific reserve for the year (Note 33)	—	—	435	—	—	—	435	(12)	423
9. Government grants	—	337	—	—	—	—	337	9	346
10. Others	—	(2)	—	—	—	—	(2)	—	(2)
	118	1,037	435	6,340	(32,386)	—	(24,456)	(790)	(25,246)
Balance at 31 December 2012	86,820	30,574	3,550	184,603	209,446	(1,619)	513,374	37,227	550,601

These financial statements have been approved by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer
(Authorised representative)

The notes on pages 80 to 133 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2012

						Total
	Share	Capital	Specific	Surplus	Retained	shareholders’
	capital	reserve	reserve	reserve	profits	equity
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2011	86,702	37,922	1,025	141,711	118,059	385,419
Change for the year
1. Net profit	—	—	—	—	65,521	65,521
2. Other comprehensive income	—	(186)	—	—	—	(186)
Total comprehensive income	—	(186)	—	—	65,521	65,335
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	36,552	(36,552)	—
– Distributions to shareholders	—	—	—	—	(19,941)	(19,941)
4 Net increase in specific reserve for the year	—	—	1,546	—	—	1,546
5. Government grants	—	274	—	—	—	274
6. Others	—	(27)	—	—	—	(27)
	—	247	1,546	36,552	(56,493)	(18,148)
Balance at 31 December 2011	86,702	37,983	2,571	178,263	127,087	432,606
Balance at 1 January 2012	86,702	37,983	2,571	178,263	127,087	432,606
Change for the year
1. Net profit	—	—	—	—	63,400	63,400
2. Other comprehensive income (Note 45)	—	79	—	—	—	79
Total comprehensive income	—	79	—	—	63,400	63,479
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves (Note 34)	—	—	—	6,340	(6,340)	—
– Distributions to shareholders (Note 46)	—	—	—	—	(26,046)	(26,046)
4. Exercise of conversion of the 2011 Convertible Bonds (Note 31)	118	799	—	—	—	917
5. Net increase in specific reserve for the year (Note 33)	—	—	446	—	—	446
6. Government grants	—	287	—	—	—	287
7. Others	—	(2)	—	—	—	(2)
	118	1,084	446	6,340	(32,386)	(24,398)
Balance at 31 December 2012	86,820	39,146	3,017	184,603	158,101	471,687

These financial statements have been approved by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Office
(Authorised representative)

The notes on pages 80 to 133 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2012

1  STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1) the exploration, development and production of crude oil and natural gas;

(2) the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3) the production and sale of chemicals.

2  BASIS OF PREPARATION

(1)  Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards and 38 specific standards issued by the MOF on 15 February 2006 and the practice guide of the Accounting Standards for Business Enterprises, the explanations to the Accounting Standards for Business Enterprises and other regulations issued thereafter (collectively, ASBE). These financial statements present truly and completely the consolidated financial position and financial position, the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company.

These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” as revised by the China Securities Regulatory Commission (“CSRC”) in 2010.

(2)  Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)  Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

–  Financial assets and liabilities held for trading (see Note 3(11))

–  Available-for-sale financial assets (see Note 3(11))

–  Convertible bonds (see Note 3(11))

–  Derivative financial instruments (see Note 3(11))

(4)  Functional currency and presentation currency
The functional currency of the Company and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3  SIGNIFICANT ACCOUNTING POLICIES

(1)  Accounting treatment of business combination involving entities under common control and not under common control

(a)  Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained profits in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)  Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)  Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights, such as warrants and convertible bonds, that are currently exercisable or convertible, are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, base on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets is adjusted to the capital reserve (share premium) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (share premium) in the consolidated balance sheet. If the credit balance of capital reserve (share premium) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(2)  Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as capital reserve, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated to Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained profits”, are translated to Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated to Renminbi at the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)  Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)  Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)  Long-term equity investments

(a)  Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained profits.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b)  Investment in jointly controlled entities and associates
A jointly controlled entity is an entity which operates under joint control in accordance with a contractual agreement between the Group and other ventures. Joint control represents the contractual agreement of sharing of control over the entity’s economic activities, limited to economic activities related to significant financial and operating policies that require agreement of all ventures. The Group generally consider the following circumstances in determining whether it can exercise joint control over the investee:

–  whether any investor alone cannot control the operating activities of the investee;

–  whether it requires agreement of all ventures for decisions related to the fundamental operating activities of the investee;

–  whether the management of an investor who is appointed by all investors through the contract or agreement to manage the daily operations of the investee must be confined with the agreed-upon financing and operation policies.

An associate is an entity of which the Group has significant influence. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally consider the following circumstances in determining whether it can exercise significant influence over the investee:

–  whether there is representative appointed to the board of directors or equivalent governing body of the investee;

–  whether to participate in the investee’s policy-making process;

–  whether there are significant transactions with the investees;

–  whether there is management personnel sent to the investee;

–  whether to provide critical technical information to the investee.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)  Long-term equity investments (Continued)

(b)  Investment in jointly controlled entities and associates (Continued)
An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses, as investment income or losses, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses, and recognises the corresponding adjustment in equity.

(c)  Other long-term equity investments
Other long-term equity investments refer to investments where the Group does not have control, joint control or significant influence over the investees, and for which the investments are not quoted in an active market and their fair value cannot be reliably measured.

The initial investment cost in these entities is originally recognised in the same way as the initial investment cost and measurement principles for investment in jointly controlled entities and associates.

Other long-term investments are subsequently accounted for under the cost method. The cash dividends or profits declared to be distributed by the investee entity are recognised as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment, excluding the cash dividends or profits declared but not distributed in the considerations paid to acquire the investment.

(d)  The Impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

At each balance sheet date, other long-term equity investments are assessed for impairment on an individual basis. For other long-term equity investments, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss is not reversed.

The investments in other long-term equity investments are stated in the balance sheet at cost less impairment losses.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)  Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over 1 year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated	Estimated rate of
	useful life	residual value

Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)  Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs of obtaining the mineral interest are capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(8)  Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

(9)  Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)  Non-current assets held for sale
A non-current asset is accounted for as held for sale when the Group has made a decision and signed a non-cancellable agreement on the transfer of the asset with the transferee, and the transfer is expected to be completed within one year. Such non-current assets may include fixed assets, intangible assets, investment property subsequently measured using the cost model, long-term equity investment, etc., but not include financial instruments and deferred tax assets. Non-current assets held for sale are stated at the lower of carrying amount and net realisable value. Any excess of the carrying amount over the net realisable value is recognised as an impairment loss.

(11)  Financial Instruments
Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

(a)  Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

–  Financial asset or financial liability with change at fair value recognised through profit or loss (including financial asset or financial liability held for trading)

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

–  Receivables

Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest method.

–  Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)  Financial Instruments (Continued)

(a)  Classification, recognition and measurement of financial instruments (Continued)

–  Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest method is recognised in profit or loss (see Note 3(17)(c)).

–  Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

(b)  Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

–  the Group has a legally enforceable right to set off financial assets against financial liabilities; and

–  the Group intend to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

(c)  Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)  Financial Instruments (Continued)

(d)  Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item. For a hedge of foreign currency risk, a non-derivative financial asset or non-derivative financial liability may also be used as a hedging instrument.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

–  Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

–  the cumulative gain or loss on the hedging instrument from inception of the hedge;

–  the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset or liability, and recognised in profit or loss in the same year during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)  Financial Instruments (Continued)

(d)  Hedge accounting (Continued)

–  Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

–  Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

(e) Convertible bonds

–  Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not re-measured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

–  Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)  Financial Instruments (Continued)

(f)  Derecognition of financial assets and financial liabilities
The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

–  the carrying amounts; and

–  the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

(12)  Impairment of financial assets and non-financial long-term assets

(a)  Impairment of financial assets
The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

(a)  significant financial difficulty of the debtor;

(b)  a breach of contract, such as a default or delinquency in interest or principal payments;

(c)  it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

(d)  due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

(e)  significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor and may not recover the investment costs; and

(f)  a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

–  Receivables and held-to-maturity investments

Receivables and held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

–  Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis.

When available-for-sale financial assets are impaired, despite not derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)  Impairment of financial assets and non-financial long-term assets (Continued)

(b)  Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(13)  Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)  Employee benefits
Employee benefits are all forms of considerations given and other related expenses incurred in exchange for services rendered by employees. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the employee benefits payable (other than termination benefits) as a liability and charged to the cost of an asset or as an expense in the same time.

(a)  Social insurance and housing fund
Pursuant to the relevant laws and regulations of the PRC, employees of the Group participate in the social insurance system established and managed by government organisations. The Group makes social insurance contributions, including contributions to basic pension insurance, basic medical insurance, unemployment insurance, work-related injury insurance, maternity insurance and etc., as well as contributions to housing fund, at the applicable benchmarks and rates stipulated by the government for the benefit of its employees. The social insurance and housing fund contributions are recognised as part of the cost of assets or charged to profit or loss on an accrual basis.

(b)  Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

–  the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and

–  the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(15)  Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

–  the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

–  they relate to income taxes levied by the same tax authority on either:

–  the same taxable entity; or

–  different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)  Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(17)  Revenue recognition
Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

(a)  Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

–  the significant risks and rewards of ownership and title have been transferred to buyers; and

–  the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

(b)  Revenues from rendering services
The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

(c)  Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(18)  Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)  Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)  Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)  Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

(22)  Research and development costs
Research and development costs are recognised in profit or loss when incurred.

(23)  Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(24)  Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

3  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(25)  Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)  the holding company of the Company;

(b)  the subsidiaries of the Company;

(c)  the parties that are subject to common control with the Company;

(d)  investors that have joint control or exercise significant influence over the Group;

(e)  enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)  jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

(g)  associates of the Group, including subsidiaries of the associates;

(h)  principle individual investors of the Group and close family members of such individuals;

(i)  key management personnel of the Group, and close family members of such individuals;

(j)  key management personnel of the Company’s holding company;

(k)  close family members of key management personnel of the Company’s holding company; and

(l)  an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(26)  Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

–  engage in business activities from which it may earn revenues and incur expenses;

–  whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

–  for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4 TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil changed to RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tone, respectively.

As at 31 December 2012, the resources tax rate of crude oil and natural gas is 5%.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

The Ministry of Finance imposed a special oil income levy on any income derived from the sale by an oil exploration and production enterprise of locally produced crude oil exceeding a standard price. Effective from 1 November 2011, the levy starts at USD 55 per barrel instead of previous USD 40 per barrel and the imposed rate ranges from 20% to 40%.

Except for subsidiaries listed below, the income tax rate applicable to the company and its subsidiaries is 25%.

The entity granted with tax concession is set out below:

Name of subsidiaries	Preferential tax rate	Reasons for granting concession
Sinopec Hainan Refining and	2-year exemption and 3-year	Foreign investment enterprise
Chemical Company Limited	50% reduction

5    CASH AT BANK AND ON HAND

The Group

	2012			2011
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions
Cash on hand
Renminbi			209			247
Cash at bank
Renminbi			6,104			17,620
US Dollars	68	6.2855	427	26	6.3009	161
Hong Kong Dollars	83	0.8108	67	31	0.8107	25
Japanese Yen	137	0.0730	10	136	0.0811	11
Euro	4	8.3176	35	2	8.1625	13
			6,852			18,077
Deposits at related parties
Renminbi			3,188			6,978
US Dollars	131	6.2855	821	21	6.3009	134
Euro	—	8.3176	3	1	8.1625	8
Total cash at bank and on hand			10,864			25,197

The Company

	2012			2011
	Original	Exchange		Original	Exchange
	currency	rates	RMB	currency	rates	RMB
	millions		millions	millions		millions
Cash on hand
Renminbi			167			235
Cash at bank
Renminbi			3,066			14,720
US Dollars	—	6.2855	3	1	6.3009	8
			3,236			14,963
Deposits at related parties
Renminbi			2,230			5,986
US Dollars	—	6.2855	2	1	6.3009	4
Total cash at bank and on hand			5,468			20,953

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2012, time deposits with financial institutions of the Group and the Company amounted to RMB 408 million (2011: RMB 550 million) and RMB 1 million (2011: RMB 101 million), respectively.

6  BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2012, the Group’s and the Company’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 13,540 million (2011: RMB 10,323 million) and RMB 3,506 million (2011: RMB 9,479 million), respectively, all of which are due before 31 December 2013.

7  ACCOUNTS RECEIVABLE

	The Group		The Company
	2012	2011	2012	2011
	RMB	RMB	RMB	RMB
	millions	millions	millions	millions
Amounts due from subsidiaries	—	—	14,885	11,168
Amounts due from Sinopec Group Company and fellow subsidiaries	7,207	6,185	668	474
Amounts due from associates and jointly controlled entities	11,576	9,204	3,400	3,101
Amounts due from others	63,311	44,344	2,634	2,943
	82,094	59,733	21,587	17,686
Less: Allowance for doubtful accounts	699	1,012	546	857
Total	81,395	58,721	21,041	16,829

Ageing analysis on accounts receivable is as follows:

	The Group
	2012				2011
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%
Within one year	81,250	99.0	—	0.0	58,619	98.1	—	0.0
Between one and two years	101	0.1	16	15.8	92	0.2	26	28.3
Between two and three years	69	0.1	17	24.6	23	0.0	7	30.4
Over three years	674	0.8	666	98.8	999	1.7	979	98.0
Total	82,094	100.0	699		59,733	100.0	1,012

	The Company
	2012				2011
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%
Within one year	20,982	97.2	—	0.0	16,770	94.8	—	0.0
Between one and two years	56	0.3	11	19.6	72	0.4	26	36.1
Between two and three years	25	0.1	15	60.0	8	0.1	3	37.5
Over three years	524	2.4	520	99.2	836	4.7	828	99.0
Total	21,587	100.0	546		17,686	100.0	857

At 31 December 2012 and 2011, the total amounts of the top five accounts receivable of the Group are set out below:

	2012	2011
Total amount (RMB millions)	26,645	20,412
Ageing	Within 1 year	Within 1 year
Percentage to the total balance of accounts receivable	32.5%	34.2%

At 31 December 2012, the Group’s and the Company’s accounts receivable due from related parties amounted to RMB 18,783 million and RMB 18,953 million (2011: RMB 15,389 million and RMB 14,743 million), representing 22.9% and 87.8% (2011: 25.8% and 83.4%) of the total accounts receivable.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of accounts receivable.

During the year ended 31 December 2012 and 2011, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2012 and 2011, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2012 and 2011, the Group and the Company had no individually significant accounts receivable that aged over three years.

8  OTHER RECEIVABLES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due from subsidiaries	—	—	36,863	23,635
Amounts due from Sinopec Group Company and fellow subsidiaries	486	542	191	443
Amounts due from associates and jointly controlled entities	1,365	998	1,324	987
Amounts due from others	8,654	7,701	5,511	5,061
	10,505	9,241	43,889	30,126
Less: Allowance for doubtful accounts	1,698	1,881	1,834	1,999
Total	8,807	7,360	42,055	28,127

Ageing analysis of other receivables is as follows:

	The Group
	2012				2011
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%
Within one year	7,468	71.1	—	0.0	6,669	72.1	234	3.5
Between one and two years	964	9.2	172	17.8	499	5.4	29	5.8
Between two and three years	414	3.9	94	22.7	182	2.0	38	20.9
Over three years	1,659	15.8	1,432	86.3	1,891	20.5	1,580	83.6
Total	10,505	100.0	1,698		9,241	100.0	1,881

	The Company
	2012				2011
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	millions	%	millions	%	millions	%	millions	%
Within one year	40,974	93.3	—	0.0	27,490	91.3	—	0.0
Between one and two years	514	1.2	13	2.5	304	1.0	29	9.5
Between two and three years	301	0.7	18	6.0	124	0.4	34	27.4
Over three years	2,100	4.8	1,803	85.9	2,208	7.3	1,936	87.7
Total	43,889	100.0	1,834		30,126	100.0	1,999

At 31 December 2012 and 2011, the total amounts of the top five other receivables of the Group are set out below:

	2012	2011
Total amount (RMB millions)	1,883	1,715
Ageing	From within	From within
	one year to	one year to
	over three years	over three years
Percentage to the total balance of other receivables	17.9%	18.6%

At 31 December 2012, the Group’s and the Company’s other receivables due from related parties amounted to RMB 1,851 million and RMB 38,378 million (2011: RMB 1,540 million and RMB 25,065 million), representing 17.6% and 87.4% (2011: 16.7% and 83.2%) of the total of other receivables.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

During the year ended 31 December 2012 and 2011, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2012 and 2011, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2012 and 2011, the Group and the Company had no individually significant other receivables that aged over three years.

9  PREPAYMENTS

All prepayments are aged within one year.

Except for the balances disclosed in Note 48, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

10  INVENTORIES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Raw materials	115,025	113,918	80,247	81,472
Work in progress	20,734	14,989	15,079	10,093
Finished goods	79,494	71,853	50,969	50,299
Spare parts and consumables	3,500	4,039	2,778	2,999
	218,753	204,799	149,073	144,863
Less: Provision for diminution in value of inventories	491	1,382	229	715
	218,262	203,417	148,844	144,148

Provision for diminution in value of inventories is mainly against raw materials and finished goods. As at and for the year ended 31 December 2012, the provision for diminution in value of inventories of the Group and the Company was primarily due to the costs of raw materials and finished goods of the refining and chemicals segments were higher than their net realisable value.

11  LONG-TERM EQUITY INVESTMENTS

The Group

	Investments			Provision
	in jointly	Investments	Other	for
	controlled	in	equity	impairment
	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2012	19,992	25,692	1,952	(178)	47,458
Additions for the year	3,923	2,591	1,427	—	7,941
Share of profits less losses under the equity method	(1,404)	2,430	—	—	1,026
Change of capital reserve under the equity method	—	80	—	—	80
Dividends receivable/received	(1,123)	(1,231)	—	—	(2,354)
Disposals for the year	—	(750)	(1,352)	12	(2,090)
Balance at 31 December 2012	21,388	28,812	2,027	(166)	52,061

The Company

		Investments			Provision
	Investments	in jointly	Investments	Other	for
	in	controlled	in	equity	impairment
	subsidiaries	entities	associates	investments	losses	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2012	76,630	11,523	19,290	1,056	(6,398)	102,101
Additions for the year	11,800	316	2,397	1,394	—	15,907
Share of profits less losses under the equity method	—	(408)	1,390	—	—	982
Change of capital reserve under the equity method	—	—	79	—	—	79
Dividends receivable/received	—	(828)	(476)	—	—	(1,304)
Disposals for the year	—	—	(5,306)	(998)	6	(6,298)
Balance at 31 December 2012	88,430	10,603	17,374	1,452	(6,392)	111,467

Details of the Company’s principal subsidiaries are set out in Note 50.

11  LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

				Percentage of
				equity/voting
				right directly
				or indirectly	Total assets	Total liability	Operating
	Register	Legal	Registered	held by the	at the year	at the year	revenue for
Name of investees	location	representative	capital	Company	end	end	the year
			RMB millions		RMB millions	RMB millions	RMB millions
1. Jointly controlled entities
Shanghai Secco Petrochemical Company Limited	Shanghai	Wang Zhiqing	USD 901	50%	14,291	7,021	27,158
BASF-YPC Company Limited	Jiangsu Province	Ma Qiulin	11,505	40%	25,488	10,419	22,938
Fujian Refining and Petrochemical Company Limited	Fujian Province	Lu Dong	13,306	50%	44,863	36,083	69,237
SINOPEC SABIC Tianjin Petrochemical Company Limited	Tianjin	Khaled A. Almana	6,120	50%	22,745	16,042	23,756
State Power-Sinopec (Ningxia) Energy Chemical Company Limited	Ningxia Hui Autonomous Region	Yang Dong	4,600	50%	11,145	7,599	—
2. Associates
Sinopec Finance Company Limited	Beijing	Liu Yun	10,000	49%	124,544	108,761	3,329
China Aviation Oil Supply Company Limited	Beijing	Sun Li	3,800	29%	18,607	11,158	102,467
Zhongtian Synergetic Energy Company Limited	Inner Mongolia	Cao Zumin	5,404	38.75%	8,007	215	—
Shanghai Chemical Industry Park Development Company Limited	Shanghai	Rong Guangdao	2,372	38.26%	6,402	2,580	6
Shanghai Petroleum Company Limited	Shanghai	Xu Guobao	900	30%	3,535	511	1,069

All the jointly controlled entities and associates above are limited companies.

The Group’s effective share of interest in the jointly controlled entities’ net assets, operating income and net (loss)/profit are as follows:

	2012	2011
	RMB millions	RMB millions
Net assets	21,388	19,992
Operating income	72,495	70,026
Net (loss)/profit	(804)	1,564

The Group’s effective share of interest in the above-mentioned principal associates’ net assets, operating income and net profit are as follows:

	2012	2011
	RMB millions	RMB millions
Net assets	15,283	13,512
Operating income	31,670	27,185
Net profit	1,292	1,290

Other equity investments represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and natural gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the Group has no control on the entities.

For the year ended 31 December 2012, the Group and the Company had no individually significant long-term investments which had been provided for impairment losses.

12  FIXED ASSETS

The Group – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Cost/valuation:
Balance at 1 January 2012	556,067	231,602	136,787	214,817	14,957	1,154,230
Additions for the year	3,034	89	996	205	14	4,338
Transferred from construction in progress	58,201	19,615	12,318	6,625	1,024	97,783
Reclassifications	(410)	5,598	399	(8,035)	2,448	—
Decreases for the year	(2,388)	(2,642)	(10,001)	(3,401)	(1,262)	(19,694)
Balance at 31 December 2012	614,504	254,262	140,499	210,211	17,181	1,236,657
Accumulated depreciation:
Balance at 1 January 2012	268,543	113,077	41,161	128,720	5,467	556,968
Additions for the year	39,103	12,119	7,401	8,479	1,078	68,180
Reclassifications	3,500	2,605	(1,017)	(6,085)	997	—
Decreases for the year	(1,883)	(1,589)	(2,857)	(2,247)	(107)	(8,683)
Balance at 31 December 2012	309,263	126,212	44,688	128,867	7,435	616,465
Provision for impairment losses:
Balance at 1 January 2012	11,861	2,953	2,601	13,903	8	31,326
Additions for the year	1,006	—	8	—	—	1,014
Reclassifications	(685)	(25)	12	681	17	—
Decreases for the year	(87)	(90)	(282)	(656)	(2)	(1,117)
Balance at 31 December 2012	12,095	2,838	2,339	13,928	23	31,223
Net book value:
Balance at 31 December 2012	293,146	125,212	93,472	67,416	9,723	588,969
Balance at 31 December 2011	275,663	115,572	93,025	72,194	9,482	565,936

The Company – by segment

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Cost/valuation:
Balance at 1 January 2012	490,131	189,472	110,785	137,579	12,680	940,647
Additions for the year	2,350	9	923	24	10	3,316
Transferred from construction in progress	52,727	11,063	10,041	4,282	930	79,043
Reclassifications	358	3,282	1,039	(5,995)	1,316	—
Transferred to subsidiaries	(13,836)	(269)	(96)	(283)	—	(14,484)
Other decreases for the year	(2,102)	(2,509)	(9,893)	(2,137)	(1,247)	(17,888)
Balance at 31 December 2012	529,628	201,048	112,799	133,470	13,689	990,634
Accumulated depreciation:
Balance at 1 January 2012	232,362	95,299	34,892	76,883	4,354	443,790
Additions for the year	33,319	9,363	6,060	5,651	903	55,296
Reclassifications	3,572	757	(1,103)	(3,901)	675	—
Transferred to subsidiaries	(2,149)	(137)	(32)	(172)	—	(2,490)
Other decreases for the year	(1,780)	(1,512)	(2,794)	(1,276)	(95)	(7,457)
Balance at 31 December 2012	265,324	103,770	37,023	77,185	5,837	489,139
Provision for impairment losses:
Balance at 1 January 2012	9,622	2,875	2,507	11,020	8	26,032
Additions for the year	1,006	—	8	—	—	1,014
Reclassifications	(639)	(26)	11	639	15	—
Decreases for the year	(87)	(90)	(281)	(508)	(2)	(968)
Balance at 31 December 2012	9,902	2,759	2,245	11,151	21	26,078
Net book value:
Balance at 31 December 2012	254,402	94,519	73,531	45,134	7,831	475,417
Balance at 31 December 2011	248,147	91,298	73,386	49,676	8,318	470,825

12  FIXED ASSETS (Continued)

The Group – by asset class

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2012	68,476	474,749	611,005	1,154,230
Additions for the year	369	2,848	1,121	4,338
Transferred from construction in progress	4,445	44,829	48,509	97,783
Reclassifications	15,696	(65,498)	49,802	—
Decreases for the year	(2,771)	(69)	(16,854)	(19,694)
Balance at 31 December 2012	86,215	456,859	693,583	1,236,657
Accumulated depreciation:
Balance at 1 January 2012	32,649	231,346	292,973	556,968
Additions for the year	2,757	30,293	35,130	68,180
Reclassifications	(2,867)	(14,827)	17,694	—
Decreases for the year	(459)	(32)	(8,192)	(8,683)
Balance at 31 December 2012	32,080	246,780	337,605	616,465
Provision for impairment losses:
Balance at 1 January 2012	2,439	11,817	17,070	31,326
Additions for the year	—	1,006	8	1,014
Reclassifications	3	(1,818)	1,815	—
Decreases for the year	(32)	—	(1,085)	(1,117)
Balance at 31 December 2012	2,410	11,005	17,808	31,223
Net book value:
Balance at 31 December 2012	51,725	199,074	338,170	588,969
Balance at 31 December 2011	33,388	231,586	300,962	565,936

The Company – by asset class

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2012	50,067	415,374	475,206	940,647
Additions for the year	353	2,164	799	3,316
Transferred from construction in progress	3,340	40,214	35,489	79,043
Reclassifications	16,898	(65,204)	48,306	—
Transferred to subsidiaries	(108)	—	(14,376)	(14,484)
Other decreases for the year	(2,541)	—	(15,347)	(17,888)
Balance at 31 December 2012	68,009	392,548	530,077	990,634
Accumulated depreciation:
Balance at 1 January 2012	20,956	197,292	225,542	443,790
Additions for the year	2,180	24,810	28,306	55,296
Reclassifications	2,255	(14,428)	12,173	—
Transferred to subsidiaries	(52)	—	(2,438)	(2,490)
Other decreases for the year	(388)	—	(7,069)	(7,457)
Balance at 31 December 2012	24,951	207,674	256,514	489,139
Provision for impairment losses:
Balance at 1 January 2012	1,960	9,616	14,456	26,032
Additions for the year	—	1,006	8	1,014
Reclassifications	(160)	(1,211)	1,371	—
Decreases for the year	(32)	—	(936)	(968)
Balance at 31 December 2012	1,768	9,411	14,899	26,078
Net book value:
Balance at 31 December 2012	41,290	175,463	258,664	475,417
Balance at 31 December 2011	27,151	208,466	235,208	470,825

The additions of oil and gas properties in the exploration and production segment of the Group and the Company for year ended 31 December 2012 included RMB 2,833 million (2011: RMB 2,425 million) and RMB 2,164 million (2011: RMB 2,302 million), respectively of the estimated dismantlement costs for site restoration (Note 30).

12  FIXED ASSETS (Continued)

Impairment losses on long-lived assets for the year ended 31 December 2012 primarily represent impairment losses recognised for the exploration and production (“E&P”) segment of RMB 1,006 million (2011: RMB 2,153 million) of property, plant and equipment. The primary factor resulting in the E&P segment impairment losses for the year ended 31 December 2012 was high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 12.5% (2011: 12.0%). The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

At 31 December 2012 and 2011, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2012 and 2011, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2012 and 2011, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13  CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2012	37,708	21,923	36,084	14,277	2,042	112,034
Additions for the year	85,988	35,397	25,862	20,993	1,995	170,235
Reclassification	—	275	—	(275)	—	—
Dry hole costs written off	(7,988)	—	—	—	—	(7,988)
Transferred to fixed assets	(58,201)	(19,615)	(12,318)	(6,625)	(1,024)	(97,783)
Other decreases	(383)	(698)	(5,238)	(127)	(352)	(6,798)
Balance at 31 December 2012	57,124	37,282	44,390	28,243	2,661	169,700
Provision for impairment losses:
Balance at 1 January/31 December 2012	—	516	207	—	—	723
Net book value:
Balance at 31 December 2012	57,124	36,766	44,183	28,243	2,661	168,977
Balance at 31 December 2011	37,708	21,407	35,877	14,277	2,042	111,311

At 31 December 2012, major construction projects of the Group are as follows:

							Accumulated
							interest
		Balance	Net	Balance			capitalised
		at 1	additions	at 31	Percentage		at 31
	Budgeted	January	for the	December	of		December
Project name	amount	2012	year	2012	Completion	Source of funding	2012
	RMB millions	RMB millions	RMB millions	RMB millions	%		RMB millions
Wuhan 800,000 tonnes per year Ethylene Construction Project	16,563	8,533	6,201	14,734	89%	Bank loans & self-financing	715
Anqing Sour Crude Oil Processing Adaptation Revamping and Oil Quality Upgrading Project	6,769	2,212	2,943	5,155	76%	Bank loans & self-financing	170
Jinling Oil Quality Upgrading Project	4,989	1,980	1,627	3,607	85%	Bank loans & self-financing	69
Maoming Oil Quality Upgrading Project	4,414	945	2,165	3,110	80%	Bank loans & self-financing	91
Yangzi Oil Quality Upgrading and Inferior Crude Oil Reconstruction Project	7,865	577	2,017	2,594	34%	Bank loans & self-financing	23

13  CONSTRUCTION IN PROGRESS (Continued)

The Company

	Exploration		Marketing
	and		and
	production	Refining	distribution	Chemicals	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost/valuation:
Balance at 1 January 2012	36,675	19,206	33,228	11,229	2,026	102,364
Additions for the year	80,197	23,884	21,661	16,380	1,575	143,697
Dry hole costs written off	(7,988)	—	—	—	—	(7,988)
Transferred to fixed assets	(52,727)	(11,063)	(10,041)	(4,282)	(930)	(79,043)
Other decreases	(373)	(171)	(5,030)	(338)	(196)	(6,108)
Balance at 31 December 2012	55,784	31,856	39,818	22,989	2,475	152,922
Provision for impairment losses:
Balance at 1 January/31 December 2012	—	516	207	—	—	723
Net book value:
Balance at 31 December 2012	55,784	31,340	39,611	22,989	2,475	152,199
Balance at 31 December 2011	36,675	18,690	33,021	11,229	2,026	101,641

14  INTANGIBLE ASSETS

The Group

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost:
Balance at 1 January 2012	29,815	3,632	2,665	6,106	1,903	44,121
Additions for the year	13,278	76	151	5,747	324	19,576
Decreases for the year	(91)	(4)	(101)	(2)	(12)	(210)
Balance at 31 December 2012	43,002	3,704	2,715	11,851	2,215	63,487
Accumulated amortisation:
Balance at 1 January 2012	3,650	2,544	983	668	973	8,818
Additions for the year	2,923	183	272	691	250	4,319
Decreases for the year	(11)	(4)	(40)	—	(10)	(65)
Balance at 31 December 2012	6,562	2,723	1,215	1,359	1,213	13,072
Provision for impairment losses:
Balance at 1 January 2012	56	304	85	—	16	461
Additions for the year	145	—	—	37	—	182
Decreases for the year	(1)	—	(61)	—	—	(62)
Balance at 31 December 2012	200	304	24	37	16	581
Net book value:
Balance at 31 December 2012	36,240	677	1,476	10,455	986	49,834
Balance at 31 December 2011	26,109	784	1,597	5,438	914	34,842
Amortisation of the intangible assets of the Group charged for the year ended 31 December 2012 is RMB 2,276 million (2011: RMB 1,561 million).

14  INTANGIBLE ASSETS (Continued)

The Company

	Land use		Non-patent	Operation
	rights	Patents	technology	rights	Others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost:
Balance at 1 January 2012	22,578	2,845	2,503	5,986	1,449	35,361
Additions for the year	12,855	38	150	5,542	265	18,850
Transferred to subsidiaries	(73)	—	—	—	—	(73)
Other decreases for the year	(25)	(4)	(32)	(2)	(8)	(71)
Balance at 31 December 2012	35,335	2,879	2,621	11,526	1,706	54,067
Accumulated amortisation:
Balance at 1 January 2012	1,940	2,202	953	663	753	6,511
Additions for the year	2,683	133	266	647	188	3,917
Transferred to subsidiaries	(3)	—	—	—	—	(3)
Other decreases for the year	(1)	(4)	(32)	—	(8)	(45)
Balance at 31 December 2012	4,619	2,331	1,187	1,310	933	10,380
Provision for impairment losses:
Balance at 1 January 2012	48	304	24	—	16	392
Additions for the year	145	—	—	37	—	182
Decreases for the year	(1)	—	—	—	—	(1)
Balance at 31 December 2012	192	304	24	37	16	573
Net book value:
Balance at 31 December 2012	30,524	244	1,410	10,179	757	43,114
Balance at 31 December 2011	20,590	339	1,526	5,323	680	28,458

Amortisation of the intangible assets of the Company charged for the year ended 31 December 2012 is RMB 1,904 million (2011: RMB 1,220 million).

15  GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

	2012	2011
	RMB millions	RMB millions
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individual significant goodwill	204	2,159
	6,257	8,212

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.5% to 12.5% (2011: 12.0% to 12.7%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

During the year ended 31 December 2012, the Group adjusted the carrying amounts of certain identifiable assets acquired in prior periods and corresponding goodwill, that are insignificant to the Group, has been adjusted accordingly.

16  LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17  DEFERRED TAX ASSETS AND LIABILITIES

The Group

	Assets		Liabilities		Net balance
	2012	2011	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	3,292	3,105	—	—	3,292	3,105
Accruals	421	1,844	—	—	421	1,844
Cash flow hedges	36	7	—	—	36	7
Non-current
Fixed assets	7,467	6,163	(15,661)	(14,785)	(8,194)	(8,622)
Tax value of losses carried forward	3,051	1,550	—	—	3,051	1,550
Convertible bonds	—	—	(364)	(379)	(364)	(379)
Others	863	729	(18)	(17)	845	712
Deferred tax assets/(liabilities)	15,130	13,398	(16,043)	(15,181)	(913)	(1,783)

The Company

	Assets		Liabilities		Net balance
	2012	2011	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	2,741	2,706	—	—	2,741	2,706
Accruals	330	1,780	—	—	330	1,780
Non-current
Fixed assets	6,324	5,088	(8,367)	(6,954)	(2,043)	(1,866)
Convertible bonds	—	—	(364)	(379)	(364)	(379)
Others	751	675	(18)	(17)	733	658
Deferred tax assets/(liabilities)	10,146	10,249	(8,749)	(7,350)	1,397	2,899

At 31 December 2012, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 11,510 million (2011: RMB 8,082 million), of which RMB 3,852 million (2011: RMB 2,936 million) was incurred for the year ended 31 December 2012, because it was not probable that the related tax benefit will be realised. These deductable losses carried forward of RMB 2,994 million, RMB 825 million, RMB 365 million, RMB 3,474 million and RMB 3,852 million will expire in 2013, 2014, 2015, 2016 and 2017, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2012, write-down of deferred tax assets amounted to RMB 180 million related to the expiration of tax losses (2011: RMB 533 million).

18  OTHER NON-CURRENT ASSETS

The balance of other non-current assets mainly represents prepayments for construction projects and purchases of equipment.

19  DETAILS OF IMPAIRMENT LOSSES

At 31 December 2012, impairment losses of the Group are analysed as follows:

		Balance at	Provision	Written	Written	Other	Balance at
		1 January	for the	back for	off for	increase/	31 December
	Note	2012	year	the year	the year	(decrease)	2012
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Allowance for doubtful accounts
Included: Accounts receivable	7	1,012	44	(155)	(202)	—	699
Other receivables	8	1,881	47	(117)	(113)	—	1,698
		2,893	91	(272)	(315)	—	2,397
Inventories	10	1,382	7,419	(378)	(7,943)	11	491
Long-term equity investments	11	178	—	—	(12)	—	166
Fixed assets	12	31,326	1,014	—	(984)	(133)	31,223
Construction in progress	13	723	—	—	—	—	723
Intangible assets	14	461	—	—	(62)	182	581
Goodwill		7,657	—	—	—	—	7,657
Others		24	36	(4)	—	3	59
Total		44,644	8,560	(654)	(9,316)	63	43,297

At 31 December 2012, impairment losses of the Company are analysed as follows:

		Balance at	Provision	Written	Written	Other	Balance at
		1 January	for the	back for	off for		31 December
	Note	2012	year	the year	the year	increase	2012
		RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Allowance for doubtful accounts
Included: Accounts receivable	7	857	31	(152)	(190)	—	546
Other receivables	8	1,999	46	(101)	(110)	—	1,834
		2,856	77	(253)	(300)	—	2,380
Inventories	10	715	6,141	(7)	(5,874)	(746)	229
Long-term equity investments	11	6,398	—	—	(6)	—	6,392
Fixed assets	12	26,032	1,014	—	(835)	(133)	26,078
Construction in progress	13	723	—	—	—	—	723
Intangible assets	14	392	—	—	(1)	182	573
Others		22	33	(3)	—	3	55
Total		37,138	7,265	(263)	(7,016)	(694)	36,430

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20  SHORT-TERM LOANS

The Group’s and the Company’s short-term loans represent:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Short-term bank loans	27,597	25,036	1,070	3,401
Loans from Sinopec Group Company and fellow subsidiaries	42,631	11,949	622	441
Total	70,228	36,985	1,692	3,842

At 31 December 2012, the Group’s and the Company’s weighted average interest rates per annum on short-term loans were 1.9% (2011: 3.5%) and 4.7% (2011: 5.9%), respectively. The majority of the above loans are by credit.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 31 December 2012 and 2011, the Group and the Company had no significant overdue short-term loan.

21  BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

22  ACCOUNTS PAYABLE

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of accounts payable.

At 31 December 2012 and 2011, the Group and the Company had no individually significant accounts payable aged over one year.

23  ADVANCES FROM CUSTOMERS

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of advances from customers.

At 31 December 2012 and 2011, the Group and the Company had no individually significant advances from customers aged over one year.

24  EMPLOYEE BENEFITS PAYABLE

At 31 December 2012 and 2011, the Group’s and the Company’s employee benefits payable primarily represented wages payable and social insurance payable.

25  TAXES PAYABLE

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Recoverable value-added tax	(16,494)	(9,251)	(14,592)	(9,753)
Consumption tax	16,572	18,455	12,991	14,090
Income tax	6,045	4,054	4,924	2,901
Special oil income levy	9,515	19,042	9,509	19,035
Resources tax	1,239	1,118	1,182	1,054
Other taxes	5,108	6,204	3,840	4,726
Total	21,985	39,622	17,854	32,053

26  OTHER PAYABLES

At 31 December 2012 and 2011, the Group’s and the Company’s other payables primarily represented payables for constructions.

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other payables.

At 31 December 2012 and 2011, the Group and the Company had no individually significant other payables aged over three years.

As at 31 December 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in 2012. Due to the high purchase costs of crude oil of these contracts, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 5,800 million was recognised as at 31 December 2011. The amount of provision for onerous contracts as at 31 December 2011 approximated the actual losses incurred from these non-cancellable purchase commitment contracts during the year ended 31 December 2012 and the provision has been utilised accordingly. Management expects the economic benefits to be derived from non-cancellable purchase commitment contracts entered into by the Group as at 31 December 2012 would be higher than the unavoidable cost of meeting the obligations under these contracts. Therefore, the Group did not recognise such a provision as at 31 December 2012.

27  NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s and the Company’s non-current liabilities due within one year represent:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Long-term bank loans
– Renminbi loans	15,260	4,248	15,255	4,248
– Japanese Yen loans	76	306	76	306
– US Dollar loans	51	55	23	25
	15,387	4,609	15,354	4,579
Long-term other loans
– Renminbi loans	69	69	—	—
– US Dollar loans	10	10	2	2
	79	79	2	2
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	110	200	110	200
– US Dollar loans	178	—	178	—
	288	200	288	200
Long-term loans due within one year	15,754	4,888	15,644	4,781
Debentures payable due within one year	—	38,500	—	38,500
Non-current liabilities due within one year	15,754	43,388	15,644	43,281

At 31 December 2012 and 2011, the Group and the Company had no significant overdue long-term loans.

28  LONG-TERM LOANS

The Group’s and the Company’s long-term loans represent:

		The Group		The Company
	Interest rate and final maturity	2012	2011	2012	2011
		RMB millions	RMB millions	RMB millions	RMB millions
Long-term bank loans
Renminbi loans	Interest rates ranging from interest free to
	6.9% per annum at 31 December 2012
	with maturities through 2025	16,770	19,620	15,407	19,460
Japanese Yen loans	Interest rates 2.6% per annum
	at 31 December 2012
	with maturities through 2024	785	1,179	785	1,179
US Dollar loans	Interest rates ranging from interest free to
	1.55% per annum at 31 December 2012
	with maturities through 2031	353	415	229	253
Less: Current portion		(15,387)	(4,609)	(15,354)	(4,579)
Long-term bank loans		2,521	16,605	1,067	16,313
Long-term other loans
Renminbi loans	Interest free at 31 December 2012 with
	maturities through 2014	208	208	140	140
US Dollar loans	Interest rates ranging from interest free
	to 4.89% per annum at 31 December 2012
	with maturities through 2015	19	23	10	14
Less: Current portion		(79)	(79)	(2)	(2)
Long-term other loans		148	152	148	152
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi loans	Interest rates ranging from interest free
	to 6.98% per annum at 31 December 2012
	with maturities through 2020	37,700	37,763	37,455	37,518
US Dollar loans	Interest rates 2.06% per annum at
	31 December 2012 with maturity in 2013	186	—	178	—
Less: Current portion		(288)	(200)	(288)	(200)
Long-term loans from Sinopec Group Company and fellow subsidiaries		37,598	37,563	37,345	37,318
Total		40,267	54,320	38,560	53,783

The maturity analysis of the Group’s and the Company’s long-term loans is as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Between one and two years	1,520	15,442	1,441	15,289
Between two and five years	2,378	2,340	750	1,973
After five years	36,369	36,538	36,369	36,521
Total long-term loans	40,267	54,320	38,560	53,783

At 31 December 2012, the top five long-term loans (including long-term loans due within one year) of the Group are set out below:

					Remaining	Remaining
				Interest	balance at 31	balance at 31
Lenders	Borrowing dates	Maturity dates	Currency	rate	December 2012	December 2011
					RMB millions	RMB millions
Sinopec Group Company	18 October 2000	31 December 2020	RMB	Interest free	35,561	35,561
China Development Bank	20 January 2005	20 December 2013	RMB	5.90%	5,000	7,000
Agricultural Bank of China	2 March 2010	2 November 2013	RMB	5.54%	3,500	3,500
Bank of China	31 August 2010	31 August 2013	RMB	5.54%	1,996	2,000
Bank of China	19 November 2010	18 November 2013	RMB	5.54%	1,996	2,000

Except for the balances disclosed in Note 48, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

Long-term loans are primarily unsecured, and carried at amortised costs.

29  DEBENTURES PAYABLE

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Short-term corporate bonds (i)	30,000	—	30,000	—
Debentures payable:
– Corporate Bonds (ii)	60,000	78,500	60,000	78,500
– 2007 Convertible Bonds (iii)	10,956	10,415	10,956	10,415
– Bonds with Warrants (iv)	28,327	27,095	28,327	27,095
– 2011 Convertible Bonds (v)	22,566	22,627	22,566	22,627
Less: Current portion	—	(38,500)	—	(38,500)
	121,849	100,137	121,849	100,137

Note:

(i)  The Company issued 270-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on 25 July 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 3.11% per annum.

The Company issued 90-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on 25 October 2012 at par value of RMB 100. The effective yield of the 90-day corporate bonds is 3.70% per annum.

The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 8 November 2012 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 3.88% per annum.

The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 19 November 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 3.90% per annum.

(ii)  These corporate bonds are guaranteed by Sinopec Group Company and are carried at amortised cost.

(iii)  On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The 2007 Convertible Bonds are convertible into shares of the Company from 4 June 2007 onwards at a price of HKD 10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events, which have a dilutive effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended 31 December 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

During the year ended 31 December 2012, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 10.60 per share as the result of dividend distribution.

At 31 December 2012, the carrying amounts of liability and derivative components, representing the Conversion Option, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,842 million (2011: RMB 10,345 million) and RMB 114 million (2011: RMB 70 million), respectively. No conversion of the 2007 Convertible Bonds occurred up to 31 December 2012.

At 31 December 2012 and 2011, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2012	2011
Stock price of H shares	HKD 8.78	HKD 8.17
Conversion price	HKD 10.60	HKD 10.76
Option adjusted spread	150 basis points	200 basis points
Average risk free rate	0.39%	0.72%
Average expected life	1.3 years	2.3 years

Any changes in the major inputs into the Black-Scholes Model will result in changes in the fair value of the derivative component. The change in the fair value of the derivative component from 31 December 2011 to 31 December 2012 resulted in an unrealised loss from changes in fair value of RMB 43 million (2011: an unrealised gain of RMB 259 million), which has been recorded as “gain/(loss) from changes in fair value” in the income statement for the year ended 31 December 2012.

The initial carrying amount of the liability component is the residual amount, which is the cash proceeds from issuance of debentures after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. If the aforesaid derivative component has not been separated out and the entire 2007 Convertible Bonds is considered as the liability component, the effective interest rate would have been 3.03%.

(iv)  On 26 February 2008, the Company issued convertible bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants were guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option or other derivative components. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.40% to the liability component.

29  DEBENTURES PAYABLE (Continued)

Note: (Continued)

(v)  On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

At 31 December 2012, the carrying amounts of the liability component and the derivative component were RMB 20,104 million (2011: RMB 20,017 million) and RMB 2,462 million (2011: RMB 2,610 million), respectively.

During the year ended 31 December 2012, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 6.98 per share as a result of the final dividends for the year ended 31 December 2011 and the interim dividends for the year ended 31 December 2012 declared and paid during the year.

During the year ended 31 December 2012, RMB 857,033 thousand of the 2011 Convertible Bonds were converted into 117,724,450 A shares of the Company.

At 31 December 2012 and 2011, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The following are the major inputs used in the Binomial Model:

	2012	2011
Stock price of A shares	RMB 6.92	RMB 7.18
Conversion price	RMB 6.98	RMB 7.28
Credit spread	120 basis points	180 basis points
RMB onshore swap rate	3.66%	2.81%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2011 to 31 December 2012 resulted in an unrealised loss of RMB 19 million (2011: RMB an unrealised gain of RMB 1,000 million), which has been recorded as “gain/(loss) from changes in fair value” in the income statement for the year ended 31 December 2012.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component on 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2011 Convertible Bonds been considered as the liability component, the effective interest rate would have been 2.07%.

30  PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

	The Group	The Company
	RMB millions	RMB millions
Balance at 1 January 2012	18,317	17,114
Provision for the year	2,833	2,164
Accretion expenses	856	798
Utilised for the year	(480)	(478)
Exchange adjustment	(1)	—
Balance at 31 December 2012	21,525	19,598

31  SHARE CAPITAL

	The Group and the Company
	2012	2011
	RMB millions	RMB millions
Registered, issued and fully paid:
70,039,798,886 domestic listed A shares (2011: 69,922,074,436) of RMB 1.00 each	70,040	69,922
16,780,488,000 overseas listed H shares (2011:16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,820	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares) at prices of HKD 1.59 and USD 20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

In July 2001, the Company issued 2,800,000,000 listed A shares with a par value of RMB 1.00 each at RMB 4.22.

During the year ended 31 December 2012, the Company issued 117,724,450 (2011: 34,662) listed A shares with a par value of RMB 1.00 each, as a result of conversion exercised by the holders of the 2011 Convertible Bonds.

KPMG Huazhen and KPMG Huazhen (Special General Partnership) had verified the above paid-in capital and issued capital verification reports.

All A shares and H shares rank pari passu in all material aspects.

32  CAPITAL RESERVE

The movements in capital reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions
Balance at 1 January 2012	29,583	37,983
Changes in fair value of cash flow hedge, net of deferred tax (Note 45)	(151)	—
Changes in fair value of available-for-sale financial assets, net of deferred tax (i)	26	—
Share of other comprehensive income in associates	79	79
Exercise of conversion of the 2011 Convertible Bonds	799	799
Rights issue of shares by a subsidiary, net of issuance costs (ii)	(18)	—
Acquisition of minority interests of subsidiaries (iii)	(79)	—
Government grants	337	287
Others	(2)	(2)
Balance at 31 December 2012	30,574	39,146

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired; and (d) adjustment for changes in fair value of available-for-sale financial assets.

Note:

(i)  The available-for-sale financial assets held by the Group and the Company are carried at fair value with any changes in fair value, net of deferred tax, recognised directly in capital reserve.

(ii)  During the year ended 31 December 2012, a subsidiary of the Group completed rights issue to its existing shareholders, and the issuance costs were adjusted to capital reserve.

(iii)  During the year ended 31 December 2012, the Group acquired minority interests from subsidiaries. The difference between the considerations paid over total amounts of the net assets acquired was recognised in capital reserve.

33  SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

	The Group	The Company
	RMB millions	RMB millions
Balance at 1 January 2012	3,115	2,571
Provision for the year	5,667	4,859
Utilisation for the year	(5,232)	(4,413)
Balance at 31 December 2012	3,550	3,017

34  SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group and the Company
	Statutory	Discretionary
	surplus	surplus
	reserve	reserve	Total
	RMB millions	RMB millions	RMB millions
Balance at 1 January 2012	61,263	117,000	178,263
Appropriation	6,340	—	6,340
Balance at 31 December 2012	67,603	117,000	184,603

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)  10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)  After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

35  OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Income from principal operations	2,733,618	2,463,767	1,576,471	1,501,469
Income from other operations	52,427	41,916	49,927	40,296
Total	2,786,045	2,505,683	1,626,398	1,541,765
Operating cost	2,372,235	2,093,199	1,294,326	1,221,616

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 53.

For the year ended 31 December 2012, revenue from sales to top five customers amounted to RMB 286,800 million (2011: RMB 213,300 million) which accounted for 10% (2011: 9%) of total operating income of the Group.

36  SALES TAXES AND SURCHARGES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Consumption tax	129,044	126,023	99,753	95,608
Special oil income levy	29,319	37,600	27,413	35,265
City construction tax	12,443	13,018	9,697	9,897
Education surcharge	9,436	9,441	7,462	7,201
Resources tax	7,610	3,185	7,171	3,078
Business tax	631	682	518	551
Total	188,483	189,949	152,014	151,600

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

37  FINANCIAL EXPENSES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Interest expenses incurred	12,069	9,398	10,922	8,788
Less: Capitalised interest expenses	1,708	898	1,461	813
Net interest expenses	10,361	8,500	9,461	7,975
Accretion expenses (Note 30)	856	741	798	690
Interest income	(1,254)	(1,584)	(1,188)	(1,603)
Net foreign exchange gain	(144)	(1,113)	(71)	(440)
Total	9,819	6,544	9,000	6,622

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2012 by the Group and the Company ranged from 2.6% to 6.2% (2011: 3.1% to 6.9%).

38  EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

39  IMPAIRMENT LOSSES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Receivables	(181)	(134)	(176)	(234)
Inventories	7,041	3,142	6,134	2,507
Long-term equity investments	—	2	—	2
Fixed assets	1,014	2,781	1,014	2,749
Construction in progress	—	28	—	28
Others	32	(8)	30	(7)
Total	7,906	5,811	7,002	5,045

40  GAIN FROM CHANGES IN FAIR VALUE

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Changes in fair value of financial assets and liabilities held for trading	246	146	152	69
Fair value (loss)/gain on the embedded derivative component of the convertible bonds (Note 29(iii) and (v))	(62)	1,259	(62)	1,259
Others	22	18	—	—
Total	206	1,423	90	1,328

41  INVESTMENT INCOME

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Income from investment accounted for under cost method	85	123	14,611	16,015
Income from investment accounted for under equity method	1,626	4,152	1,582	2,881
Investment income from disposal of long-term equity investments	95	5	297	2
Investment income from holding/disposal of available-for-sale financial assets	9	11	—	—
Investment loss from disposal of financial assets and liabilities held for trading	(314)	(261)	—	—
(Loss)/gain from ineffective portion of cash flow hedge	(4)	142	—	—
Others	43	14	336	312
Total	1,540	4,186	16,826	19,210

42  NON-OPERATING INCOME

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Gain on disposal of non-current assets	931	1,412	889	1,361
Government grants	2,814	1,400	2,414	1,243
Others	828	599	642	425
Total	4,573	3,411	3,945	3,029

43  NON-OPERATING EXPENSES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Loss on disposal of non-current assets	798	658	679	491
Fines, penalties and compensation	181	236	176	231
Donations	231	90	226	86
Others	1,182	755	1,117	738
Total	2,392	1,739	2,198	1,546

44  INCOME TAX EXPENSE

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Provision for income tax for the year	23,950	22,731	13,049	12,147
Deferred taxation	(826)	2,676	1,313	983
Under-provision for income tax in respect of preceding year	572	367	718	285
Total	23,696	25,774	15,080	13,415

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Profit before taxation	90,107	102,638	78,480	78,936
Expected income tax expense at a tax rate of 25%	22,527	25,660	19,620	19,734
Tax effect of non-deductible expenses	536	542	400	447
Tax effect of non-taxable income	(679)	(1,542)	(3,813)	(5,272)
Tax effect of preferential tax rate (Note)	(2,085)	(1,817)	(1,857)	(1,779)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,911	1,587	—	—
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(241)	(394)	—	—
Tax effect of unrecognised temporary differences	12	104	12	—
Tax effect of tax losses not recognised	963	734	—	—
Write-down of deferred tax assets	180	533	—	—
Adjustment for under-provision for income tax in respect of preceding year	572	367	718	285
Actual income tax expense	23,696	25,774	15,080	13,415

Note: The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

45  OTHER COMPREHENSIVE INCOME

(a)  Tax effects relating to each component of other comprehensive income

The Group

	2012			2011
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cash flow hedges	(180)	29	(151)	166	(24)	142
Available-for-sale financial assets	26	—	26	(16)	1	(15)
Share of other comprehensive income of associates	80	—	80	(179)	—	(179)
Foreign currency translation differences	(44)	—	(44)	(676)	—	(676)
Other comprehensive income	(118)	29	(89)	(705)	(23)	(728)

The Company

	2012			2011
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Available-for-sale financial assets	—	—	—	(5)	1	(4)
Share of other comprehensive income in associates	79	—	79	(182)	—	(182)
Other comprehensive income	79	—	79	(187)	1	(186)

(b)  Reclassification adjustments relating to components of other comprehensive income

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(438)	(2,926)	—	—
Amounts transferred to initial carrying amount of hedged items	—	(14)	—	—
Reclassification adjustments for amounts transferred to the operating income/costs for the year	258	3,106	—	—
Net deferred tax benefit/(expense) recognised in other comprehensive income	29	(24)	—	—
Net movement during the year recognised in other comprehensive income	(151)	142	—	—
Available-for-sale financial assets:
Changes in fair value recognised during the year	26	(16)	—	(5)
Net deferred tax benefit recognised in other comprehensive income	—	1	—	1
Net movement during the year recognised in other comprehensive income	26	(15)	—	(4)
Share of other comprehensive income in associates:
Net movement during the year recognised in other comprehensive income	80	(179)	79	(182)
Translation difference in foreign currency statements:
Net movement during the year recognised in other comprehensive income	(44)	(676)	—	—

46  DIVIDENDS

(a)  Dividends of ordinary shares declared after the balance sheet date
Pursuant to the resolution passed at the Directors’ meeting on 22 March 2013, final dividends for the year ending 31 December 2012 were proposed for shareholder’s approval at the Annual General Meeting, including a cash dividend of RMB 0.20 per share and a bonus shares dividend in the proportion of 2 for every 10 shares.

(b)  Dividends of ordinary shares declared during the year
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2012, the directors authorised to declare the interim dividends for the year ending 31 December 2012 of RMB 0.10, per share totalling RMB 8,682 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totalling RMB 17,364 million in respect of the year ended 31 December 2011 was declared.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2011, the directors authorised to declare the interim dividends for the year ending 31 December 2011 of RMB 0.10, per share totalling RMB 8,670 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared.

47  SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

(a)  Reconciliation of net profit to cash flows from operating activities:

		The Group		The Company
		2012	2011	2012	2011
		RMB millions	RMB millions	RMB millions	RMB millions
Net profit		66,411	76,864	63,400	65,521
Add:	Impairment losses on assets	7,906	5,811	7,002	5,045
	Depreciation of fixed assets	68,180	62,255	55,296	50,361
	Amortisation of intangible assets	2,276	1,561	1,904	1,220
	Dry hole costs written off	7,988	5,979	7,988	5,979
	Net gain on disposal of non-current assets	(16)	(754)	(93)	(870)
	Fair value gain	(206)	(1,423)	(90)	(1,328)
	Financial expenses	9,819	6,544	9,000	6,622
	Investment income	(1,540)	(4,186)	(16,826)	(19,210)
	(Increase)/decrease in deferred tax assets	(1,732)	2,430	103	1,833
	Increase/(decrease) in deferred tax liabilities	906	246	1,210	(850)
	Increase in inventories	(21,886)	(50,013)	(10,830)	(43,485)
	(Increase)/decrease in operating receivables	(19,732)	(26,479)	9,225	(7,851)
	Increase in operating payables	25,088	72,346	16,468	61,503
Net cash flow from operating activities		143,462	151,181	143,757	124,490

(b)  Net change in cash and cash equivalents:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Cash balance at the end of the year	209	247	167	235
Less: Cash balance at the beginning of the year	247	130	235	110
Add: Cash equivalents at the end of the year	10,247	24,400	5,300	20,617
Less: Cash equivalents at the beginning of the year	24,400	16,878	20,617	11,771
Net (decrease)/increase of cash and cash equivalents	(14,191)	7,639	(15,385)	8,971

(c)  The analysis of cash and cash equivalents held by the Group and the Company is as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Cash at bank and on hand
– Cash on hand	209	247	167	235
– Demand deposits	10,247	24,400	5,300	20,617
Cash and cash equivalents at the end of the year	10,456	24,647	5,467	20,852

48  RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)  Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Fu Chengyu
Registered capital	:	RMB 231,621 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly or indirectly holds 76.28% shareholding of the Company.

(2)  Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance Company Limited
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Associates of the Group:
Sinopec Railway Oil Marketing Company Limited
China Aviation Oil Supply Company Limited
Sinopec Changjiang Fuel Company Limited
BPZR (Ningbo) LPG Company Limited
China Shipping & Sinopec Suppliers Company Limited

Jointly controlled entities of the Group:
Shanghai Secco Petrochemical Company Limited
BASF-YPC Company Limited
Fujian Refining and Petrochemical Company Limited
SINOPEC SABIC Tianjin Petrochemical Company Limited

(3)  The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group		The Company
	Note	2012	2011	2012	2011
		RMB	RMB	RMB	RMB
		millions	millions	millions	millions
Sales of goods	(i)	313,919	301,456	148,669	153,071
Purchases	(ii)	129,005	134,828	41,366	53,891
Transportation and storage	(iii)	1,590	1,385	1,236	1,187
Exploration and development services	(iv)	48,831	44,392	47,395	43,040
Production related services	(v)	11,893	12,401	9,696	10,455
Ancillary and social services	(vi)	4,062	3,856	4,014	3,813
Operating lease charges	(vii)	7,408	7,479	7,080	7,161
Agency commission income	(viii)	154	25	—	—
Interest received	(ix)	116	151	399	449
Interest paid	(x)	1,228	615	329	223
Net deposits withdrawn from related parties	(ix)	3,108	1,483	3,758	828
Net loans obtained from/(repaid to) related parties	(xi)	30,805	(6,707)	296	(4,487)
Net entrusted loans repaid by/(provided to) subsidiaries	(xii)	—	—	3,370	(10,700)

The amounts set out in the table above in respect of the years ended 31 December 2012 and 2011 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

48  RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)  The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

As at 31 December 2012 and 2011, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, except for the disclosure set out in Note 52(b). Guarantees given to banks by the Group in respect of banking facilities to subsidiaries, associates and jointly controlled entities are disclosed in Note 52(b).

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary courses of business and on normal commercial terms or in accordance with agreements governing such transactions. This opinion has been confirmed by independent non-executive directors.

Note:

(i)  Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)  Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)  Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)  Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)  Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)  Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)  Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)  Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)  Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. Interest received includes the interest from loans provided to subsidiaries (Note (xii)).

(x)  Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)  The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries. The calculated periodic balance of average loan for the year ended 31 December 2012, which is based on monthly average balances, was RMB 77,741 million (2011: RMB 52,975 million).

(xii)  The Company provided entrusted loans to subsidiaries through financial organisation and recognised interest income in accordance with interest rates specified in the contracts.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the the year ended 31 December 2012. The terms of these agreements are summarised as follows:

(a)  The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

‧      the government-prescribed price;

‧      where there is no government-prescribed price, the government guidance price;

‧      where there is neither a government-prescribed price nor a government guidance price, the market price; or

‧      where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)  The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

48  RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)  The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

(c)  The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million (2011: RMB 6,727 million) per annum. However such amount cannot exceed the market price as determined by an independent third party.

(d)  The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)  The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(4)  Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities
The balances with the Group’s related parties at 31 December 2012 and 2011 are as follows:

	The ultimate holding company		Other related companies
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Cash and cash equivalents	—	—	4,012	7,120
Accounts receivable	18	8	18,765	15,381
Prepayments and other receivables	—	—	2,902	1,805
Other non-current assets	—	—	4,196	4,626
Accounts payable	—	—	11,093	9,795
Advances from customers	81	—	1,098	1,080
Other payables	21	40	10,095	8,594
Short-term loans	—	—	42,631	11,949
Long-term loans (including current portion) (Note)	—	—	37,886	37,763

Note: The Sinopec Group Company had lent an interest-free loan for 20 years amounted to RMB 35,561 million to the Group through Sinopec Finance Company Limited which was included in the long-term loans.

As at and for the year ended 31 December 2012 and 2011, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(5)  Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2012	2011
	RMB	RMB
	thousands	thousands
Short-term employee benefits	8,990	8,558
Retirement scheme contributions	478	420
	9,468	8,978

49  PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)  Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

(b)  Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

(c)  Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)  Allowances for doubtful accounts
Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(e)  Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

50  PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the year ended 31 December 2012. The following list contains only the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

			Actual	Percentage of	Minority
		Registered	investment	equity interest/	interests
		capital/	at 31	voting right	at 31
		paid-up	December	held by the	December
Full name of enterprise	Principal activities	capital	2012	Group	2012
		RMB	RMB		RMB
		millions	millions	%	millions
(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	1,400	1,856	100.00	—
Sinopec Sales Company Limited	Marketing and distribution of refined petroleum products	1,700	1,700	100.00	—
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	13,203	15,904	100.00	—
Fujian Petrochemical Company Limited (Note)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	5,019	2,410	50.00	1,999
Sinopec Shanghai Petrochemical Company Limited	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	7,200	7,258	55.56	7,462
Sinopec Kantons Holdings Limited	Trading of crude oil and petroleum products	HKD 207	HKD 2,822	72.34	1,519
Sinopec Yizheng Chemical Fibre Company Limited (Note)	Production and sale of polyester chips and polyester fibres	4,000	3,509	42.00	4,959
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	3,000	4,585	100.00	—
Sinopec (Hong Kong) Limited	Trading of crude oil and petrochemical products	HKD 5,477	5,370	100.00	—
(b) Subsidiaries established by the Group:
Sinopec Shell (Jiangsu) Petroleu Marketing Company Limited	Marketing and distribution of refined petroleum products	830	498	60.00	434
BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	800	480	60.00	427
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemicalproducts and petroleum products	5,000	4,250	85.00	475
Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	1,840	1,012	55.00	1,368
Sinopec Chemical Sales Company Limited	Marketing of petrochemical products	1,000	1,165	100.00	—
Sinopec International Petroleum Exploration and Production Limited	Investment in exploration, production and sales of petroleum and natural gas	8,000	8,000	100.00	—
Sinopec Fuel Oil Sales Company Limited	Marketing and distribution ofrefined petroleum products	2,200	2,771	100.00	—
(c) Subsidiaries acquired through business combination under common control:
Sinopec Zhongyuan Petrochemical Company Limited	Manufacturing of petrochemical products	2,400	2,246	93.51	17
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemicalproducts and petroleum products	3,986	2,990	75.00	1,534
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	1,595	5,357	100.00	—

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated in the PRC.

Note: The Company consolidated the financial statements of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.

51  COMMITMENTS

Operating lease commitments
The Group and the Company lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2012 and 2011, the future minimum lease payments of the Group and the Company under operating leases are as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	15,844	10,414	15,400	9,830
Between one and two years	14,983	9,764	14,678	9,503
Between two and three years	14,844	9,668	14,546	9,443
Between three and four years	14,745	9,585	14,480	9,319
Between four and five years	14,598	9,465	14,421	9,297
After five years	326,234	215,810	320,713	210,277
Total	401,248	264,706	394,238	257,669

Capital commitments
At 31 December 2012 and 2011, the capital commitments are as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Authorised and contracted for	202,745	192,792	176,105	170,698
Authorised but not contracted for	16,803	32,178	14,613	24,358
Total	219,548	224,970	190,718	195,056

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 424 million for the year ended 31 December 2012 (2011: RMB 438 million).

Estimated future annual payments are as follows:

	The Group and Company
	2012	2011
	RMB millions	RMB millions
Within one year	325	335
Between one and two years	163	105
Between two and three years	28	25
Between three and four years	27	26
Between four and five years	24	28
After five years	699	730
Total	1,266	1,249

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

52  CONTINGENT LIABILITIES

(a)  The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)  At 31 December 2012 and 2011, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below are as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Jointly controlled entities	574	703	245	283
Associates	75	79	—	4
Others	5,496	6,700	—	—
Total	6,145	7,482	245	287

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2012 and 2011, it is not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 4,813 million for the year ended 31 December 2012 (2011: RMB 4,228 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

53  SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)  Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)  Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)  Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)  Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)  Others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

53  SEGMENT REPORTING (Continued)

(1)  Information of reportable segmental revenues, profits or losses, assets and liabilities
The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments and deferred tax assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities and other non-current liabilities.

Reportable information on the Group’s operating segments is as follows:

	2012	2011
	RMB millions	RMB millions
Income from principal operations
Exploration and production
External sales	53,738	47,519
Inter-segment sales	174,571	173,115
	228,309	220,634
Refining
External sales	193,464	189,504
Inter-segment sales	1,071,387	1,015,855
	1,264,851	1,205,359
Marketing and distribution
External sales	1,453,541	1,335,569
Inter-segment sales	9,638	5,767
	1,463,179	1,341,336
Chemicals
External sales	356,150	368,658
Inter-segment sales	48,226	45,203
	404,376	413,861
Others
External sales	676,725	522,517
Inter-segment sales	635,046	610,585
	1,311,771	1,133,102
Elimination of inter-segment sales	(1,938,868)	(1,850,525)
Income from principal operations	2,733,618	2,463,767
Income from other operations
Exploration and production	28,876	21,204
Refining	6,061	6,713
Marketing and distribution	8,703	6,290
Chemicals	7,588	6,629
Others	1,199	1,080
Income from other operations	52,427	41,916
Consolidated operating income	2,786,045	2,505,683

53  SEGMENT REPORTING (Continued)

(1)  Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2012	2011
	RMB millions	RMB millions
Operating profit/(loss)
By segment
Exploration and production	69,466	71,221
Refining	(11,947)	(37,608)
Marketing and distribution	41,950	45,068
Chemicals	367	25,292
Others	(2,502)	(2,963)
Elimination	(1,335)	891
Total segment operating profit	95,999	101,901
Investment income/(loss)
Exploration and production	302	248
Refining	(862)	(417)
Marketing and distribution	1,193	1,181
Chemicals	412	2,506
Others	495	668
Total segment investment income	1,540	4,186
Financial expenses	(9,819)	(6,544)
Gain from changes in fair value	206	1,423
Operating profit	87,926	100,966
Add: Non-operating income	4,573	3,411
Less: Non-operating expenses	2,392	1,739
Profit before taxation	90,107	102,638
Assets
Segment assets
Exploration and production	359,195	322,241
Refining	303,190	270,884
Marketing and distribution	259,223	228,546
Chemicals	143,660	142,733
Others	100,367	77,272
Total segment assets	1,165,635	1,041,676
Cash at bank and on hand	10,864	25,197
Long-term equity investments	52,061	47,458
Deferred tax assets	15,130	13,398
Other unallocated assets	3,581	2,324
Total assets	1,247,271	1,130,053
Liabilities
Segment liabilities
Exploration and production	81,038	78,811
Refining	56,257	60,130
Marketing and distribution	85,284	80,507
Chemicals	27,893	29,977
Others	139,661	111,463
Total segment liabilities	390,133	360,888
Short-term loans	70,228	36,985
Short-term debentures payable	30,000	—
Non-current liabilities due within one year	15,754	43,388
Long-term loans	40,267	54,320
Debentures payable	121,849	100,137
Deferred tax liabilities	16,043	15,181
Other non-current liabilities	3,811	3,436
Other unallocated liabilities	8,585	6,193
Total liabilities	696,670	620,528

53  SEGMENT REPORTING (Continued)

(1)  Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2012	2011
	RMB millions	RMB millions
Capital expenditure
Exploration and production	78,272	58,749
Refining	32,161	25,767
Marketing and distribution	27,232	28,517
Chemicals	18,996	15,015
Others	2,061	2,136
	158,722	130,184
Depreciation, depletion and amortisation
Exploration and production	39,283	35,455
Refining	12,270	11,519
Marketing and distribution	8,792	7,202
Chemicals	8,883	8,457
Others	1,228	1,183
	70,456	63,816
Impairment losses on long-lived assets
Exploration and production	1,006	2,153
Refining	—	78
Marketing and distribution	8	271
Chemicals	—	308
Others	—	1
	1,014	2,811

(2)  Geographical information
The following tables set out information about the geographical information of (i) the Group’s external sales and (ii) the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2012	2011
	RMB millions	RMB millions
External sales
Mainland China	2,088,043	1,947,749
Others	698,002	557,934
	2,786,045	2,505,683
Non-current assets
Mainland China	862,044	762,805
Others	22,123	24,375
	884,167	787,180

54  FINANCIAL INSTRUMENTS

Overview
Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, prepayments, financial assets held for trading, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, advances from customers, debentures payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its use of financial instruments:

‧      credit risk;

‧      liquidity risk;

‧      market risk; and

‧      equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total accounts receivable.

The carrying amounts of cash at bank, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk
Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2012, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 197,700 million (2011: RMB 170,500 million) on an unsecured basis, at a weighted average interest rate of 2.20% (2011: 3.63%). At 31 December 2012, the Group’s outstanding borrowings under these facilities were RMB 12,815 million (2011: RMB 13,767 million) and were included in short-term bank loans.

54  FINANCIAL INSTRUMENTS (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	At 31 December 2012
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Short-term loans	70,228	70,555	70,555	—	—	—
Non-current liabilities due within one year	15,754	16,444	16,444	—	—	—
Short-term debentures payable	30,000	30,441	30,441	—	—	—
Long-term loans	40,267	40,950	223	1,699	2,628	36,400
Debentures payable	121,849	139,232	3,135	45,661	72,040	18,396
Bills payable	6,656	6,656	6,656	—	—	—
Accounts payable	215,628	215,628	215,628	—	—	—
Other payables and employee benefits payable	63,559	63,559	63,559	—	—	—
Total	563,941	583,465	406,641	47,360	74,668	54,796

	At 31 December 2011
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Short-term loans	36,985	37,727	37,727	—	—	—
Non-current liabilities due within one year	43,388	44,254	44,254	—	—	—
Long-term loans	54,320	60,500	5,455	15,963	2,500	36,582
Debentures payable	100,137	109,129	2,152	2,208	57,316	47,453
Bills payable	5,933	5,933	5,933	—	—	—
Accounts payable	177,002	177,002	177,002	—	—	—
Other payables and employee benefits payable	53,655	53,655	53,655	—	—	—
Total	471,420	488,200	326,178	18,171	59,816	84,035
The Company

	At 31 December 2012
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Short-term loans	1,692	1,716	1,716	—	—	—
Non-current liabilities due within one year	15,644	16,332	16,332	—	—	—
Short-term debentures payable	30,000	30,441	30,441	—	—	—
Long-term loans	38,560	38,905	132	1,530	843	36,400
Debentures payable	121,849	139,232	3,135	45,661	72,040	18,396
Bills payable	4,000	4,000	4,000	—	—	—
Accounts payable	121,184	121,184	121,184	—	—	—
Other payables and employee benefits payable	119,626	119,626	119,626	—	—	—
Total	452,555	471,436	296,566	47,191	72,883	54,796

	At 31 December 2011
		Total
		contractual	Within 1	More than 1	More than 2
	Carrying	undiscounted	year or on	year but less	years but less	More than
	amount	cash flow	demand	than 2 years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Short-term loans	3,842	3,943	3,943	—	—	—
Non-current liabilities due within one year	43,281	44,146	44,146	—	—	—
Long-term loans	53,783	59,803	5,330	15,794	2,112	36,567
Debentures payable	100,137	109,129	2,152	2,208	57,316	47,453
Bills payable	3,052	3,052	3,052	—	—	—
Accounts payable	128,138	128,138	128,138	—	—	—
Other payables and employee benefits payable	70,066	70,066	70,066	—	—	—
Total	402,299	418,277	256,827	18,002	59,428	84,020

54  FINANCIAL INSTRUMENTS (Continued)

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)  Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2012	2011	2012	2011
	millions	millions	millions	millions
Gross exposure arising from debts and borrowings
US Dollars	USD 2,405	USD 1,794	USD 66	USD 42
Japanese Yen	JPY 10,753	JPY 14,532	JPY 10,753	JPY 14,532
Hong Kong Dollars	HKD 13,511	HKD 12,847	HKD 13,511	HKD 12,847

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2012 and 2011 would have increased net profit for the year and retained profits of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	The Group
	2012	2011
	RMB millions	RMB millions
US Dollars	567	424
Japanese Yen	29	44
Hong Kong Dollars	411	391

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)  Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

At 31 December 2012 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year and retained profits by approximately RMB 577 million (2011: RMB 271 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2011.

(c)  Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined petroleum products. The fluctuations in prices of crude oil and refined petroleum products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 31 December 2012, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. At 31 December 2012, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 1,006 million (2011: RMB 837 million) recognised in other receivables and derivative financial liabilities of RMB 1,032 million (2011: RMB 684 million) recognised in other payables.

At 31 December 2012, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined petroleum products, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained profits by approximately RMB 221 million (2011: increase/decrease RMB 563 million), and increase/decrease the Group’s capital reserve by approximately RMB 152 million (2011: RMB 450 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2011.

54  FINANCIAL INSTRUMENTS (Continued)

Equity price risk
The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As at 31 December 2012, the Group’s exposure to equity price risk is the derivatives embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29(iii) and (v) respectively.

As at 31 December 2012, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 2,007 million (2011: RMB 2,159 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 1,448 million (2011: RMB 1,628 million). The sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2011.

Fair values

(i)  Financial instruments carried at fair value
The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧      Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧      Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧      Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2012

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions
Assets
Available-for-sale financial assets:
– Listed	83	—	—	83	13	—	—	13
Derivative financial instruments:
– Derivative financial assets	82	1,111	—	1,193	—	—	—	—
	165	1,111	—	1,276	13	—	—	13
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible Bonds	—	2,576	—	2,576	—	2,576	—	2,576
– Other derivative financial liabilities	92	1,016	—	1,108	—	36	—	36
	92	3,592	—	3,684	—	2,612	—	2,612

At 31 December 2011

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions
Assets
Available-for-sale financial assets:
– Listed	55	—	—	55	13	—	—	13
– Non-listed	—	200	—	200	—	—	—	—
Derivative financial instruments:
– Derivative financial assets	133	758	—	891	—	—	—	—
	188	958	—	1,146	13	—	—	13
Liabilities
Derivative financial instruments:
– Embedded derivative component of the convertible bonds	—	2,680	—	2,680	—	2,680	—	2,680
– Other derivative financial liabilities	79	810	—	889	—	188	—	188
	79	3,490	—	3,569	—	2,868	—	2,868

During the years ended 31 December 2012 and 2011, there were no transfers between instruments in Level 1 and Level 2.

54  FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(ii)  Fair values of financial instruments carried at other than fair value
The fair values of the Group’s financial instruments (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging from 4.89% to 6.55% (2011: 4.95% to 7.05%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2012 and 2011:

	2012	2011
	RMB millions	RMB millions
Carrying amount	137,408	160,082
Fair value	131,391	146,272

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2012 and 2011.

55  EXTRAORDINARY GAINS AND LOSSES

Pursuant to “Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public – Extraordinary Gain and Loss” (2008), the extraordinary gains and losses of the Group are as follows:

	2012	2011
	RMB millions	RMB millions
Extraordinary (gains)/losses for the year:
Net gain on disposal of non-current assets	(133)	(754)
Donations	231	90
Government grants	(2,814)	(1,400)
Gain on holding and disposal of various investments	(69)	(48)
Other non-operating expenses, net	553	385
	(2,232)	(1,727)
Tax effect	558	432
Total	(1,674)	(1,295)
Attributable to:
Equity shareholders of the Company	(1,574)	(1,244)
Minority interests	(100)	(51)

56  BASIC AND DILUTED EARNINGS PER SHARE

(i)  Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2012	2011
Net profit attributable to equity shareholders of the Company (RMB millions)	63,496	71,697
Weighted average number of outstanding ordinary shares of the Company (millions)	86,810	86,702
Basic earnings per share (RMB/share)	0.731	0.827

The calculation of the weighted average number of ordinary shares is as follows:

	2012	2011
Number of outstanding ordinary shares of the Company at 1 January (millions)	86,702	86,702
Conversion of the 2011 Convertible Bonds (millions)	108	—
Weighted average number of outstanding ordinary shares of the Company at 31 December (millions)	86,810	86,702

(ii) Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2012	2011
Net profit attributable to equity shareholders of the Company (diluted) (RMB millions)	64,099	71,410
Weighted average number of outstanding ordinary shares of the Company (diluted) (millions)	91,086	89,795
Diluted earnings per share (RMB/share)	0.704	0.795

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2012	2011
The weighted average number of the ordinary shares issued at 31 December (millions)	86,810	86,702
Effect of the convertible bonds (millions)	4,276	3,093
Weighted average number of the ordinary shares issued at 31 December (diluted) (millions)	91,086	89,795

57  RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	2012			2011
	Weighted			Weighted
	average	Basic	Diluted	average	Basic	Diluted
	return on net	earnings	earnings	return on net	earnings	earnings
	assets (%)	per share	per share	assets (%)	per share	per share
Net profit attributable to the Company’s ordinary equity shareholders	12.80	0.731	0.704	15.93	0.827	0.795
Net profit deducted extraordinary gain and loss attributable to the company’s ordinary equity shareholders	12.48	0.713	0.686	15.66	0.813	0.781

58  POST BALANCE SHEET EVENT

On 4 February 2013, the Company announced a schedule of placing new H shares to certain independent investors. Pursuant to the schedule and on 14 February 2013, the Company issued 2,845,234,000 H Shares with a par value of RMB 1.00 each at the placing price of HKD 8.45 per share to these independent investors, with the aggregate net proceeds of HKD 23,970 million.

Pursuant to a resolution passed at the director’s meeting on 22 March 2013, the Company proposed to transfer capital reserve (share premium) to share capital in the proportion of 1 for every 10 shares, subject to the shareholders’ approval at the Annual General Meeting.

59  COMPARATIVE FIGURES

For the convenience of comparison, certain comparative figures have been reclassified to conform with the presentation of current period’s financial statements.

REPORT OF THE INTERNATIONAL AUDITOR

To the Shareholders of China Petroleum & Chemical Corporation
(Established in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (together “the Group”) set out on pages 135 to 190, which comprise the consolidated and company balance sheets as at 31 December 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2012 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

22 March 2013

(B)  FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2012
(Amounts in millions, except per share data)

	Note	2012	2011
		RMB	RMB
Turnover and other operating revenues
Turnover	3	2,733,618	2,463,767
Other operating revenues	4	52,427	41,916
		2,786,045	2,505,683
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,301,199)	(2,027,646)
Selling, general and administrative expenses	5	(61,174)	(58,960)
Depreciation, depletion and amortisation		(70,456)	(63,816)
Exploration expenses, including dry holes		(15,533)	(13,341)
Personnel expenses	6	(51,767)	(45,428)
Taxes other than income tax	7	(188,483)	(189,949)
Other operating income/(expenses), net	8	1,229	(1,013)
Total operating expenses		(2,687,383)	(2,400,153)
Operating profit		98,662	105,530
Finance costs
Interest expense	9	(11,217)	(9,241)
Interest income		1,254	1,584
Unrealised (loss)/gain on embedded derivative component of the convertible bonds	29 (c) and (e)	(62)	1,259
Foreign currency exchange gains, net		144	1,113
Net finance costs		(9,881)	(5,285)
Investment income		235	168
Share of profits less losses from associates and jointly controlled entities		1,626	4,152
Profit before taxation		90,642	104,565
Tax expense	10	(23,846)	(26,120)
Profit for the year		66,796	78,445
Attributable to:
Equity shareholders of the Company		63,879	73,225
Non-controlling interests		2,917	5,220
Profit for the year		66,796	78,445
Earnings per share:	16
Basic		0.736	0.845
Diluted		0.708	0.812

The notes on pages 143 to 190 form part of these financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the year are set out in Note 14.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2012
(Amounts in millions)

	Note	2012	2011
		RMB	RMB
Profit for the year		66,796	78,445
Other comprehensive income for the year (after tax and reclassification adjustments)	15
Cash flow hedges		(151)	142
Available-for-sale securities		26	(15)
Share of other comprehensive income of associates		80	(179)
Foreign currency translation differences		(44)	(676)
Total other comprehensive income		(89)	(728)
Total comprehensive income for the year		66,707	77,717
Attributable to:
Equity shareholders of the Company		63,814	72,735
Non-controlling interests		2,893	4,982
Total comprehensive income for the year		66,707	77,717

The notes on pages 143 to 190 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
as at 31 December 2012
(Amounts in millions)

	Note	2012	2011
		RMB	RMB
Non-current assets
Property, plant and equipment, net	17	588,969	565,936
Construction in progress	18	168,977	111,311
Goodwill	19	6,257	8,212
Interest in associates	21	28,812	25,692
Interest in jointly controlled entities	22	21,388	19,992
Investments	23	2,001	1,829
Deferred tax assets	28	14,288	12,706
Lease prepayments		36,240	26,101
Long-term prepayments and other assets	24	34,746	29,994
Total non-current assets		901,678	801,773
Current assets
Cash and cash equivalents		10,456	24,647
Time deposits with financial institutions		408	550
Trade accounts receivable, net	25	81,395	58,721
Bills receivable	25	20,045	27,961
Inventories	26	218,262	203,417
Prepaid expenses and other current assets	27	34,449	27,459
Total current assets		365,015	342,755
Current liabilities
Short-term debts	29	73,063	68,224
Loans from Sinopec Group Company and fellow subsidiaries	29	42,919	12,149
Trade accounts payable	30	215,628	177,002
Bills payable	30	6,656	5,933
Accrued expenses and other payables	31	169,062	176,878
Income tax payable		6,045	4,054
Total current liabilities		513,373	444,240
Net current liabilities		(148,358)	(101,485)
Total assets less current liabilities		753,320	700,288
Non-current liabilities
Long-term debts	29	124,518	116,894
Loans from Sinopec Group Company and fellow subsidiaries	29	37,598	37,563
Deferred tax liabilities	28	16,043	15,181
Provisions	32	21,591	18,381
Other liabilities		5,534	4,925
Total non-current liabilities		205,284	192,944
		548,036	507,344
Equity
Share capital	33	86,820	86,702
Reserves		424,094	385,626
Total equity attributable to equity shareholders of the Company		510,914	472,328
Non-controlling interests		37,122	35,016
Total equity		548,036	507,344

Approved and authorised for issue by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 143 to 190 form part of these financial statements.

BALANCE SHEET
as at 31 December 2012
(Amounts in millions)

	Note	2012	2011
		RMB	RMB
Non-current assets
Property, plant and equipment, net	17	475,417	470,825
Construction in progress	18	152,199	101,641
Investments in subsidiaries	20	82,164	70,364
Interest in associates	21	10,933	13,686
Interest in jointly controlled entities	22	10,410	10,094
Investments	23	1,396	937
Deferred tax assets	28	9,406	9,614
Lease prepayments		30,524	19,598
Long-term prepayments and other assets	24	26,427	24,344
Total non-current assets		798,876	721,103
Current assets
Cash and cash equivalents		5,467	20,852
Time deposits with financial institutions		1	101
Trade accounts receivable, net	25	21,041	16,829
Bills receivable	25	1,333	17,802
Inventories	26	148,844	144,148
Prepaid expenses and other current assets	27	65,865	48,456
Total current assets		242,551	248,188
Current liabilities
Short-term debts	29	46,426	46,482
Loans from Sinopec Group Company and fellow subsidiaries	29	910	641
Trade accounts payable	30	121,184	128,138
Bills payable	30	4,000	3,052
Accrued expenses and other payables	31	209,226	182,996
Income tax payable		4,924	2,901
Total current liabilities		386,670	364,210
Net current liabilities		(144,119)	(116,022)
Total assets less current liabilities		654,757	605,081
Non-current liabilities
Long-term debts	29	123,064	116,602
Loans from Sinopec Group Company and fellow subsidiaries	29	37,345	37,318
Deferred tax liabilities	28	8,749	7,350
Provisions	32	19,598	17,114
Other liabilities		3,000	2,846
Total non-current liabilities		191,756	181,230
		463,001	423,851
Equity
Share capital	33	86,820	86,702
Reserves	34	376,181	337,149
Total equity		463,001	423,851

Approved and authorised for issue by the board of directors on 22 March 2013.

Fu Chengyu	Wang Tianpu	Wang Xinhua
Chairman	Vice Chairman, President	Chief Financial Officer

The notes on pages 143 to 190 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2012
(Amounts in millions)

								Total equity
								attributable
								to equity
				Statutory	Discretionary			shareholders	Non-
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2011	86,702	(33,138)	24,953	54,711	87,000	1,635	197,741	419,604	31,432	451,036
Profit for the year	—	—	—	—	—	—	73,225	73,225	5,220	78,445
Other comprehensive income (Note 15)	—	—	—	—	—	(490)	—	(490)	(238)	(728)
Total comprehensive income for the year	—	—	—	—	—	(490)	73,225	72,735	4,982	77,717
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2010 (Note 14)	—	—	—	—	—	—	(11,271)	(11,271)	—	(11,271)
Interim dividend for 2011 (Note 14)	—	—	—	—	—	—	(8,670)	(8,670)	—	(8,670)
Appropriation ((a) and (b))	—	—	—	6,552	30,000	—	(36,552)	—	—	—
Distribution to Sinopec Group Company	—	(27)	—	—	—	—	—	(27)	—	(27)
Distributions by subsidiaries to non-controlling interests net of contributions	—	—	—	—	—	—	—	—	(1,374)	(1,374)
Total contributions by and distributions to owners	—	(27)	—	6,552	30,000	—	(56,493)	(19,968)	(1,374)	(21,342)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(43)	—	—	—	—	—	(43)	(24)	(67)
Total transactions with owners	—	(70)	—	6,552	30,000	—	(56,493)	(20,011)	(1,398)	(21,409)
Others (g)	—	—	—	—	—	1,790	(1,790)	—	—	—
Balance at 31 December 2011	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344

The notes on pages 143 to 190 form part of these financial statements.

								Total equity
								attributable
								to equity
				Statutory	Discretionary			shareholders	Non-
	Share	Capital	Share	surplus	surplus	Other	Retained	of the	controlling
	capital	reserve	premium	reserve	reserve	reserves	earnings	Company	interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2012	86,702	(33,208)	24,953	61,263	117,000	2,935	212,683	472,328	35,016	507,344
Profit for the year	—	—	—	—	—	—	63,879	63,879	2,917	66,796
Other comprehensive income (Note 15)	—	—	—	—	—	(65)	—	(65)	(24)	(89)
Total comprehensive income for the year	—	—	—	—	—	(65)	63,879	63,814	2,893	66,707
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Exercise of Conversion of the 2011 Convertible Bonds (Note 29(e))	118	—	799	—	—	—	—	917	—	917
Final dividend for 2011 (Note 14)	—	—	—	—	—	—	(17,364)	(17,364)	—	(17,364)
Interim dividend for 2012 (Note 14)	—	—	—	—	—	—	(8,682)	(8,682)	—	(8,682)
Appropriation (a)	—	—	—	6,340	—	—	(6,340)	—	—	—
Rights issue of shares by a subsidiary, net of issuance costs (f)	—	(18)	—	—	—	—	—	(18)	781	763
Distribution to Sinopec Group Company	—	(2)	—	—	—	—	—	(2)	—	(2)
Distributions by subsidiaries to non-controlling interests, net of contributions	—	—	—	—	—	—	—	—	(1,462)	(1,462)
Total contributions by and distributions to owners	118	(20)	799	6,340	—	—	(32,386)	(25,149)	(681)	(25,830)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(79)	—	—	—	—	—	(79)	(106)	(185)

Total transactions with owners	118	(99)	799	6,340	—	—	(32,386)	(25,228)	(787)	(26,015)
Others (g)	—	—	—	—	—	435	(435)	—	—	—
Balance at 31 December 2012	86,820	(33,307)	25,752	67,603	117,000	3,305	243,741	510,914	37,122	548,036
Notes:

(a)  According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit determined in accordance with the PRC accounting policies adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2012, the Company transferred RMB 6,340 million (2011: RMB 6,552 million), being 10% of the current year’s net profit determined in accordance with the accounting policies complying with “Interpretation of Accounting Standards for Business Enterprises (“ASBE”), to this reserve.

(b)  For the year ended 31 December 2011, the directors authorised the transfer of RMB 30,000 million, approved by shareholders at the Annual General Meeting, to the discretionary surplus reserve. The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)  According to the Company’s Articles of Association, the amount of retained earnings available for distribution to equity shareholders of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”). At 31 December 2012, the amount of retained earnings available for distribution was RMB 152,912 million (2011: RMB 121,463 million), being the amount determined in accordance with the accounting policies complying with IFRS. Final dividend for the year ended 31 December 2012 of RMB 17,933 million (2011: RMB 17,364 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(d)  The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)  The application of the share premium account is governed by Sections 168 and 169 of the PRC Company Law.

(f)  During the year ended 31 December 2012, a subsidiary of the Group completed rights issue to its existing shareholders. The total proceeds received by this subsidiary from its non-controlling shareholders amounted to HKD 966 million.

(g)  According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the year ended 31 December 2012, the Group transferred RMB 435 million (2011: RMB 1,790 million) from retained earnings to other reserves for the safety production fund.

The notes on pages 143 to 190 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2012
(Amounts in millions)

	Note	2012	2011
		RMB	RMB
Net cash generated from operating activities	(a)	142,380	150,622
Investing activities
Capital expenditure		(145,663)	(131,737)
Exploratory wells expenditure		(11,403)	(10,517)
Purchase of investments, investments in associates and investments in jointly controlled entities		(10,246)	(7,488)
Proceeds from disposal of investments and investments in associates		1,384	3,039
Proceeds from disposal of property, plant and equipment		325	1,216
Purchase of time deposits with financial institutions		(2,239)	(5,801)
Proceeds from maturity of time deposits with financial institutions		2,381	6,383
Interest received		1,254	1,584
Investment and dividend income received		2,429	2,961
Payments for derivative financial instruments		(2,908)	(3,768)
Proceeds from derivative financial instruments		2,489	3,679
Net cash used in investing activities		(162,197)	(140,449)
Financing activities
Proceeds of issuance of 2011 Convertible Bonds, net of issuing expenses		—	22,889
Proceeds of issuance of corporate bonds		80,000	5,000
Proceeds from bank and other loans		850,317	536,397
Repayments of corporate bonds and partial redemption of 2007 Convertible Bonds		(68,500)	(6,036)
Repayments of bank and other loans		(820,067)	(532,667)
Distributions by subsidiaries to non-controlling interests		(2,807)	(1,812)
Contributions to subsidiaries from non-controlling interests		1,474	117
Acquisitions of non-controlling interests of subsidiaries		(152)	(36)
Dividend paid		(25,486)	(19,469)
Interest paid		(9,151)	(6,899)
Net cash generated from/(used in) financing activities		5,628	(2,516)
Net (decrease)/increase in cash and cash equivalents		(14,189)	7,657
Cash and cash equivalents at 1 January		24,647	17,008
Effect of foreign currency exchange rate changes		(2)	(18)
Cash and cash equivalents at 31 December		10,456	24,647

The notes on pages 143 to 190 form part of these financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2012
(Amounts in millions)

(a)  Reconciliation of profit before taxation to net cash generated from operating activities

	2012	2011
	RMB	RMB
Operating activities
Profit before taxation	90,642	104,565
Adjustments for:
Depreciation, depletion and amortisation	70,456	63,816
Dry hole costs written off	7,988	5,979
Share of profits less losses from associates and jointly controlled entities	(1,626)	(4,152)
Investment income	(235)	(168)
Interest income	(1,254)	(1,584)
Interest expense	11,217	9,241
Unrealised gain on foreign currency exchange rate changes and derivative financial instruments	(190)	(1,679)
Gain on disposal of property, plant and equipment, net	(16)	(754)
Impairment losses on long-lived assets	1,014	2,809
Unrealised loss/(gain) on embedded derivative component of the convertible bonds	62	(1,259)
	178,058	176,814
Increase in trade accounts receivable	(22,674)	(15,628)
Decrease/(increase) in bills receivable	7,916	(12,011)
Increase in inventories	(14,845)	(46,871)
Increase in prepaid expenses and other current assets	(8,245)	(3,189)
Increase in lease prepayments	(10,139)	(5,776)
Decrease in long-term prepayments and other assets	7,549	5,815
Increase in trade accounts payable	38,626	44,474
Increase in bills payable	723	2,115
(Decrease)/increase in accrued expenses and other payables	(12,040)	33,809
Increase in other non-current liabilities	129	868
	165,058	180,420
Income tax paid	(22,678)	(29,798)
Net cash generated from operating activities	142,380	150,622

The notes on pages 143 to 190 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2012

1  PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities
China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation
The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation
The accompanying financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group and the Company are set out in Note 2.

The IASB has issued certain new and revised IFRS that are first effective for the current accounting period of the Group. There have been no significant changes to the accounting policy applied in these financial statements for the periods presented as a result of these developments.

The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period (Note 42).

The accompanying financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the financial statements and the major sources of estimation uncertainty are disclosed in Note 41.

Certain comparative figures have been reclassified to conform with presentation adopted in the financial statements.

2  SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and jointly controlled entities.

(i)  Subsidiaries and non-controlling interests
Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (Note 2(a)(ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)).

The particulars of the Group’s principal subsidiaries are set out in Note 39.

(ii)  Associates and jointly controlled entities
An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

Investments in associates and jointly controlled entities are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2(a)(ii)).

In the Company’s balance sheet, investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(n)).

(iii)  Transactions eliminated on consolidation
Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)  Translation of foreign currencies
The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c)  Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)  Trade, bills and other receivables
Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)  Inventories
Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

(f)  Property, plant and equipment
An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	12 to 50 years
Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

2  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)  Oil and gas properties
The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related support equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)  Lease prepayments
Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

(i)  Construction in progress
Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)  Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates or jointly controlled entities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

(k)  Investments
Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserve. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and jointly controlled entities, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

(l)  Derivative financial instruments
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or the hedge of the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

2  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)  Hedging

(i)  Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset or liability.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

(ii)  Hedge of net investments in foreign operations
The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

(n)  Impairment of assets

(i)  Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in subsidiaries, associates and jointly controlled entities accounted under the equity method (Note 2(a)(ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n)(ii).

(ii)  Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

2  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)  Trade, bills and other payables
Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p)  Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

(q)  Convertible bonds

(i)  Convertible bonds that contain an equity component
Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii)  Other convertible bonds
Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

(r)  Provisions and contingent liability
A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

2  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)  Revenue recognition
Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

(t)  Borrowing costs
Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(u)  Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

(v)  Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(w)  Research and development expense
Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 5,842 million for the year ended 31 December 2012 (2011: RMB 4,862 million).

(x)  Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

(y)  Employee benefits
The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 37.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z)  Income tax
Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(aa)  Dividends
Dividends are recognised as a liability in the period in which they are declared.

(bb)  Segment reporting
Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3  TURNOVER

Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

4  OTHER OPERATING REVENUES

	The Group
	2012	2011
	RMB millions	RMB millions
Sale of materials, service and others	51,918	41,479
Rental income	509	437
	52,427	41,916

5  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	The Group
	2012	2011
	RMB millions	RMB millions
Operating lease charges	11,646	11,231
Auditors’ remuneration – audit services	84	81
Impairment losses:
– trade accounts receivable	44	51
– other receivables	47	212

6  PERSONNEL EXPENSES

	The Group
	2012	2011
	RMB millions	RMB millions
Salaries, wages and other benefits	45,164	40,034
Contributions to retirement schemes (Note 37)	6,603	5,394
	51,767	45,428

7  TAXES OTHER THAN INCOME TAX

	The Group
	2012	2011
	RMB millions	RMB millions
Consumption tax (i)	129,044	126,023
Special oil income levy (ii)	29,319	37,600
City construction tax (iii)	12,443	13,018
Education surcharge	9,436	9,441
Resources tax	7,610	3,185
Business tax	631	682
	188,483	189,949

Note:

(i) The consumption tax rates on gasoline, diesel, naphtha, solvent oil, lubricant oil, fuel oil and jet fuel oil are RMB 1,388.0 per tonne, RMB 940.8 per tonne, RMB 1,385.0 per tonne, RMB 1,282.0 per tonne, RMB 1,126.0 per tonne, RMB 812.0 per tonne and RMB 996.8 per tonne, respectively.

(ii) Before 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 40 per barrel. Effective from 1 November 2011, special oil income levy is levied on oil exploration and production entities based on the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil produced in the PRC exceeding USD 55 per barrel.

(iii) City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.

8  OTHER OPERATING INCOME/(EXPENSES), NET

	The Group
	2012	2011
	RMB millions	RMB millions
Fines, penalties and compensations	(181)	(236)
Donations	(231)	(90)
Gain on disposal of property, plant and equipment, net	133	754
Impairment losses on long-lived assets (i)	(1,014)	(2,809)
Net realised and unrealised losses on derivative financial instruments not qualified as hedging	(68)	(132)
Ineffective portion of change in fair value of cash flow hedges	1	134
Government grants (ii)	2,926	1,497
Others	(337)	(131)
	1,229	(1,013)

Note:

(i)  Impairment losses on long-lived assets for the year ended 31 December 2012 primarily represent impairment losses recognised for the exploration and production (“E&P”) segment of RMB 1,006 million (2011: RMB 2,153 million) of property, plant and equipment (Note 17). The primary factor resulting in the E&P segment impairment losses for the year ended 31 December 2012 was unsuccessful development drilling and high operating and development costs for certain small oil fields. The carrying values of these E&P properties were written down to respective recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 12.5% (2011: 12.0%). The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

(ii)  Government grants for the years ended 31 December 2011 and 2012 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of these grants.

9  INTEREST EXPENSE

	The Group
	2012	2011
	RMB millions	RMB millions
Interest expense incurred	12,069	9,398
Less: Interest expense capitalised*	(1,708)	(898)
	10,361	8,500
Accretion expenses (Note 32)	856	741
Interest expense	11,217	9,241
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	2.6% to 6.2%	3.1% to 6.9%

10  TAX EXPENSE

Tax expense in the consolidated income statement represents:

	The Group
	2012	2011
	RMB millions	RMB millions
Current tax
– Provision for the year	23,950	22,731
– Under provision in prior years	572	367
Deferred taxation (Note 28)	(676)	3,022
	23,846	26,120

Reconciliation between actual income tax expense and the expected income tax at applicable statutory tax rates is as follows:

	The Group
	2012	2011
	RMB millions	RMB millions
Profit before taxation	90,642	104,565
Expected PRC income tax expense at a statutory tax rate of 25%	22,661	26,141
Tax effect of preferential tax rate (Note)	(2,080)	(1,825)
Effect of income taxes from foreign operations in excess of taxes at the PRC statutory tax rate (Note)	1,911	1,587
Tax effect of non-deductible expenses	536	542
Tax effect of non-taxable income	(707)	(1,565)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(190)	(394)
Tax effect of tax losses not recognised	963	734
Write-down of deferred tax assets	180	533
Under provision in prior years	572	367
Actual income tax expense	23,846	26,120

Note:

The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in the PRC that are taxed at preferential rates, and the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11  DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

Directors’ and supervisors’ emoluments are as follows:

Name	Directors’/ supervisors’ fee	Salaries, allowances and benefits in kind	Discretionary bonuses	Retirement scheme contributions	2012 total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Fu Chengyu	—	—	—	—	—
Wang Tianpu	—	376	608	51	1,035
Zhang Jianhua	—	339	585	51	975
Wang Zhigang	—	339	585	51	975
Dai Houliang	—	339	585	51	975
Cai Xiyou	—	339	585	51	975
Zhang Yaocang	—	—	—	—	—
Cao Yaofeng	—	—	—	—	—
Li Chunguang	—	—	—	—	—
Liu Yun	—	—	—	—	—
Independent non-executive directors
Li Deshui (resigned on 11 May 2012)	100	—	—	—	100
Xie Zhongyu (resigned on 11 May 2012)	100	—	—	—	100
Chen Xiaojin	300	—	—	—	300
Ma Weihua	300	—	—	—	300
Wu Xiaogen (resigned on 11 May 2012)	100	—	—	—	100
Jiang Xiaoming (appointed on 11 May 2012)	200	—	—	—	200
Yan Yan (appointed on 11 May 2012)	200	—	—	—	200
Bao Guoming (appointed on 11 May 2012)	200	—	—	—	200
Supervisors
Xu Bin (appointed on 11 May 2012)	—	—	—	—	—
Wang Zuoran (resigned on 11 May 2012)	—	—	—	—	—
Geng Limin	—	—	—	—	—
Zou Huiping	—	210	277	47	534
Yu Renming	—	210	277	47	534
Zhou Shiliang	—	210	277	47	534
Chen Mingzheng	—	191	284	35	510
Jiang Zhenying	—	197	277	47	521
Li Xinjian (appointed on 11 May 2012)	—	—	—	—	—
Independent supervisors
Zhang Youcai (resigned on 11 May 2012)	100	—	—	—	100
Li Yonggui (resigned on 11 May 2012)	100	—	—	—	100
Kang Mingde (appointed on 11 May 2012)	200	—	—	—	200
Total	1,900	2,750	4,340	478	9,468

11 DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

Directors’ and supervisors’ emoluments are as follows: (Continued)

	Directors’/	Salaries,		Retirement
	supervisors’	allowances and	Discretionary	scheme	2011
Name	fee	benefits in kind	bonuses	contributions	total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Fu Chengyu	—	—	—	—	—
Wang Tianpu	—	353	585	44	982
Zhang Jianhua	—	341	585	44	970
Wang Zhigang	—	341	585	44	970
Dai Houliang	—	341	585	44	970
Cai Xiyou	—	341	585	44	970
Zhang Yaocang	—	—	—	—	—
Cao Yaofeng	—	—	—	—	—
Li Chunguang	—	—	—	—	—
Liu Yun	—	—	—	—	—
Independent non-executive directors
Li Deshui	240	—	—	—	240
Xie Zhongyu	240	—	—	—	240
Chen Xiaojin	240	—	—	—	240
Ma Weihua	240	—	—	—	240
Wu Xiaogen	240	—	—	—	240
Supervisors
Wang Zuoran	—	—	—	—	—
Geng Limin	—	—	—	—	—
Zou Huiping	—	209	254	42	505
Yu Renming	—	209	235	42	486
Zhou Shiliang	—	209	254	42	505
Chen Mingzheng	—	190	264	32	486
Jiang Zhenying	—	195	217	42	454
Independent supervisors
Zhang Youcai	240	—	—	—	240
Li Yonggui	240	—	—	—	240
Total	1,680	2,729	4,149	420	8,978

12  SENIOR MANAGEMENT’S EMOLUMENTS

For the years ended 31 December 2012 and 2011, all the five highest paid individuals were directors whose emoluments were disclosed in Note 11.

13  PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of RMB 48,446 million (2011: RMB 49,067 million) which has been dealt with in the financial statements of the Company.

14  DIVIDENDS

Dividends payable to equity shareholders of the Company attributable to the year represent:

	2012	2011
	RMB millions	RMB millions
Dividends declared and paid during the year of RMB 0.10 per share (2011: RMB 0.10 per share)	8,682	8,670
Dividends declared after the balance sheet date of RMB 0.20 per share (2011: RMB 0.20 per share)	17,933	17,364
	26,615	26,034

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 24 August 2012, the directors declared an interim dividend for the year ended 31 December 2012 of RMB 0.10 (2011: RMB 0.10) per share totalling RMB 8,682 million (2011: RMB 8,670 million) and the dividends were paid on 26 September 2012.

Pursuant to a resolution passed at the director’s meeting on 22 March 2013, final dividends in respect of the year ended 31 December 2012 were proposed for shareholders’ approval at the Annual General Meeting, including a cash dividend of RMB 0.20 (2011: RMB 0.20) per share totalling RMB 17,933 million (2011: RMB 17,364 million); and a bonus shares dividend in the proportion of 2 for every 10 shares (2011: nil). Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year represent:

	2012	2011
	RMB millions	RMB millions
Final dividends in respect of the previous financial year, approved and paid during the year of RMB 0.20 per share (2011: RMB 0.13 per share)	17,364	11,271

Pursuant to the shareholders’ approval at the Annual General Meeting on 11 May 2012, a final dividend of RMB 0.20 per share totalling RMB 17,364 million in respect of the year ended 31 December 2011 was declared and paid on 30 June 2012.

Pursuant to the shareholders’ approval at the Annual General Meeting on 13 May 2011, a final dividend of RMB 0.13 per share totalling RMB 11,271 million in respect of the year ended 31 December 2010 was declared and paid on 30 June 2011.

15  OTHER COMPREHENSIVE INCOME

(a)  Tax effects relating to each component of other comprehensive income

	The Group
		2012			2011
	Before-tax		Net-of-tax	Before-tax		Net-of-tax
	amount	Tax effect	amount	amount	Tax effect	amount
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cash flow hedges	(180)	29	(151)	166	(24)	142
Available-for-sale securities	26	—	26	(16)	1	(15)
Share of other comprehensive income of associates	80	—	80	(179)	—	(179)
Foreign currency translation differences	(44)	—	(44)	(676)	—	(676)
Other comprehensive income	(118)	29	(89)	(705)	(23)	(728)

(b)  Reclassification adjustments relating to components of other comprehensive income

	The Group
	2012	2011
	RMB millions	RMB millions
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(438)	(2,926)
Amounts transferred to initial carrying amount of hedged items	—	(14)
Reclassification adjustments for amounts transferred to the cost of inventories for the year	258	3,106
Net deferred tax benefit /(expense) recognised in other comprehensive income	29	(24)
Net movement during the year recognised in other comprehensive income	(151)	142
Available-for-sale securities:
Changes in fair value recognised during the year	26	(16)
Net deferred tax benefit recognised in other comprehensive income	—	1
Net movement during the year recognised in other comprehensive income	26	(15)
Share of other comprehensive income of associates:
Net movement during the year recognised in other comprehensive income	80	(179)
Foreign currency translation differences:
Net movement during the year recognised in other comprehensive income	(44)	(676)

16  BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2012 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 63,879 million (2011: RMB 73,225 million) and the weighted average number of shares of 86,810,557,493 (2011: 86,702,538,041) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2012 is based on the profit attributable to ordinary equity shareholders of the Company of RMB 64,482 million (2011: RMB 72,938 million) and the weighted average number of the shares of 91,086,256,256 (2011: 89,795,334,781) calculated as follows:

(i)  Profit attributable to ordinary equity shareholders of the Company (diluted)

	2012	2011
	RMB millions	RMB millions
Profit attributable to ordinary equity shareholders of the Company	63,879	73,225
After tax effect of interest expense (net of exchange gain) of the convertible bonds	556	657
After tax effect of unrealised loss/(gain) on embedded derivative components of the convertible bonds	47	(944)
Profit attributable to ordinary equity shareholders of the Company (diluted)	64,482	72,938

(ii)  Weighted average number of shares (diluted)

	2012	2011
	Number of	Number of
	Shares	Shares
Weighted average number of shares at 31 December	86,810,557,493	86,702,538,041
Effect of conversion of the 2007 Convertible Bonds	1,093,640,860	1,084,859,551
Effect of conversion of the 2011 Convertible Bonds	3,182,057,903	2,007,937,189
Weighted average number of shares (diluted) at 31 December	91,086,256,256	89,795,334,781

17  PROPERTY, PLANT AND EQUIPMENT

The Group - by segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost:
Balance at 1 January 2011	499,802	212,385	127,123	214,946	13,555	1,067,811
Additions	2,464	79	1,664	277	174	4,658
Transferred from construction in progress	50,774	19,337	12,984	4,692	1,845	89,632
Reclassification	2	2,524	100	(2,389)	(237)	—
Reclassification to lease prepayments and other assets	—	(57)	(2,397)	(9)	(5)	(2,468)
Exchange adjustments	(1,372)	—	(142)	—	(18)	(1,532)
Disposals	(1,174)	(2,666)	(2,545)	(2,700)	(357)	(9,442)
Balance at 31 December 2011	550,496	231,602	136,787	214,817	14,957	1,148,659
Balance at 1 January 2012	550,496	231,602	136,787	214,817	14,957	1,148,659
Additions	3,034	89	996	205	14	4,338
Transferred from construction in progress	58,201	19,615	12,318	6,625	1,024	97,783
Contributed to a jointly controlled entity	—	(3)	—	(268)	—	(271)
Reclassification	(410)	5,598	399	(8,035)	2,448	—
Reclassification to lease prepayments and other assets	—	(51)	(8,707)	(233)	(1,142)	(10,133)
Exchange adjustments	(69)	—	—	—	(3)	(72)
Disposals	(2,319)	(2,588)	(1,294)	(2,900)	(117)	(9,218)
Balance at 31 December 2012	608,933	254,262	140,499	210,211	17,181	1,231,086

Accumulated depreciation:
Balance at 1 January 2011	239,032	104,511	39,444	139,332	4,792	527,111
Depreciation charge for the year	35,288	11,356	6,496	8,087	1,028	62,255
Impairment losses for the year (Note 8(i))	2,153	78	241	308	1	2,781
Reclassification	(3)	2,529	4	(2,515)	(15)	—
Reclassification to lease prepayments and other assets	—	(2)	(328)	—	—	(330)
Exchange adjustments	(523)	—	(61)	—	(2)	(586)
Written back on disposals	(1,114)	(2,442)	(2,034)	(2,589)	(329)	(8,508)
Balance at 31 December 2011	274,833	116,030	43,762	142,623	5,475	582,723
Balance at 1 January 2012	274,833	116,030	43,762	142,623	5,475	582,723
Depreciation charge for the year	39,103	12,119	7,401	8,479	1,078	68,180
Impairment losses for the year (Note 8(i))	1,006	—	8	—	—	1,014
Contributed to a jointly controlled entity	—	(1)	—	(218)	—	(219)
Reclassification	2,815	2,580	(1,005)	(5,404)	1,014	—
Reclassification to lease prepayments and other assets	—	(14)	(2,192)	(62)	—	(2,268)
Exchange adjustments	(32)	—	—	—	—	(32)
Written back on disposals	(1,938)	(1,664)	(947)	(2,623)	(109)	(7,281)
Balance at 31 December 2012	315,787	129,050	47,027	142,795	7,458	642,117

Net book value:
Balance at 1 January 2011	260,770	107,874	87,679	75,614	8,763	540,700
Balance at 31 December 2011	275,663	115,572	93,025	72,194	9,482	565,936
Balance at 31 December 2012	293,146	125,212	93,472	67,416	9,723	588,969

17  PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by segment

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Cost:
Balance at 1 January 2011	437,174	171,307	94,814	139,946	11,421	854,662
Additions	2,340	41	1,627	19	116	4,143
Transferred from construction in progress	46,302	18,221	11,598	2,054	1,721	79,896
Transferred from subsidiaries	—	—	7,278	—	—	7,278
Transferred to subsidiaries	—	—	(72)	—	(33)	(105)
Reclassification	—	2,435	97	(2,314)	(218)	—
Reclassification to lease prepayments and other assets	—	(42)	(2,382)	(6)	(2)	(2,432)
Disposals	(1,174)	(2,490)	(2,175)	(2,120)	(325)	(8,284)
Balance at 31 December 2011	484,642	189,472	110,785	137,579	12,680	935,158
Balance at 1 January 2012	484,642	189,472	110,785	137,579	12,680	935,158
Additions	2,350	9	923	24	10	3,316
Transferred from construction in progress	52,727	11,063	10,041	4,282	930	79,043
Transferred to subsidiaries	(13,836)	(269)	(96)	(283)	—	(14,484)
Contributed to a jointly controlled entity	—	(3)	—	(268)	—	(271)
Reclassification	358	3,282	1,039	(5,995)	1,316	—
Reclassification to lease prepayments and other assets	—	(32)	(8,695)	(127)	(1,142)	(9,996)
Disposals	(2,102)	(2,474)	(1,198)	(1,742)	(105)	(7,621)
Balance at 31 December 2012	524,139	201,048	112,799	133,470	13,689	985,145

Accumulated depreciation:
Balance at 1 January 2011	205,304	89,249	32,738	86,677	3,824	417,792
Depreciation charge for the year	30,155	8,613	5,218	5,502	873	50,361
Transferred from subsidiaries	—	—	1,324	—	—	1,324
Transferred to subsidiaries	—	—	(15)	—	(13)	(28)
Impairment losses for the year	2,153	72	241	282	1	2,749
Reclassification	(3)	2,516	4	(2,512)	(5)	—
Reclassification to lease prepayments and other assets	—	(1)	(326)	—	—	(327)
Written back on disposals	(1,114)	(2,275)	(1,785)	(2,046)	(318)	(7,538)
Balance at 31 December 2011	236,495	98,174	37,399	87,903	4,362	464,333
Balance at 1 January 2012	236,495	98,174	37,399	87,903	4,362	464,333
Depreciation charge for the year	33,319	9,363	6,060	5,651	903	55,296
Transferred to subsidiaries	(2,149)	(137)	(32)	(172)	—	(2,490)
Contributed to a jointly controlled entity	—	(1)	—	(218)	—	(219)
Impairment losses for the year	1,006	—	8	—	—	1,014
Reclassification	2,933	731	(1,092)	(3,262)	690	—
Reclassification to lease prepayments and other assets	—	(2)	(2,191)	(20)	—	(2,213)
Written back on disposals	(1,867)	(1,599)	(884)	(1,546)	(97)	(5,993)
Balance at 31 December 2012	269,737	106,529	39,268	88,336	5,858	509,728

Net book value:
Balance at 1 January 2011	231,870	82,058	62,076	53,269	7,597	436,870
Balance at 31 December 2011	248,147	91,298	73,386	49,676	8,318	470,825
Balance at 31 December 2012	254,402	94,519	73,531	45,134	7,831	475,417

17  PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group - by asset class

			Equipment,
		Oil and gas,	machinery
	Building	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2011	66,253	421,600	579,958	1,067,811
Additions	196	2,421	2,041	4,658
Transferred from construction in progress	5,282	46,701	37,649	89,632
Reclassification	(1,987)	16	1,971	—
Reclassification to lease prepayments and other assets	(598)	—	(1,870)	(2,468)
Exchange adjustments	(62)	(1,372)	(98)	(1,532)
Disposals	(608)	(188)	(8,646)	(9,442)
Balance at 31 December 2011	68,476	469,178	611,005	1,148,659
Balance at 1 January 2012	68,476	469,178	611,005	1,148,659
Additions	369	2,848	1,121	4,338
Transferred from construction in progress	4,445	44,829	48,509	97,783
Contributed to a jointly controlled entity	—	—	(271)	(271)
Reclassification	15,696	(65,498)	49,802	—
Reclassification to lease prepayments and other assets	(1,740)	—	(8,393)	(10,133)
Exchange adjustments	(2)	(69)	(1)	(72)
Disposals	(1,029)	—	(8,189)	(9,218)
Balance at 31 December 2012	86,215	451,288	693,583	1,231,086

Accumulated depreciation:
Balance at 1 January 2011	33,044	204,555	289,512	527,111
Depreciation charge for the year	2,531	31,560	28,164	62,255
Impairment losses for the year	37	2,153	591	2,781
Reclassification	47	14	(61)	—
Reclassification to lease prepayments and other assets	(21)	—	(309)	(330)
Exchange adjustments	(25)	(523)	(38)	(586)
Written back on disposals	(525)	(167)	(7,816)	(8,508)
Balance at 31 December 2011	35,088	237,592	310,043	582,723
Balance at 1 January 2012	35,088	237,592	310,043	582,723
Depreciation charge for the year	2,757	30,293	35,130	68,180
Impairment losses for the year	—	1,006	8	1,014
Contributed to a jointly controlled entity	—	—	(219)	(219)
Reclassification	(2,864)	(16,645)	19,509	—
Reclassification to lease prepayments and other assets	(158)	—	(2,110)	(2,268)
Exchange adjustments	—	(32)	—	(32)
Written back on disposals	(333)	—	(6,948)	(7,281)
Balance at 31 December 2012	34,490	252,214	355,413	642,117

Net book value:
Balance at 1 January 2011	33,209	217,045	290,446	540,700
Balance at 31 December 2011	33,388	231,586	300,962	565,936
Balance at 31 December 2012	51,725	199,074	338,170	588,969

17  PROPERTY, PLANT AND EQUIPMENT (Continued)

The Company - by asset class

			Equipment,
		Oil and gas,	machinery
	Building	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2011	47,405	365,367	441,890	854,662
Additions	67	2,298	1,778	4,143
Transferred from construction in progress	5,023	42,392	32,481	79,896
Transferred from subsidiaries	554	—	6,724	7,278
Transferred to subsidiaries	(8)	—	(97)	(105)
Reclassification	(1,794)	16	1,778	—
Reclassification to lease prepayments and other assets	(595)	—	(1,837)	(2,432)
Disposals	(585)	(188)	(7,511)	(8,284)
Balance at 31 December 2011	50,067	409,885	475,206	935,158
Balance at 1 January 2012	50,067	409,885	475,206	935,158
Additions	353	2,164	799	3,316
Transferred from construction in progress	3,340	40,214	35,489	79,043
Transferred to subsidiaries	(108)	—	(14,376)	(14,484)
Reclassification	16,898	(65,204)	48,306	—
Contributed to a jointly controlled entity	—	—	(271)	(271)
Reclassification to lease prepayments and other assets	(1,726)	—	(8,270)	(9,996)
Disposals	(815)	—	(6,806)	(7,621)
Balance at 31 December 2012	68,009	387,059	530,077	985,145

Accumulated depreciation:
Balance at 1 January 2011	21,389	172,837	223,566	417,792
Depreciation charge for the year	1,893	26,582	21,886	50,361
Transferred from subsidiaries	87	—	1,237	1,324
Transferred to subsidiaries	(3)	—	(25)	(28)
Impairment losses for the year	36	2,153	560	2,749
Reclassification	44	14	(58)	—
Reclassification to lease prepayments and other assets	(20)	—	(307)	(327)
Written back on disposals	(510)	(167)	(6,861)	(7,538)
Balance at 31 December 2011	22,916	201,419	239,998	464,333
Balance at 1 January 2012	22,916	201,419	239,998	464,333
Depreciation charge for the year	2,180	24,810	28,306	55,296
Transferred to subsidiaries	(52)	—	(2,438)	(2,490)
Contributed to a jointly controlled entity	—	—	(219)	(219)
Impairment losses for the year	—	1,006	8	1,014
Reclassification	2,095	(15,639)	13,544	—
Reclassification to lease prepayments and other assets	(146)	—	(2,067)	(2,213)
Written back on disposals	(274)	—	(5,719)	(5,993)
Balance at 31 December 2012	26,719	211,596	271,413	509,728

Net book value:
Balance at 1 January 2011	26,016	192,530	218,324	436,870
Balance at 31 December 2011	27,151	208,466	235,208	470,825
Balance at 31 December 2012	41,290	175,463	258,664	475,417

The additions to the exploration and production segment and oil and gas properties of the Group and the Company for the year ended 31 December 2012 included RMB 2,833 million (2011: 2,425 million) and RMB 2,164 million (2011: RMB 2,302 million) of estimated dismantlement costs for site restoration (Note 32).

18  CONSTRUCTION IN PROGRESS

The Group

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2011	30,374	20,675	27,312	8,985	2,253	89,599
Additions	64,305	20,445	26,292	10,136	1,868	123,046
Dry hole costs written off	(5,979)	—	—	—	—	(5,979)
Transferred to property, plant and equipment	(50,774)	(19,337)	(12,984)	(4,692)	(1,845)	(89,632)
Reclassification to lease prepayments and other assets	(187)	(376)	(4,713)	(152)	(234)	(5,662)
Impairment losses for the year	—	—	(28)	—	—	(28)
Exchange adjustments	(31)	—	(2)	—	—	(33)
Balance at 31 December 2011	37,708	21,407	35,877	14,277	2,042	111,311
Balance at 1 January 2012	37,708	21,407	35,877	14,277	2,042	111,311
Additions	85,988	35,397	25,862	20,993	1,995	170,235
Dry hole costs written off	(7,988)	—	—	—	—	(7,988)
Transferred to property, plant and equipment	(58,201)	(19,615)	(12,318)	(6,625)	(1,024)	(97,783)
Reclassification to lease prepayments and other assets	(381)	(698)	(5,238)	(127)	(352)	(6,796)
Reclassification	—	275	—	(275)	—	—
Exchange adjustments	(2)	—	—	—	—	(2)
Balance at 31 December 2012	57,124	36,766	44,183	28,243	2,661	168,977

As at 31 December 2012, the amount of capitalised cost of exploratory wells included in the Group’s construction in progress related to the exploration and production segment was RMB 17,829 million (2011: RMB 10,649 million). The geological and geophysical costs paid during the year ended 31 December 2012 were RMB 7,469 million (2011: RMB 7,182 million).

The Company

	Exploration		Marketing		Corporate
	and		and		and
	production	Refining	distribution	Chemicals	others	Total
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January 2011	29,400	19,063	19,610	6,561	2,196	76,830
Additions	59,741	18,188	23,319	6,834	1,784	109,866
Transferred from subsidiaries	—	—	6,253	—	—	6,253
Dry hole costs written off	(5,979)	—	—	—	—	(5,979)
Transferred to property, plant and equipment	(46,302)	(18,221)	(11,598)	(2,054)	(1,721)	(79,896)
Reclassification to lease prepayment and other assets	(185)	(340)	(4,535)	(112)	(233)	(5,405)
Impairment losses for the year	—	—	(28)	—	—	(28)
Balance at 31 December 2011	36,675	18,690	33,021	11,229	2,026	101,641
Balance at 1 January 2012	36,675	18,690	33,021	11,229	2,026	101,641
Additions	80,197	23,884	21,661	16,380	1,575	143,697
Transferred to subsidiaries	—	—	—	(228)	—	(228)
Dry hole costs written off	(7,988)	—	—	—	—	(7,988)
Transferred to property, plant and equipment	(52,727)	(11,063)	(10,041)	(4,282)	(930)	(79,043)
Reclassification to lease prepayment and other assets	(373)	(171)	(5,030)	(110)	(196)	(5,880)
Balance at 31 December 2012	55,784	31,340	39,611	22,989	2,475	152,199

19 GOODWILL

	The Group
	2012	2011
	RMB millions	RMB millions
Cost:	13,914	15,869
Less: Accumulated impairment losses	(7,657)	(7,657)
	6,257	8,212

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	2012	2011
	RMB millions	RMB millions
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individual significant goodwill	204	2,159
	6,257	8,212

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.5% to 12.5% (2011: 12.0% to 12.7%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised. However, as key assumptions on which management has made in respect of future cash projections are subject to change, management believes that any adverse change in the assumptions would cause the carrying amount to exceed its recoverable amount.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

During the year ended 31 December 2012, the Group adjusted the carrying amounts of certain identifiable assets acquired in prior periods and corresponding goodwill, that are insignificant to the Group, has been adjusted accordingly.

20  INVESTMENTS IN SUBSIDIARIES

	The Company
	2012	2011
	RMB millions	RMB millions
Investments in subsidiaries, at cost	82,164	70,364

Details of the Company’s principal subsidiaries at 31 December 2012 are set out in Note 39.

21  INTEREST IN ASSOCIATES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Investments in associates, at cost	—	—	10,933	13,686
Share of net assets	28,812	25,692	—	—
	28,812	25,692	10,933	13,686

The Group’s and the Company’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC. These investments, other than the principal associates disclosed below, are individually or in aggregate not material to the Group’s and the Company’s financial condition or results of operations for all periods presented.

21  INTEREST IN ASSOCIATES (Continued)

The Group’s principal associates, all of which are incorporated in the PRC, are as follows:

			Percentage	Percentage of
	Form of		of equity	equity held by
	Business	Particulars of issued	held by the	the Company’s
Name of company	structure	and paid up capital	Company	subsidiaries	Principal activities
			%	%
Sinopec Finance Company Limited	Incorporated	Registered capital RMB 10,000,000,000	49.00	—	Provision of non-banking financial services
China Aviation Oil Supply Company Limited	Incorporated	Registered capital RMB 3,800,000,000	—	29.00	Marketing and distribution of refined petroleum products
Zhongtian Synergetic Energy Company Limited	Incorporated	Registered capital RMB 5,403,768,480	38.75	—	Manufacturing of coal-chemical products
Shanghai Chemical Industry Park Development Company Limited	Incorporated	Registered capital RMB 2,372,439,000	—	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC
Shanghai Petroleum Company Limited	Incorporated	Registered capital RMB 900,000,000	30.00	—	Exploration and production of crude oil and natural gas

Summarised financial information in respect of the Group’s principal associates is as follows:

	2012	2011
	RMB millions	RMB millions
Total assets	161,095	171,072
Total liabilities	(123,225)	(137,375)
Net assets	37,870	33,697
The Group’s share of net assets of associates	15,283	13,512
Operating revenue	106,871	91,929
Net profit	3,470	3,559
The Group’s share of profits of associates	1,292	1,290

22  INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Investments in jointly controlled entities, at cost	—	—	10,410	10,094
Share of net assets	21,388	19,992	—	—
	21,388	19,992	10,410	10,094

The Group’s and the Company’s principal interests in jointly controlled entities are primarily engaged in the refining and chemical operations in the PRC as follows:

Name of company	Form of Business structure	Particulars of issued and paid up capital	Percentage of equity held by the Company	Percentage of equity held by the Company’s subsidiaries	Principal activities
			%	%
Shanghai Secco Petrochemical Company Limited	Incorporated	Registered capital USD 901,440,964	30.00	20.00	Manufacturing and distribution of petrochemical products
BASF-YPC Company Limited	Incorporated	Registered capital RMB 11,505,080,000	30.00	10.00	Manufacturing and distribution of petrochemical products
Fujian Refining and Petrochemical Company Limited	Incorporated	Registered capital RMB 13,306,000,000	—	50.00	Manufacturing and distribution of petrochemical products
Sinopec SABIC Tianjin Petrochemical Company Limited	Incorporated	Registered capital RMB 6,120,000,000	50.00	—	Manufacturing and distribution of petrochemical products
State Power-Sinopec (Ningxia) Energy Chemical Company Limited	Incorporated	Registered capital RMB 4,600,000,000	—	50.00	Manufacturing and distribution of coal-chemical products

22  INTEREST IN JOINTLY CONTROLLED ENTITIES (Continued)

The Group’s effective interest share of the jointly controlled entities’ results of operation, financial condition and cash flows are as follows:

	2012	2011
	RMB millions	RMB millions
Results of operation:
Operating revenue	72,495	70,026
Expenses	(73,299)	(68,462)
Net (loss)/profit	(804)	1,564

Financial condition:
Current assets	18,610	16,329
Non-current assets	45,459	38,122
Current liabilities	(17,069)	(10,931)
Non-current liabilities	(25,612)	(23,528)
Net assets	21,388	19,992

Cash flows:
Net cash generated from operating activities	4,619	4,407
Net cash used in investing activities	(5,551)	(3,983)
Net cash generated from /(used in) financing activities	2,844	(645)
Net increase/(decrease) in cash and cash equivalents	1,912	(221)

23  INVESTMENTS

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Available-for-sale financial assets
– Equity securities, listed and at quoted market price	83	55	13	13
Investments in equity securities, unlisted and at cost	2,084	1,952	1,509	1,056
	2,167	2,007	1,522	1,069
Less: Impairment losses for investments	(166)	(178)	(126)	(132)
	2,001	1,829	1,396	937

Unlisted investments represent the Group’s and the Company’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

The impairment losses relating to investments for the year ended 31 December 2012 amounted to RMB nil (2011: RMB 2 million).

24  LONG-TERM PREPAYMENTS AND OTHER ASSETS

Long-term prepayments and other assets primarily represent prepaid rental expenses over one year, computer software, catalysts, operating rights of service stations and prepayments in connection with construction work and equipment purchases.

25  TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due from third parties	63,311	44,344	2,634	2,943
Amounts due from subsidiaries	—	—	14,885	11,168
Amounts due from Sinopec Group Company and fellow subsidiaries	7,207	6,185	668	474
Amounts due from associates and jointly controlled entities	11,576	9,204	3,400	3,101
	82,094	59,733	21,587	17,686
Less: Impairment losses for bad and doubtful debts	(699)	(1,012)	(546)	(857)
Trade accounts receivable, net	81,395	58,721	21,041	16,829
Bills receivable	20,045	27,961	1,333	17,802
	101,440	86,682	22,374	34,631

25  TRADE ACCOUNTS RECEIVABLE, NET AND BILLS RECEIVABLE (Continued)

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	101,295	86,580	22,315	34,572
Between one and two years	85	66	45	46
Between two and three years	52	16	10	5
Over three years	8	20	4	8
	101,440	86,682	22,374	34,631

Impairment losses for bad and doubtful debts are analysed as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January	1,012	1,322	857	1,087
Impairment losses recognised for the year	44	51	31	47
Reversal of impairment losses	(155)	(124)	(152)	(110)
Written off	(202)	(237)	(190)	(167)
Balance at 31 December	699	1,012	546	857

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

26  INVENTORIES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Crude oil and other raw materials	115,025	113,918	80,247	81,472
Work in progress	20,734	14,989	15,079	10,093
Finished goods	79,494	71,853	50,969	50,299
Spare parts and consumables	3,500	4,039	2,778	2,999
	218,753	204,799	149,073	144,863
Less: Allowance for diminution in value of inventories	(491)	(1,382)	(229)	(715)
	218,262	203,417	148,844	144,148

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 2,372,215 million for the year ended 31 December 2012 (2011: RMB 2,092,421 million), which includes the write-down of inventories of RMB 7,419 million (2011: RMB 3,264 million) that primarily related to the refining and chemicals segments, and the reversal of write-down of inventories of RMB 8,321 million (2011: RMB 2,973 million), that mainly was due to the sales of inventories. The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement.

27  PREPAID EXPENSES AND OTHER CURRENT ASSETS

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Advances to third parties	906	869	735	702
Amounts due from Sinopec Group Company and fellow subsidiaries	932	821	588	621
Amounts due from associates and jointly controlled entities	1,970	984	1,327	972
Amounts due from subsidiaries	—	—	38,386	26,220
Other receivables	963	963	456	257
Loans and receivables	4,771	3,637	41,492	28,772
Purchase deposits and other assets	6,814	5,273	5,500	4,502
Prepaid value-added tax and customs duty	21,671	17,458	18,873	15,182
Available-for-sale financial assets	—	200	—	—
Derivative financial instruments
– hedging	1,006	837	—	—
– non-hedging	187	54	—	—
	34,449	27,459	65,865	48,456

28  DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

The Group

	Assets		Liabilities		Net balance
	2012	2011	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	3,292	3,105	—	—	3,292	3,105
Accruals	421	1,844	—	—	421	1,844
Cash flow hedges	36	7	—	—	36	7
Non-current
Property, plant and equipment	7,467	6,163	(15,661)	(14,785)	(8,194)	(8,622)
Tax value of losses carried forward	3,051	1,550	—	—	3,051	1,550
Embedded derivative component of the convertible bonds	—	—	(364)	(379)	(364)	(379)
Others	21	37	(18)	(17)	3	20
Deferred tax assets/(liabilities)	14,288	12,706	(16,043)	(15,181)	(1,755)	(2,475)

The Company

	Assets		Liabilities		Net balance
	2012	2011	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	2,741	2,706	—	—	2,741	2,706
Accruals	330	1,780	—	—	330	1,780
Non-current
Property, plant and equipment	6,324	5,088	(8,367)	(6,954)	(2,043)	(1,866)
Embedded derivative component of the convertible bonds	—	—	(364)	(379)	(364)	(379)
Others	11	40	(18)	(17)	(7)	23
Deferred tax assets/(liabilities)	9,406	9,614	(8,749)	(7,350)	657	2,264

As at 31 December 2012, certain subsidiaries of the Company did not recognise the tax value of loss carried forward of RMB 11,510 million (2011: RMB 8,082 million), of which RMB 3,852 million (2011: RMB 2,936 million) was incurred for the year ended 31 December 2012, because it was not probable that the related tax benefit will be realised. The tax value of these losses carried forward of RMB 2,994 million, RMB 825 million, RMB 365 million, RMB 3,474 million and RMB 3,852 million will expire in 2013, 2014, 2015, 2016 and 2017, respectively.

Periodically, management performed assessment on the probability that taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2012, write-down of deferred tax assets amounted to RMB 180 million related to the expiration of tax losses (2011: RMB 533 million).

28  DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

The Group

			Recognised in
	Balance at	Recognised in	other	Balance at
	1 January	consolidated	comprehensive	31 December
	2011	income	income	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	3,507	(402)	—	3,105
Accruals	1,588	256	—	1,844
Cash flow hedges	31	—	(24)	7
Non-current
Property, plant and equipment	(6,975)	(2,002)	355	(8,622)
Tax value of losses carried forward	2,116	(566)	—	1,550
Embedded derivative component of the convertible bonds	(64)	(315)	—	(379)
Others	12	7	1	20
Net deferred tax assets/(liabilities)	215	(3,022)	332	(2,475)
			Recognised in
	Balance at	Recognised in	other	Balance at
	1 January	consolidated	comprehensive	31 December
	2012	income	income	2012
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	3,105	187	—	3,292
Accruals	1,844	(1,423)	—	421
Cash flow hedges	7	—	29	36
Non-current
Property, plant and equipment	(8,622)	413	15	(8,194)
Tax value of losses carried forward	1,550	1,501	—	3,051
Embedded derivative component of the convertible bonds	(379)	15	—	(364)
Others	20	(17)	—	3
Net deferred tax liabilities	(2,475)	676	44	(1,755)

28  DEFERRED TAX ASSETS AND LIABILITIES (Continued)

The Company

			Recognised
	Balance at	Recognised in	in other	Balance at
	1 January	income	comprehensive	31 December
	2011	statement	income	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	3,084	(378)	—	2,706
Accruals	1,617	163	—	1,780
Non-current
Property, plant and equipment	(1,019)	(847)	—	(1,866)
Embedded derivative components of the convertible bonds	(64)	(315)	—	(379)
Others	7	15	1	23
Net deferred tax assets	3,625	(1,362)	1	2,264

	Balance at	Recognised in	Transferred	Balance at
	1 January	income	to a	31 December
	2012	statement	subsidiary	2012
	RMB millions	RMB millions	RMB millions	RMB millions
Current
Receivables and inventories	2,706	224	(189)	2,741
Accruals	1,780	(1,450)	—	330
Non-current
Property, plant and equipment	(1,866)	(177)	—	(2,043)
Embedded derivative components of the convertible bonds	(379)	15	—	(364)
Others	23	(30)	—	(7)
Net deferred tax assets	2,264	(1,418)	(189)	657

29  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Third parties’ debts
Short-term bank loans	27,597	25,036	1,070	3,401
Current portion of long-term bank loans	15,387	4,609	15,354	4,579
Current portion of long-term other loans	79	79	2	2
Current portion of long-term corporate bonds	—	38,500	—	38,500
	15,466	43,188	15,356	43,081
Corporate bonds (a)	30,000	—	30,000	—
	73,063	68,224	46,426	46,482
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	42,631	11,949	622	441
Current portion of long-term loans	288	200	288	200
	42,919	12,149	910	641
	115,982	80,373	47,336	47,123

The Group’s and the Company’s weighted average interest rates on short-term loans were 1.9% (2011: 3.5%) and 4.7% (2011: 5.9%) at 31 December 2012, respectively.

29  SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

		The Group		The Company
	Interest rate and final maturity	2012	2011	2012	2011
		RMB millions	RMB millions	RMB millions	RMB millions
Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to 6.9% per annum at 31 December 2012 with maturities through 2025	16,770	19,620	15,407	19,460
Japanese Yen denominated	Interest rates 2.6% per annum at 31 December 2012 with maturities through 2024	785	1,179	785	1,179
US Dollar denominated	Interest rates ranging from interest free to 1.55% per annum at 31 December 2012 with maturities through 2031	353	415	229	253
		17,908	21,214	16,421	20,892
Long-term other loans
Renminbi denominated	Interest free per annum at 31 December 2012 with maturities through 2014	208	208	140	140
US Dollar denominated	Interest rates ranging from interest free to 4.89% per annum at 31 December 2012 with maturities through 2015	19	23	10	14
		227	231	150	154
Corporate bonds
Renminbi denominated	Fixed interest rate ranging from 3.75% to 5.68% per annum at 31 December 2012 with maturity through 2022 (b)	60,000	78,500	60,000	78,500
Convertible bonds
Hong Kong Dollar denominated	Convertible bonds with maturity in 2014 (c)	10,956	10,415	10,956	10,415
Renminbi denominated	Bonds with Warrants with maturity in 2014 (d)	28,327	27,095	28,327	27,095
	Convertible bonds with maturity in 2017 (e)	22,566	22,627	22,566	22,627
		61,849	60,137	61,849	60,137
Total third parties’ long-term debts		139,984	160,082	138,420	159,683
Less: Current portion		(15,466)	(43,188)	(15,356)	(43,081)
		124,518	116,894	123,064	116,602
Long-term loans from Sinopec Group Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to 6.98% per annum at 31 December 2012 with maturities through 2020	37,700	37,763	37,455	37,518
US Dollar denominated	Interest rates 2.06% per annum at 31 December 2012 with maturity in 2013	186	—	178	—
Total Long-term loans from Sinopec Group Company and fellow subsidiaries		37,886	37,763	37,633	37,518
Less: Current portion		(288)	(200)	(288)	(200)
		37,598	37,563	37,345	37,318
		162,116	154,457	160,409	153,920

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

29 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Notes:

(a) The Company issued 270-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on 25 July 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 3.11% per annum.

The Company issued 90-day corporate bonds of face value RMB 5 billion to corporate investors in the PRC debenture market on 25 October 2012 at par value of RMB 100. The effective yield of the 90-day corporate bonds is 3.70% per annum.

The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 8 November 2012 at par value of RMB 100. The effective yield of the 180-day corporate bonds is 3.88% per annum.

The Company issued 270-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 19 November 2012 at par value of RMB 100. The effective yield of the 270-day corporate bonds is 3.90% per annum.

(b) These corporate bonds are guaranteed by Sinopec Group Company and are carried at amortised cost.

(c) On 24 April 2007, the Company issued zero coupon convertible bonds due 2014 with an aggregate principal amount of HKD 11.7 billion (the “2007 Convertible Bonds”). The holders can convert the 2007 Convertible Bonds into shares of the Company from 4 June 2007 onwards at a price of HKD10.76 per share, subject to adjustment for subdivision or consolidation of shares, bonus issues, rights issues, capital distribution, change of control and other events which have a dilutive effect on the issued share capital of the Company (“the Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2007 Convertible Bonds will be redeemed on the maturity date at 121.069% of the principal amount. The Company has an early redemption option at any time after 24 April 2011 (subject to certain criteria) (the “Early Redemption Option”) and a cash settlement option when the holders exercise their conversion right (the “Cash Settlement Option”).

During the year ended 31 December 2011, the Company redeemed part of the 2007 Convertible Bonds upon certain holders’ request, with the principal amount of HKD 39 million.

During the year ended 31 December 2012, the conversion price of the 2007 Convertible Bonds was adjusted to HKD 10.60 per share as the result of dividend distribution.

As at 31 December 2012, the carrying amounts of the liability component and the derivative component, representing the Conversion Options, the Early Redemption Option and the Cash Settlement Option, of the 2007 Convertible Bonds were RMB 10,842 million (2011: RMB 10,345 million) and RMB 114 million (2011: RMB 70 million), respectively. No conversion of the 2007 Convertible Bonds occurred for the year ended 31 December 2012.

As at 31 December 2012 and 2011, the fair value of the derivative component of the 2007 Convertible Bonds was calculated using the Black-Scholes Model. The following are the major inputs used in the Black-Scholes Model:

	2012	2011
Stock price of H shares	HKD 8.78	HKD 8.17
Conversion price	HKD 10.60	HKD 10.76
Option adjusted spread	150 basis points	200 basis points
Average risk free rate	0.39%	0.72%
Average expected life	1.3 years	2.3 years

Any change in the major inputs into the Black-Sholes Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2011 to 31 December 2012 resulted in an unrealised loss of RMB 43 million (2011: an unrealised gain RMB 259 million), which has been recorded in the “finance costs” section of the consolidated income statement for year ended 31 December 2012.

The initial carrying amount of the liability component of the 2007 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2007 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 24 April 2007. Interest expense is calculated using the effective interest method by applying the effective interest rate of 4.19% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2007 Convertible Bonds been considered as the liability component, the effective interest rate would have been 3.03%.

(d) On 26 February 2008, the Company issued bonds with stock warrants due 2014 with an aggregate principal amount of RMB 30 billion in the PRC (the “Bonds with Warrants”). The Bonds with Warrants, which bear a fixed interest rate of 0.80% per annum payable annually, were issued at par value of RMB 100. The Bonds with Warrants are guaranteed by Sinopec Group Company.

The initial recognition of the liability component of the Bond with Warrants is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option or other derivative components (“market interest rate”). Interest expense is calculated using the effective interest method by applying the market interest rate of 5.40% to the liability component.

29 SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Notes: (Continued)

(e) On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

As at 31 December 2012, the carrying amounts of the liability component and the derivative component were RMB 20,104 million (2011: RMB 20,017 million) and RMB 2,462 million (2011: RMB 2,610 million), respectively.

During the year ended 31 December 2012, the conversion price of the 2011 Convertible Bonds was adjusted to RMB 6.98 per share as a result of the final dividends for the year ended 31 December 2011 and the interim dividends for the year ended 31 December 2012 declared and paid during the year.

During the year ended 31 December 2012, RMB 857,033 thousand of the 2011 Convertible Bonds were converted into 117,724,450 A shares of the Company.

As at 31 December 2012 and 2011, the fair value of the derivative component of the 2011 Convertible Bonds was calculated using the Binomial Model. The followings are the major inputs used in the Binomial Model:

	2012	2011
Stock price of A shares	RMB 6.92	RMB 7.18
Conversion price	RMB 6.98	RMB 7.28
Credit spread	120 basis points	180 basis points
RMB onshore swap rate	3.66%	2.81%

Any change in the major inputs into the Binomial Model will result in changes in the fair value of the derivative component. The changes in the fair value of the derivative component from 31 December 2011 to 31 December 2012 resulted in an unrealised loss of RMB 19 million (2011: an unrealised gain of RMB 1,000 million), which has been recorded in the “finance costs” section of the consolidated income statement for year ended 31 December 2012.

The initial carrying amount of the liability component of the 2011 Convertible Bonds is the residual amount, which is after deducting the allocated issuance cost of the 2011 Convertible Bonds relating to the liability component and the fair value of the derivative component as at 1 March 2011. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.10% to the adjusted liability component. Should the aforesaid derivative component not been separated out and the entire 2011 Convertible Bonds been considered as the liability component, the effective interest rate would have been 2.07%.

30 TRADE ACCOUNTS AND BILLS PAYABLES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Amounts due to third parties	204,535	167,207	54,209	50,622
Amounts due to Sinopec Group Company and fellow subsidiaries	6,870	6,429	2,514	4,266
Amounts due to associates and jointly controlled entities	4,223	3,366	1,004	1,597
Amounts due to subsidiaries	—	—	63,457	71,653
	215,628	177,002	121,184	128,138
Bills payable	6,656	5,933	4,000	3,052
Trade accounts and bills payables measured at amortised cost	222,284	182,935	125,184	131,190

The maturities of trade accounts and bills payables are as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Due within 1 month or on demand	188,822	150,949	92,241	98,469
Due after 1 month but within 6 months	33,315	31,820	32,836	32,622
Due after 6 months	147	166	107	99
	222,284	182,935	125,184	131,190

31 ACCRUED EXPENSES AND OTHER PAYABLES

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Accrued expenditures	43,091	33,849	39,504	32,373
Advances from third parties	4,309	5,989	3,785	4,473
Amounts due to Sinopec Group Company and fellow subsidiaries	11,295	9,714	9,068	7,546
Amounts due to subsidiaries	—	—	65,130	26,210
Others	7,421	7,167	4,892	3,630
Financial liabilities carried at amortised costs	66,116	56,719	122,379	74,232
Taxes other than income tax	33,718	47,864	28,935	41,222
Receipts in advance	68,120	65,606	57,876	61,554
Provision for onerous contracts for purchases of crude oil (Note)	—	5,800	—	5,800
Derivative financial instruments
– hedging	1,032	684	—	—
– non-hedging	76	205	36	188
	169,062	176,878	209,226	182,996

Note:

As at 31 December 2011, the Group has entered into certain non-cancellable purchase contracts of crude oil for delivery in 2012. Due to the high purchase costs of crude oil of these contracts, the Group determined that the economic benefits to be derived from processing the crude oil under these purchase contracts would be lower than the unavoidable cost of meeting the Group’s obligations under these purchase contracts. Consequently, a provision for onerous contracts of RMB 5,800 million was recognised as at 31 December 2011. The amount of provision for onerous contracts as at 31 December 2011 approximated the actual losses incurred from these non-cancellable purchase commitment contracts during the year ended 31 December 2012 and the provision has been utilised accordingly. Management expects the economic benefits to be derived from non-cancellable purchase commitment contracts entered into by the Group as at 31 December 2012 would be higher than the unavoidable cost of meeting the obligation under these contracts. Therefore, the Group did not recognise such a provision as at 31 December 2012.

32 PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has committed to the local government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group and the Company’s obligations for the dismantlement of its oil and gas properties is as follow:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Balance at 1 January	18,317	15,510	17,114	14,462
Provision for the year	2,833	2,425	2,164	2,302
Accretion expenses	856	741	798	690
Utilised	(480)	(343)	(478)	(340)
Exchange adjustment	(1)	(16)	—	—
Balance at 31 December	21,525	18,317	19,598	17,114

33 SHARE CAPITAL

	The Group and the Company
	2012	2011
	RMB millions	RMB millions
Registered, issued and fully paid
70,039,798,886 listed A shares (2011: 69,922,074,436) of RMB 1.00 each	70,040	69,922
16,780,488,000 listed H shares (2011: 16,780,488,000) of RMB 1.00 each	16,780	16,780
	86,820	86,702

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities of the Predecessor Operations transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2012, the Company issued 117,724,450 (2011: 34,662) listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds (Note 29(e)).

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and loans. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to equity shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2012, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 24.1% (2011: 24.6%) and 56.7% (2011: 55.7% ), respectively.

The schedules of the contractual maturities of loans and commitments are disclosed in Notes 29 and 35, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

34 RESERVES

The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of changes in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2012	2011
	RMB millions	RMB millions
Capital reserve
Balance at 1 January	9,124	9,151
Distribution to Sinopec Group Company	(2)	(27)
Balance at 31 December	9,122	9,124
Share premium
Balance at 1 January	24,953	24,953
Exercise of Conversion of the 2011 Convertible Bonds (Note 29(e))	799	—
Balance at 31 December	25,752	24,953
Statutory surplus reserve
Balance at 1 January	61,263	54,711
Appropriation	6,340	6,552
Balance at 31 December	67,603	61,263
Discretionary surplus reserve
Balance at 1 January	117,000	87,000
Appropriation	—	30,000
Balance at 31 December	117,000	117,000
Other reserves
Balance at 1 January	3,346	1,804
Change in fair value of available-for-sale financial assets, net of deferred tax	—	(4)
Others	446	1,546
Balance at 31 December	3,792	3,346
Retained earnings
Balance at 1 January	121,463	112,768
Profit for the year	64,281	66,734
Final dividend for 2011 (Note 14)	(17,364)	(11,271)
Interim dividend for 2012 (Note 14)	(8,682)	(8,670)
Appropriation	(6,340)	(36,552)
Others	(446)	(1,546)
Balance at 31 December	152,912	121,463
	376,181	337,149

35 COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 31 December 2012 and 2011, the future minimum lease payments under operating leases are as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Within one year	15,844	10,414	15,400	9,830
Between one and two years	14,983	9,764	14,678	9,503
Between two and three years	14,844	9,668	14,546	9,443
Between three and four years	14,745	9,585	14,480	9,319
Between four and five years	14,598	9,465	14,421	9,297
Thereafter	326,234	215,810	320,713	210,277
	401,248	264,706	394,238	257,669

35 COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Capital commitments

At 31 December 2012 and 2011, capital commitments are as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Authorised and contracted for	202,745	192,792	176,105	170,698
Authorised but not contracted for	16,803	32,178	14,613	24,358
	219,548	224,970	190,718	195,056

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects and the construction of service stations and oil depots.

Exploration and production licenses

Exploration licenses for exploration activities in the PRC are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 424 million for the year ended 31 December 2012 (2011: RMB 438 million).

Estimated future annual payments are as follows:

	The Group and the Company
	2012	2011
	RMB millions	RMB millions
Within one year	325	335
Between one and two years	163	105
Between two and three years	28	25
Between three and four years	27	26
Between four and five years	24	28
Thereafter	699	730
	1,266	1,249

Contingent liabilities

At 31 December 2012 and 2011, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		The Company
	2012	2011	2012	2011
	RMB millions	RMB millions	RMB millions	RMB millions
Jointly controlled entities	574	703	245	283
Associates	75	79	—	4
Others	5,496	6,700	—	—
	6,145	7,482	245	287

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses are estimable. As at 31 December 2012 and 2011, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 4,813 million for the year ended 31 December 2012 (2011: RMB 4,228 million).

35 COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

36 RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions as listed below with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business. The majority of these transactions with Sinopec Group and fellow subsidiaries also constitute continuing connected transactions as defined under Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Further details of these continuing connected transactions are disclosed under the paragraph "Connected Transactions" in the Group's Annual Report.

	Note	2012	2011
		RMB millions	RMB millions
Sales of goods	(i)	313,919	301,456
Purchases	(ii)	129,005	134,828
Transportation and storage	(iii)	1,590	1,385
Exploration and development services	(iv)	48,831	44,392
Production related services	(v)	11,893	12,401
Ancillary and social services	(vi)	4,062	3,856
Operating lease charges	(vii)	7,408	7,479
Agency commission income	(viii)	154	25
Interest received	(ix)	116	151
Interest paid	(x)	1,228	615
Net deposits withdrawn from related parties	(ix)	3,108	1,483
Net loans obtained from/(repaid to) related parties	(xi)	30,805	(6,707)

The amounts set out in the table above in respect of the years ended 31 December 2012 and 2011 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

At 31 December 2012 and 2011, there were no guarantees given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 35.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

Notes:

(i) Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii) Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv) Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v) Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

36 RELATED PARTY TRANSACTIONS (Continued)

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

(viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix) Interest received represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2012 was RMB 4,012 million (2011: RMB 7,120 million).

(x) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi) The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. The terms of these agreements are summarised as follows:

(a) The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

‧      the government-prescribed price;

‧      where there is no government-prescribed price, the government-guidance price;

‧      where there is neither a government-prescribed price nor a government-guidance price, the market price; or

‧      where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b) The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

(c) The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and the rental amount is approximately RMB 6,727 million per annum (2011: RMB 6,727 million). The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

36 RELATED PARTY TRANSACTIONS (Continued)

(a) Transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities (Continued)

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities included in the following accounts captions are summarised as follows:

	2012	2011
	RMB millions	RMB millions
Trade accounts receivable	18,783	15,389
Prepaid expenses and other current assets	2,902	1,805
Long-term prepayments and other assets	4,196	4,626
Total amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	25,881	21,820
Trade accounts payable	11,093	9,795
Accrued expenses and other payables	11,295	9,714
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	42,919	12,149
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	37,598	37,563
Total amounts due to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities	102,905	69,221

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 29.

As at and for the years ended 31 December 2012 and 2011, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(b) Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2012	2011
	RMB millions	RMB millions
Short-term employee benefits	8,990	8,558
Retirement scheme contributions	478	420
	9,468	8,978

Total emoluments are included in “personnel expenses” as disclosed in Note 6.

(c) Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 37. As at 31 December 2012 and 2011, the accrual for the contribution to post-employment benefit plans was not material.

(d) Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the following:

‧      sales and purchase of goods and ancillary materials;

‧      rendering and receiving services;

‧      lease of assets;

‧      depositing and borrowing money; and

‧      use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

37 EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the staff salaries. A member of the above plans is entitled to a pension equal to a fixed proportion of the salary prevailing at his or her retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2012 were RMB 6,603 million (2011: RMB 5,394 million).

38 SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii) Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv) Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v) Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1) Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. Segment liabilities exclude short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other non-current liabilities.

38 SEGMENT REPORTING (Continued)

(1) Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Information on the Group’s reportable segments is as follows:

	2012	2011
	RMB millions	RMB millions
Turnover
Exploration and production
External sales	53,738	47,519
Inter-segment sales	174,571	173,115
	228,309	220,634
Refining
External sales	193,464	189,504
Inter-segment sales	1,071,387	1,015,855
	1,264,851	1,205,359
Marketing and distribution
External sales	1,453,541	1,335,569
Inter-segment sales	9,638	5,767
	1,463,179	1,341,336
Chemicals
External sales	356,150	368,658
Inter-segment sales	48,226	45,203
	404,376	413,861
Corporate and others
External sales	676,725	522,517
Inter-segment sales	635,046	610,585
	1,311,771	1,133,102
Elimination of inter-segment sales	(1,938,868)	(1,850,525)

Turnover	2,733,618	2,463,767
Other operating revenues
Exploration and production	28,876	21,204
Refining	6,061	6,713
Marketing and distribution	8,703	6,290
Chemicals	7,588	6,629
Corporate and others	1,199	1,080
Other operating revenues	52,427	41,916
Turnover and other operating revenues	2,786,045	2,505,683

38 SEGMENT REPORTING (Continued)

(1) Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2012	2011
	RMB millions	RMB millions
Result
Operating profit/(loss)
By segment
– Exploration and production	70,054	71,631
– Refining	(11,444)	(35,780)
– Marketing and distribution	42,652	44,696
– Chemicals	1,178	26,732
– Corporate and others	(2,443)	(2,640)
– Elimination	(1,335)	891
Total segment operating profit	98,662	105,530
Share of profits less losses from associates and jointly controlled entities
– Exploration and production	301	248
– Refining	(934)	(421)
– Marketing and distribution	1,034	1,103
– Chemicals	408	2,560
– Corporate and others	817	662
Aggregate share of profits less losses from associates and jointly controlled entities	1,626	4,152
Investment income
– Exploration and production	1	—
– Refining	75	4
– Marketing and distribution	131	143
– Chemicals	14	17
– Corporate and others	14	4
Aggregate investment income	235	168
Net finance costs	(9,881)	(5,285)
Profit before taxation	90,642	104,565
Assets
Segment assets
– Exploration and production	368,587	329,968
– Refining	309,204	274,507
– Marketing and distribution	261,724	231,664
– Chemicals	145,867	143,215
– Corporate and others	100,517	77,489
Total segment assets	1,185,899	1,056,843
Interest in associates and jointly controlled entities	50,200	45,684
Investments	2,001	1,829
Deferred tax assets	14,288	12,706
Cash and cash equivalents and time deposits with financial institutions	10,864	25,197
Other unallocated assets	3,441	2,269
Total assets	1,266,693	1,144,528
Liabilities
Segment liabilities
– Exploration and production	90,430	86,538
– Refining	62,271	63,753
– Marketing and distribution	87,785	83,625
– Chemicals	30,100	30,459
– Corporate and others	139,811	111,680
Total segment liabilities	410,397	376,055
Short-term debts	73,063	68,224
Income tax payable	6,045	4,054
Long-term debts	124,518	116,894
Loans from Sinopec Group Company and fellow subsidiaries	80,517	49,712
Deferred tax liabilities	16,043	15,181
Other unallocated liabilities	8,074	7,064
Total liabilities	718,657	637,184

38 SEGMENT REPORTING (Continued)

(1) Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2012	2011
	RMB millions	RMB millions
Capital expenditure
Exploration and production	78,272	58,749
Refining	32,161	25,767
Marketing and distribution	27,232	28,517
Chemicals	18,996	15,015
Corporate and others	2,061	2,136
	158,722	130,184
Depreciation, depletion and amortisation
Exploration and production	39,283	35,455
Refining	12,270	11,519
Marketing and distribution	8,792	7,202
Chemicals	8,883	8,457
Corporate and others	1,228	1,183
	70,456	63,816
Impairment losses on long-lived assets
Exploration and production	1,006	2,153
Refining	—	78
Marketing and distribution	8	269
Chemicals	—	308
Corporate and others	—	1
	1,014	2,809

(2) Geographical information

The following tables set out information about the geographical information of (i) the Group’s external sales and (ii) the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2012	2011
	RMB millions	RMB millions
External sales
Mainland China	2,088,043	1,947,749
Others	698,002	557,934
Total	2,786,045	2,505,683
Non-current assets
Mainland China	862,044	762,805
Others	22,123	24,375
Total	884,167	787,180

39 PRINCIPAL SUBSIDIARIES

At 31 December 2012, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

	Particulars
	of issued	Percentage
Name of company	capital	of equity	Principal activities
	(millions)%
China Petrochemical International Company Limited	RMB 1,400	100.00	Trading of petrochemical products
Sinopec Sales Company Limited	RMB 1,700	100.00	Marketing and distribution of refined petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (Note)	RMB 5,019	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	55.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Sinopec Kantons Holdings Limited	HKD 207	72.34	Trading of crude oil and petroleum products
Sinopec Yizheng Chemical Fibre Company Limited (Note)	RMB 4,000	42.00	Production and sale of polyester chips and polyester fibres
Sinopec Zhongyuan Petrochemical Company Limited	RMB 2,400	93.51	Manufacturing of petrochemical products
Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	RMB 830	60.00	Marketing and distribution of refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	Trading of crude oil and petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec (Hong Kong) Limited	HKD 5,477	100.00	Trading of crude oil and petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	Marketing and distribution of refined petroleum products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	Marketing and distribution of petrochemical products
Sinopec International Petroleum Exploration and Production Limited	RMB 8,000	100.00	Investment in exploration, production and sales of petroleum and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	Marketing and distribution of refined petroleum products

Except for Sinopec Kantons Holdings Limited and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated in the PRC. All of the above principal subsidiaries are limited companies.

Note:

The Company consolidated the financial statements of the entity because it controlled the board of this entity and had the power to govern its financial and operating policies.

40 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview
Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, advances to third parties, amounts due from associates and jointly controlled entities, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and advances from third parties.

The Group has exposure to the following risks from its use of financial instruments:

‧      credit risk;

‧      liquidity risk;

‧      market risk; and

‧      equity price risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations. No single customer accounted for greater than 10% of total trade accounts receivable. The details of the Group’s credit policy and quantitative disclosures in respect of the Group’s exposure on credit risk for trade receivables are set out in Note 25.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As at 31 December 2012, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 197,696 million (2011: RMB 170,500 million) on an unsecured basis, at a weighted average interest rate of 2.20% (2011: 3.63%) per annum. As at 31 December 2012, the Group’s outstanding borrowings under these facilities were RMB 12,815 million (2011: RMB 13,767 million) and were included in short-term debts.

40 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk (Continued)
The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	At 31 December 2012
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Short-term debts	73,063	74,302	74,302	—	—	—
Long-term debts	124,518	142,342	3,242	45,935	73,929	19,236
Loans from Sinopec Group Company and fellow Subsidiaries	80,517	80,978	43,254	1,425	739	35,560
Trade accounts payable	215,628	215,628	215,628	—	—	—
Bills payable	6,656	6,656	6,656	—	—	—
Accrued expenses and other payables	63,559	63,559	63,559	—	—	—
	563,941	583,465	406,641	47,360	74,668	54,796

	At 31 December 2011
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Short-term debts	68,224	69,713	69,713	—	—	—
Long-term debts	116,894	131,551	7,291	17,943	57,842	48,475
Loans from Sinopec Group Company and fellow subsidiaries	49,712	50,346	12,584	228	1,974	35,560
Trade accounts payable	177,002	177,002	177,002	—	—	—
Bills payable	5,933	5,933	5,933	—	—	—
Accrued expenses and other payables	53,655	53,655	53,655	—	—	—
	471,420	488,200	326,178	18,171	59,816	84,035

The Company

	At 31 December 2012
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Short-term debts	46,426	47,558	47,558	—	—	—
Long-term debts	123,064	140,568	3,158	45,781	72,393	19,236
Loans from Sinopec Group Company and fellow Subsidiaries	38,255	38,500	1,040	1,410	490	35,560
Trade accounts payable	121,184	121,184	121,184	—	—	—
Bills payable	4,000	4,000	4,000	—	—	—
Accrued expenses and other payables	119,626	119,626	119,626	—	—	—
	452,555	471,436	296,566	47,191	72,883	54,796

	At 31 December 2011
		Total		More than 1
		contractual	Within 1	year but less	More than 2
	Carrying	undiscounted	year or on	than 2	years but less	More than
	amount	cash flow	demand	years	than 5 years	5 years
	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions
Short-term debts	46,482	47,442	47,442	—	—	—
Long-term debts	116,602	131,126	7,174	17,782	57,710	48,460
Loans from Sinopec Group Company and fellow subsidiaries	37,959	38,453	955	220	1,718	35,560
Trade accounts payable	128,138	128,138	128,138	—	—	—
Bills payable	3,052	3,052	3,052	—	—	—
Accrued expenses and other payables	70,066	70,066	70,066	—	—	—
	402,299	418,277	256,827	18,002	59,428	84,020

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

40 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company
	2012	2011	2012	2011
	millions	millions	millions	millions
Gross exposure arising from debts and loans
US Dollars	USD 2,405	USD 1,794	USD 66	USD 42
Japanese Yen	JPY 10,753	JPY 14,532	JPY 10,753	JPY 14,532
Hong Kong Dollars	HKD 13,511	HKD 12,847	HKD 13,511	HKD 12,847

A 5 percent strengthening of Renminbi against the following currencies at 31 December 2012 and 2011 would have increased profit for the year and retained earnings of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	The Group
	2012	2011
	RMB millions	RMB millions
US Dollars	567	424
Japanese Yen	29	44
Hong Kong Dollars	411	391

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 29.

As at 31 December 2012, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 577 million (2011: RMB 271 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2011.

Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil and refined oil products. The fluctuations in prices of crude oil and refined oil products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 31 December 2012, the Group had certain commodity contracts of crude oil and refined oil products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 31 December 2012 are set out in Notes 27 and 31.

As at 31 December 2012, it is estimated that a general increase/decrease of USD 10 per barrel in crude oil and refined oil products, with all other variables held constant, would decrease/increase the Group’s profit for the year and retained earnings by approximately RMB 221 million (2011: increase/decrease RMB 563 million), and increase/decrease the Group’s other reserves by approximately RMB 152 million (2011: RMB 450 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2011.

Equity price risk
The Group is exposed to equity price risk arising from changes in the Company’s own share price to the extent that the Company’s own equity instruments underlie the fair values of derivatives of the Group. As at 31 December 2012, the Group’s exposure to equity price risk is the derivatives embedded in the 2007 Convertible Bonds and the 2011 Convertible Bonds issued by the Company as disclosed in Note 29(c) and (e) respectively.

As at 31 December 2012, it is estimated that an increase of 20% in the Company’s own share price would decrease the Group’s profit for the year and retained earnings by approximately RMB 2,007 million (2011: RMB 2,159 million); a decrease of 20% in the Company’s own share price would increase the Group’s profit for the year and retained earnings by approximately RMB 1,448 million (2011: RMB 1,628 million). This sensitivity analysis has been determined assuming that the changes in the Company’s own share price had occurred at the balance sheet date and that all other variables remain constant. The analysis is performed on the same basis for 2011.

40 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧      Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧      Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧      Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

2012

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions
Assets
Available-for-sale financial assets:
– Listed	83	—	—	83	13	—	—	13
Derivative financial instruments:
– Derivative financial assets	82	1,111	—	1,193	—	—	—	—
	165	1,111	—	1,276	13	—	—	13
Liabilities
Derivative financial instruments:
– Embedded derivative components of the Convertible Bonds	—	2,576	—	2,576	—	2,576	—	2,576
– Other derivative financial liabilities	92	1,016	—	1,108	—	36	—	36
	92	3,592	—	3,684	—	2,612	—	2,612

2011

	The Group				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	millions	millions	millions	millions	millions	millions	millions	millions
Assets
Available-for-sale financial assets:
– Listed	55	—	—	55	13	—	—	13
– Non-listed	—	200	—	200	—	—	—	—
Derivative financial instruments:
– Derivative financial assets	133	758	—	891	—	—	—	—
	188	958	—	1,146	13	—	—	13
Liabilities
Derivative financial instruments:
– Embedded derivative components of the Convertible Bonds	—	2,680	—	2,680	—	2,680	—	2,680
– Other derivative financial liabilities	79	810	—	889	—	188	—	188
	79	3,490	—	3,569	—	2,868	—	2,868

During the years ended 31 December 2012 and 2011, there were no transfers between instruments in Level 1 and Level 2.

40 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii) Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range between 4.89% to 6.55% (2011: 4.95% to 7.05%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2012 and 2011:

	2012	2011
	RMB millions	RMB millions
Carrying amount	137,408	160,082
Fair value	131,391	146,272

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

41 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Oil and gas properties and reserves
The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

41 ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation
Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts
Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

42 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2012

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2012 and which have not been adopted in these financial statements.

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

43 POST BALANCE SHEET EVENT

On 4 February 2013, the Company announced a schedule of placing new H shares to certain independent investors. Pursuant to the schedule and on 14 February 2013, the Company issued 2,845,234,000 H Shares with a par value of RMB 1.00 each at the placing price of HKD 8.45 per share to these independent investors, with the aggregate net proceeds of HKD 23,970 million.

Pursuant to a resolution passed at the director’s meeting on 22 March 2013, the Company proposed to transfer share premium to share capital in the proportion of 1 for every 10 shares, subject to the shareholders’ approval at the Annual General Meeting.

44 PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2012 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government Grants
Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety Production Fund
Under ASBE, safety production fund should be recognised in profit or loss with a corresponding change in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expense is recognised in profit or loss when incurred, and fixed assets are depreciated with applicable methods.

Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	Note	2012	2011
		RMB millions	RMB millions
Net profit under ASBE		66,411	76,864
Adjustments:
Government grants	(i)	112	97
Safety production fund	(ii)	273	1,484
Profit for the year under IFRS*		66,796	78,445

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	2012	2011
		RMB millions	RMB millions
Shareholders’ equity under ASBE		550,601	509,525
Adjustments:
Government grants	(i)	(1,723)	(1,489)
Safety production fund	(ii)	(842)	(692)
Total equity under IFRS*		548,036	507,344

* The above figures are extracted from the financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by KPMG.

(D) SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the Accounting Standards Update 2010-03, “Extractive Activities – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2012 and 2011, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities of the Group set out below represent information of the Company and its consolidated subsidiaries. The oil and gas producing activities of the equity method investee of the Group are insignificant and have not been combined with the information included herein.

Table I: Capitalised costs related to oil and gas producing activities

	2012	2011
	RMB millions	RMB millions
Property cost, wells and related equipment and facilities	451,288	469,178
Supporting equipment and facilities	158,749	82,289
Uncompleted wells, equipment and facilities	57,124	37,708
Total capitalised costs	667,161	589,175
Accumulated depreciation, depletion, amortisation and impairment losses	(316,445)	(275,348)
Net capitalised costs	350,716	313,827
Table II: Costs incurred in oil and gas exploration and development

	2012	2011
	RMB millions	RMB millions
Exploration	22,637	20,722
Development	71,168	51,368
Total costs incurred	93,805	72,090

Table III: Results of operations related to oil and gas producing activities

	2012	2011
	RMB millions	RMB millions
Revenues
Sales	53,270	46,901
Transfers	174,251	172,791
	227,521	219,692
Production costs excluding taxes	(47,467)	(42,505)
Exploration expenses	(15,533)	(13,341)
Depreciation, depletion, amortisation and impairment losses	(40,289)	(37,608)
Taxes other than income tax	(39,784)	(43,647)
Profit before taxation	84,448	82,591
Income tax expense	(22,953)	(22,141)
Results of operation from producing activities	61,495	60,450

The results of operations for producing activities for the years ended 31 December 2012 and 2011 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information

The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2012 and 2011 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

	2012	2011
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,848	2,889
Revisions of previous estimates	9	126
Improved recovery	163	72
Extensions and discoveries	151	82
Production	(328)	(321)
End of year	2,843	2,848
Non-controlling interest in proved developed and undeveloped reserves at the end of year	32	36
Proved developed reserves
Beginning of year	2,545	2,554
End of year	2,577	2,545
Proved undeveloped reserves
Beginning of year	303	335
End of year	266	303
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,709	6,447
Revisions of previous estimates	278	(74)
Improved recovery	109	4
Extensions and discoveries	232	849
Production	(598)	(517)
End of year	6,730	6,709
Proved developed reserves
Beginning of year	4,246	4,471
End of year	5,439	4,246
Proved undeveloped reserves
Beginning of year	2,463	1,976
End of year	1,291	2,463

Table V: Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2012 and 2011 and should not be relied upon as an indication of the Group’s future cash flows or value of its oil and gas reserves.

	2012	2011
	RMB millions	RMB millions
Future cash flows	2,029,836	1,990,353
Future production costs	(965,683)	(909,528)
Future development costs	(50,162)	(50,934)
Future income tax expenses	(176,591)	(191,391)
Undiscounted future net cash flows	837,400	838,500
10% annual discount for estimated timing of cash flows	(322,234)	(342,261)
Standardised measure of discounted future net cash flows	515,166	496,239
Discounted future net cash flow attributable to non-controlling interests	7,059	7,949

Table VI: Changes in the standardised measure of discounted cash flows

	2012	2011
	RMB millions	RMB millions
Sales and transfers of oil and gas produced, net of production costs	(104,319)	(106,469)
Net changes in prices and production costs	(28,277)	104,795
Net change due to extensions, discoveries and improved recoveries	73,394	46,084
Revisions of previous quantity estimates	12,945	28,904
Previously estimated development costs incurred during the year	19,526	15,239
Accretion of discount	40,767	33,551
Net change in income taxes	4,630	(30,070)
Others	261	279
Net change for the year	18,927	92,313

CORPORATE INFORMATION
STATUTORY NAME
中國石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中國石化

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Fu Chengyu

REGISTERED ADDRESS AND PLACE OF BUSINESS
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode : 100728
Tel. : 86-10-59960028
Fax : 86-10-59960386
Website : http://www.sinopec.com
E-mail addresses : ir@sinopec.com,
media@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

AUTHORISED REPRESENTATIVES
Mr. Wang Tianpu
Mr. Huang Wensheng

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode : 100728
Tel. : 86-10-59960028
Fax : 86-10-59960386

NEWSPAPERS FOR INFORMATION
DISCLOSURE
China Securities Journal
Shanghai Securities News
Securities Times

INTERNET WEBSITE PUBLISHING THIS
ANNUAL REPORT
DESIGNATED BY THE
CHINA SECURITIES REGULATORY
COMMISSION
http://www.sse.com.cn

The Stock Exchange of Hong Kong Limited Website:
http://www.hkex.com.hk

Company Website:
http://www.sinopec.com

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
21st Floor, Beijing Silver Tower
No. 2, Dong San Huan North Road
Chaoyang District
Beijing PRC
Postcode: 100027

Hong Kong:
Herbert Smith
23rd Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong

U.S.A.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central, Hong Kong

PRINCIPAL BANKERS
Bank of China
410 Fuchengmennei Street
Xicheng District
Beijing, PRC

Industrial and Commercial Bank of China
55 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY FOR ADRS
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT
ARE AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK
NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name : SINOPEC CORP
Stock code : 600028

H Shares:
Hong Kong Stock Exchange
Stock name : Sinopec Corp
Stock code : 0386

ADRs:
New York Stock Exchange
Stock name : SINOPEC CORP
Stock code : SNP

London Stock Exchange
Stock name : SINOPEC CORP
Stock code : SNP

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Domestic Auditors : KPMG Huazhen (Special
General Partnership) Certified Public Accountants
Address : 8/F, Office Tower E2
Oriental Plaza
1 East Chang An Avenue
Dong Cheng District
Beijing 100738, PRC
Overseas Auditors : KPMG
Certified Public
Accountants
Address : 8th Floor Prince’s Building Chater Road
Central
Hong Kong

Previous Registrations and Registration Alterations

Date of initial registration	25 February 2000

Address of initial registration	A6 Huixin East St., Chaoyang District, Beijing, P.R.China

Initial registration	Registration no. of business license of enterprise entity	:	1000001003298

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organization code	:	71092609-4

First alteration	Date of alteration of registration	:	9 July 2008

	Address of alteration	:	A6 Huixin East St., Chaoyang
	of registration		District, Beijing, P.R.China

	Registration no. of business	:	100000000032985
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organization code	:	71092609-4

Second alteration	Date of alteration of registration	:	7 October 2008

	Address of alteration	:	No.22, Chaoyangmen North Street,
	of registration		Chaoyang District, Beijing

	Registration no. of business	:	100000000032985
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organization code	:	71092609-4

Third alteration	Date of alteration of registration	:	5 November 2010

	Address of alteration	:	No.22, Chaoyangmen North Street,
	of registration		Chaoyang District, Beijing

	Registration no. of business	:	100000000032985
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organization code	:	71092609-4

Fourth alteration	Date of alteration of registration	:	7 June 2011

	Address of alteration	:	No.22, Chaoyangmen North Street,
	of registration		Chaoyang District, Beijing

	Registration no. of business	:	100000000032985
license of enterprise entity

	Tax registration no.	:	Jing Guo Shui Chao Zi
110105710926094

	Organization code	:	71092609-4

Latest alteration	Date of alteration of registration	:	18 July 2012

	Address of alteration of registration	:	No.22, Chaoyangmen North Street, Chaoyang District, Beijing

	Registration no. of business license of enterprise entity	:	100000000032985

	Tax registration no	:	Jing Guo Shui Chao Zi 110105710926094

	Organization code	:	71092609-4

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 22 March 2013 (Friday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the laws and regulations of the PRC:

a)The original copies of annual reports signed by Mr.Fu Chengyu, the Chairman;

b)The original copies of financial statements and consolidated financial statements prepared under IFRS and ABSE, signed by Mr.Fu Chengyu, the Chairman, Mr. Wang Tianpu, the Vice Chairman & President, Mr. Wang Xinhua, the Chief Financial Officer the person in-charge of financial affairs;

c)The original auditors’ report sealed by the Accounting Firm, signed and sealed by the Certified Public Accountant; and

d)All the original copies of the documents and announcements that Sinopec Corp. has published in the newspapers stipulated by the China Securities Regulatory Commission during the reporting period.

By Order of the Board
Fu Chengyu
Chairman

Beijing, PRC, 22 March 2013

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Management Rules for Information Disclosure by Listed Companies promulgated by the China Securities Regulatory Commission, as the Board directors and senior management of Sinopec Corp., we have carefully reviewed the 2012 annual report of Sinopec Corp. and concluded that this annual report truly and objectively represents Sinopec Corp.’s business performance in 2012, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.

Signatures of the Directors and Senior Management

Fu Chengyu	Wang Tianpu	Zhang Yaocang	Zhang Jianhua

Wang Zhigang	Cai Xiyou	Cao Yaofeng	Li Chunguang

Dai Houliang	Liu Yun	Chen Xiaojin	Ma Weihua

Jiang Xiaoming	Andrew Y. Yan	Bao Guo Ming	Wang Xinhua

Zhang Kehua	Zhang Haichao	Jiao Fangzheng	Lei Dianwu

Ling Yiqun	Huang Wensheng

22 March 2013

This annual report is published in both English and Chinese. Should any conflict regarding the meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: March 25, 2013